As filed with the Securities and Exchange Commission on August 11, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PetroAlgae Inc.

(Exact name of registrant as specified in its charter)

Delaware	2860	33-0301060
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1901 S. Harbor City Blvd., Suite 300

Melbourne, FL 32901

(321) 409-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John S. Scott

Chairman and Chief Executive Officer

PetroAlgae Inc.

1901 S. Harbor City Blvd., Suite 300

Melbourne, FL 32901

(321) 409-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew J. Beck, Esq. Daniel P. Raglan, Esq. Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000	David P. Szostak Chief Financial Officer PetroAlgae Inc. 1901 S. Harbor City Blvd., Suite 300 Melbourne, FL 32901 (321) 409-7500	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$200,000,000	$14,260

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes additional shares that the underwriters have the option to purchase. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion. Dated August 11, 2010.

Shares

Common Stock

This is an initial public offering of shares of the common stock of PetroAlgae Inc.

PetroAlgae is offering              of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional              shares in this offering. PetroAlgae will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “PALG.” On August 10, 2010, the last reported sale price of our common stock was $19.99. It is currently estimated that the initial public offering price per share will be between $             and $            .

Application has been made for listing on              under the symbol “        ”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to PetroAlgae	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have the option to purchase up to an additional              shares from              at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	UBS Investment Bank	Citi

Baird	Cowen and Company	Piper Jaffray

Prospectus dated                     , 2010.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “PetroAlgae,” “company,” “we,” “us” and “our” in this prospectus to refer to PetroAlgae Inc. and its sole operating subsidiary, PA LLC.

Our Company

We are a renewable energy company currently licensing and deploying the leading biomass production platform to address existing and growing unmet needs in the global energy and agriculture markets. Our proprietary technology, consisting of light and environmental management systems, allows our customer licensees to grow aquatic microorganisms at a rate that consistently exceeds four times the natural growth rates. This enables the commercial-scale production of two end-products: a fuel feedstock and a protein, which we refer to as our biocrude and protein products. The fuel feedstock is intended to be used principally in existing refineries, resulting in renewable fuels which are functionally compatible with the petroleum-based fuels they would replace. The high productivity afforded by our technology leads to low cost fuel feedstock which should increase the profitability of the refineries without the requirement for any government subsidies.

Our current and prospective customer licensees primarily comprise well-capitalized national oil companies, independent refiners, power companies and multinational agriculture companies that have the ability to rapidly deploy one or more of our standard license units, each consisting of a 5,000 hectare micro-crop production facility. To date, we have signed binding contracts for the development and construction of              license units with              customer licensees, which we estimate will generate $             of licensing and royalty fees over a five-year period, and non-binding memoranda of understanding, or MOUs, with five prospective customer licensees representing up to 18 license units. We have also developed a strong pipeline of over 300 additional prospective customer licensees that have indicated an interest in the development and construction of approximately 500 license units in over 40 countries.

We intend to generate licensing fees and royalties from customer licensees in the global energy and agriculture markets. Our licensing approach is designed to provide us with a steady, highly-profitable and reliable revenue stream, while requiring us to make only minimal capital expenditures, since our customer licensees incur the costs associated with the development and construction of our bioreactors and the associated processing facilities. On occasion, we may consider entering into alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In such situations, we would generally reduce or eliminate our license fees and royalties in return for a greater share of the operation’s profits, but with no direct exposure to capital requirements.

The End-Products Produced by Our Technology

The end-products produced by our technology have several applications:

•	Our biocrude can be used in energy markets as:

¡	a petroleum resid replacement for conversion to diesel, jet fuel, and other fuel products;

¡	a feedstock for the production of pyrolysis oil;

¡	combustible fuel for power generators; and

¡	a feedstock for fermentation into ethanol, butanol or other fuels.

•	Our protein product can be used as a high quality protein source for animal feed and eventually human nutrition.

Our biocrude can be used in the existing petroleum refinery infrastructure with only minimal modifications. This results in “drop-in” fuel products that are functionally compatible with petroleum-based fuels and can be used in the existing petroleum distribution infrastructure. Our biocrude addresses the growing energy needs within the approximately $2.5 trillion annual fuels market. Subject to the receipt of requisite regulatory approvals, our current protein product can be delivered directly into the existing supply chains for animal feed, and we are developing a protein product for human consumption, which together we believe will allow our customer licensees to access a $63 billion annual global protein market.

For our customer licensees engaged in the energy market, the value of our protein product offsets the cost of production, resulting in biocrude produced at a low marginal cost. As a result, we believe that the end-products produced by the licensees of our technology and processes will remain commercially viable even with crude oil prices as low as $20 per barrel. The profitability of our license units is not dependent on government subsidies or historically high oil prices. Similarly, for our protein-focused customer licensees, the value of our biocrude offsets the cost of producing our protein product.

Our Proprietary Technology Platform

We have substantial expertise and proprietary knowledge across the entire production process, and, in particular, we believe that our growth and harvesting systems are the key to the economic viability of our technology and processes. Unlike many of our competitors, we utilize the physics of natural light control to achieve maximum growth productivity from micro-crops.

We are able to optimize the growth of indigenous micro-crops at commercial scale through the management of light exposure and other elements of the environment. Our technology continuously monitors a combination of variable parameters, including light, temperature, density and nutrition, to determine the optimal point in the growth cycle at which the biomass should be harvested (typically multiple times per day). A variety of technologies are required to achieve maximum productivity, the most important of which are:

•	our proprietary software, which includes complex algorithms that determine the correct harvesting density and sunlight exposure of biomass for purposes of optimizing growth; and

•	our proprietary remote sensing system that enables micro-crop density measurement.

Micro-crops grow in multiple layers in our bioreactors, with the number of layers determining the average amount of light exposure each organism receives. Too many layers will prevent a sufficient amount of sunlight from reaching the organisms in bottom layers. Too few layers cause the organisms to be overexposed. Our technology enables us to achieve maximum productivity by monitoring the number of layers in each bioreactor.

We have designed our bioreactors to be modular in order to support their rapid, large scale deployment at predictable cost and productivity levels. Because our technology is principally embodied in the software and processes that control light exposure, the hardware in our systems is comprised almost entirely of commercially available off-the-shelf equipment that is already widely used in the agriculture industry. This significantly reduces the scaling risk for prospective customer licensees.

In June 2009, we completed our working demonstration facility in Florida consisting of two full-scale bioreactors (approximately one hectare each) that demonstrates the micro-crop yield that our technology can generate, and produces our biocrude and protein products for use in testing and verification. We believe that this facility demonstrates to our prospective customer licensees the commercial viability of our technology and processes and distinguishes us from many of our competitors.

Our Industry and Market Opportunity

According to the International Energy Agency, or IEA, global petroleum demand in 2009 was 85 million barrels per day and is expected to grow to approximately 88 million barrels per day by 2011. At the same time, economic, political and environmental pressures have increased the need to find renewable alternatives. Biofuels have attracted significant interest over the past several years with the number of competitors and approaches having grown over this period.

First generation biofuel manufacturers use biocatalysts to produce biofuels, such as ethanol and biodiesel, from food-based biomass and plant oils. However, fuels produced from these sources do not provide an optimal solution to the petroleum dependence problem as they reduce the resources available for food production and require extensive use of arable land.

A new generation of renewable fuels utilizing micro-crops is being developed to address these issues. We believe that there are three distinct approaches being employed by companies in the microorganism sector to address the production of renewable fuels from microorganisms:

•	photosynthetic harvested – the PetroAlgae approach,

•	non-photosynthetic harvested, and

•	direct secretion.

These renewable fuel alternatives attempt to provide an attractive solution to petroleum dependence. We believe that the market will continue its pursuit of micro-crop based fuels.

Given the increase in global demand for diesel and other middle distillate fuels that are typically refined from heavier fractions of crude, refiners have been unable to procure an adequate supply of heavier fractions of crude and, consequently, have had an increasingly limited access to resid. Since resid is the feedstock for cokers, which are generally the most profitable part of a refinery, cokers are currently underutilized, which has resulted in lower refinery profits. This problem is especially prevalent among independent refiners that do not have their own oil exploration and production capabilities. Our biocrude feedstock, which is a substitute for resid, allows refiners to increase the utilization of their cokers and thereby produce more middle distillates, leading to a more valuable fuel slate and higher margins. Based upon the typical production capacity of a standard license unit, it would require approximately 240 license units (producing a total of approximately 55 million metric tons of biocrude annually) to fill the current global coker excess capacity.

According to the World Health Organization, the current worldwide protein deficiency is more than 15 million metric tons per year. This shortage is particularly acute in developing countries. As population and per capita income grow in the developing world, the consumption of protein is expected to increase. The global feed and food industries require a new, economical source of adequate protein to eliminate this growing shortfall. Our protein product will not only be able to meet this need but will be able to do so at lower production costs than traditional protein sources. Based upon the typical production capacity of a standard license unit, it would require approximately 170 license units (producing a total of approximately 15 million metric tons of protein annually) to meet the current worldwide protein deficiency.

Both the renewable fuels and protein markets are global and significant in size. Our biocrude and protein products will only comprise a small percentage of the growth in these markets over the next five years. We believe the scale of our customer licensees’ products will have no impact on the market prices for these commodities.

The PetroAlgae Solution

We have developed our technology and processes to address the growing unmet needs in the global energy and agriculture markets. We have been a leader in developing photosynthetic harvested micro-crops and believe that our micro-crop solution will result in the commercial scale, economically-viable production of “drop-in” fuel products to replace fossil fuels and high quality digestible protein products for animal and eventually human use. Our micro-crop cultivation processes have demonstrated economically sustainable growth levels due to our proprietary technology that maximizes biomass growth productivity through the management of light exposure and the optimization of harvesting schedules. Measured in terms of dry weight, micro-crops grown using our technology and processes are typically 10 times more productive per hectare than macro-crops, such as corn and soybeans, traditionally used for renewable fuel feedstock.

While several companies in this space have moved beyond the laboratory, we believe that none have reached a level of commercial viability that would allow them to address the growing unmet needs in the broader commodity fuel and agriculture markets.

Our solution overcomes many of the specific challenges facing the biofuels industry, including:

•

Organism Selection: Rather than developing genetically modified or selectively bred species, we use indigenous species pre-selected by nature to thrive in the region of interest as they are accustomed to local flora, fauna and pathogens.

•

Required Resources: We use floating organisms that can access adequate volumes of ambient carbon dioxide to support commercial growth, versus those requiring the infusion of carbon dioxide from external sources.

•	Processing Costs: We use multi-cellular organisms which require approximately half of the energy use as compared to drying requirements for single cell organisms.

•	Managing Potential Contamination: By keeping the organisms at their peak growth rate, our technology and processes allow them to out-compete potential contaminants for available nutrition.

•

Alignment with Existing Petroleum Infrastructure: Our technology and processes result in “drop-in” fuels that are functionally compatible with petroleum-derived fuels and, therefore, leverage the underutilized petroleum infrastructure, including refining, storage and transportation, versus other biofuels such as biodiesel which must be handled separately.

Our Competitive Strengths

Our key competitive strengths are:

•

Our solution delivers strong economic returns to our customer licensees by addressing critical needs in the marketplaces for fuels and food. The end-products produced by our technology effectively address the persistent shortage of resid feedstock and high-quality protein ingredients. A customer licensee could generate revenue of approximately $350 million annually per standard license unit and earn a pre-tax unlevered internal rate of return of approximately 30%, based on certain assumptions we describe under “Business—Illustrative Customer Licensee Unit Economics.”

•

The profitability of our technology and processes is not dependent on high oil prices and government subsidies. Our customer licensees’ profitability is not dependent on high oil prices and government subsidies for economic viability as compared to many other renewable fuel technologies. Any subsidies that we or our customer licensees receive will only enhance the profitability of our technology and processes.

•

The end-products produced by our technology are compatible with the existing energy and agriculture infrastructure. Our biocrude produces “drop-in” fuels that are functionally compatible with petroleum-based fuels and leverage the existing refinery and distribution infrastructure. Similarly, our protein product can be directly blended with other sources for animal and eventually human consumption.

•

Our deep and growing customer pipeline provides us with a critical first-mover advantage in an emerging market. We have developed a strong customer pipeline to penetrate the global market as a first-mover in producing micro-crop biomass at commercial scale.

•

The end-products produced by our technology are environmentally sustainable. Our renewable micro-crops can be grown on non-arable land, use approximately half as much energy in production as traditional crude oil feedstock and actually supplement global food supplies by producing protein.

•

Our processes substantially eliminate feedstock price volatility for our customer licensees. Our prospective customer licensees operate in markets with exposure to high feedstock price volatility. Our solution uses naturally present carbon dioxide and sunlight to produce feedstock at a predictable and stable cost.

Our Business Strategy

Our objective is to be the leading global provider of technology and processes for the commercial production of micro-crop biomass for the energy and agriculture markets. Key elements of our strategy include:

•

Tap into the specific unmet needs faced by our customer licensees.    These unmet needs are evident in underutilized refinery capacity, shortages of low-cost, high-quality protein feed, the lack of a renewable and stable priced feedstock for local power plants, and the lack of renewable feedstock that meets regulatory mandates. This focus on unmet needs will allow us to demonstrate the compelling value of our technology and processes.

•

Leverage our capital-light licensing model.    Our business model requires minimal capital expenditures from us. It involves the licensing of our technology and processes to customer licensees for fees over the first three years of a 20-year license with a royalty stream during the life of the license. Our customer licensees will be required to pay all upfront infrastructure costs as well as continued maintenance for their licensed facilities. On occasion, we may consider entering into alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In such situations, we would generally reduce or eliminate our license fees and royalties in return for a greater share of the operation’s profits, but with no direct exposure to capital requirements.

•

Rapidly deploy modular and scalable license units.    Our customer licensees will assemble our proprietary 5,000 hectare license units from modular, cost-effective bioreactors and other ancillary equipment, as demonstrated at our working demonstration facility. These modular bioreactors enable rapid deployment at predictable cost and productivity levels. Each deployed bioreactor is immediately productive, which defrays the capital costs of the build-out of subsequent license units.

•

Accelerate business strategy execution through strategic partnerships.    We will continue to develop strategic relationships with established leaders in the industry to develop and market solutions based on our technology platform. Our relationship with Foster Wheeler, for example, allows us to market a compelling solution to the refinery industry.

Our Structure

PetroAlgae Inc. is a holding company whose sole asset is its controlling equity interest in its operating subsidiary, PA LLC. We operate and control the business and affairs, and consolidate the financial results, of PA LLC.

PA LLC was originally founded in September 2006 by XL TechGroup, Inc., or XL Tech, as a company focused on developing technologies for the renewable energy market. In August 2008, XL Tech exchanged certain of its assets, including the equity it held in PA LLC, for the outstanding debt of XL Tech that was held by our principal stockholder. Subsequent to that exchange, our principal stockholder transferred the equity it received and certain related debt to PetroTech Holdings Corp., or PetroTech, a holding company controlled by our principal stockholder. In December 2008, PetroTech acquired a shell company that traded on the OTC Bulletin Board, or the OTCBB, and assigned its interest in PA LLC to this shell company, which it then renamed PetroAlgae Inc. Since 2008, XL Tech has been an inactive holding company controlled by three members of our senior management team who are full-time employees of PetroAlgae Inc.

Prior to the completion of this offering, our principal stockholder will cause PetroTech to contribute its interest in PetroAlgae Inc. to a new entity controlled by our principal stockholder, which we refer to as NewCo. PetroTech will then merge into PetroAlgae Inc., with PetroAlgae Inc. as the surviving entity of that merger. PetroTech’s $10.0 million note that is convertible into              shares of PetroAlgae Inc. will be contributed to PetroAlgae Inc. in the merger in exchange for the issuance of              shares of PetroAlgae Inc. to NewCo.

Prior to the acquisition of the shell company, our employees were compensated in part with equity incentives consisting of units in PA LLC. Since that acquisition, our employees have received equity incentives in PetroAlgae Inc. In order to provide liquidity for their equity interests in PA LLC and to facilitate the exchange of equity interests in PA LLC held by our principal stockholder, we have committed to the following:

•

We will enter into an exchange agreement with certain of PA LLC’s employees, Valens U.S. SPV I, LLC and Calliope Capital Corporation (private investment entities managed by an affiliate of our principal stockholder and which together we refer to as Valens-Calliope), which (subject to the terms of the exchange agreement) will give those employees and Valens-Calliope the right to exchange a portion of their units in PA LLC for shares of PetroAlgae Inc.

common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, that they will then sell in this offering.

•	We will set aside $ from this offering to redeem up to units of PA LLC held by certain of our employees who are not otherwise selling in this offering.

•

No sooner than             months after the completion of this offering, we will file a registration statement with the SEC that will cover the exchange from time to time of an aggregate of                  shares of PetroAlgae Inc. common stock that will be issuable in exchange for the remaining units in PA LLC held by our employees.

We have reserved              million shares of common stock for issuance to cover all exchanges of PA LLC units for shares of our common stock by our employees. We have reserved a further              million shares of common stock for issuance to cover all such exchanges by Valens-Calliope.

The diagram below sets forth a simplified presentation of our corporate structure and ownership on a fully-diluted basis immediately following the completion of this offering:

(1)	The Laurus-Valens Funds will hold their interests in PetroAlgae Inc. directly and indirectly through NewCo.
(2)	PSource Structured Debt Limited will hold its interests in PetroAlgae Inc. through NewCo.
(3)	Valens-Calliope are affiliates of the Laurus-Valens Funds that hold their interests in PA LLC directly.

Our Principal Stockholder

Private investment entities managed by Laurus Capital Management, LLC, Valens Capital Management, LLC and their affiliates, which we refer to collectively as the Laurus-Valens Funds or our principal stockholder, will directly or indirectly through NewCo own approximately     % of our common stock (or     % if the underwriters exercise their option in full) at the completion of this offering. The Laurus-Valens Funds have invested in micro-cap and small private and publicly traded companies since 2001.

The Laurus-Valens Funds expect to nominate one of the five directors we expect to have at the completion of this offering. Of the five directors, three will be independent within the meaning of the applicable             listing standards. We will not avail ourselves of the “controlled company” exemption to the              corporate governance standards and accordingly expect to fully comply with such requirements, including maintenance of a majority independent board of directors, and fully independent audit, compensation and nominating committees.

Our principal stockholder is offering          shares in this offering. See “Principal and Selling Stockholders.”

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 13 and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. You should carefully consider such risks before deciding to invest in our common stock.

Our Corporate Information

PetroAlgae Inc. became a Delaware corporation on August 12, 2008 upon a change of domicile by its predecessor, a California corporation originally incorporated on April 15, 1988. Our principal executive office is located at 1901 S. Harbor City Blvd., Suite 300, Melbourne, FL 32901 and our telephone number is (321) 409-7500. Our website address is www.petroalgae.com. We are currently a reporting company under Section 13 of Securities Exchange Act of 1934, as amended, or the Exchange Act. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. “PetroAlgae,” the “PetroAlgae logo” and other trademarks or service marks of PetroAlgae Inc. appearing in this prospectus are the property of PetroAlgae Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners and the inclusion of such trade names, trademarks or service marks herein does not signify a relationship with, or endorsement or sponsorship of us by, these other companies.

Industry and Market Data

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from these sources.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after this offering(1)	shares

Common stock to be outstanding immediately after this offering, as adjusted(2)	shares

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ (based on the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us).

We intend to use approximately $             of the net proceeds from this offering to repay our outstanding debt. We intend to use the greater of $1.6 million or 1% of the gross proceeds from this offering to pay a fee under our IPO advisory agreement with PSource Capital Guernsey Limited. In addition, we will set aside $             of the net proceeds to redeem up to                  units of PA LLC held by certain of our employees who are not otherwise selling in this offering. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

OTC Bulletin Board symbol	“PALG”.

Proposed symbol	“ ”.

(1)	The number of shares of our common stock that will be outstanding immediately after this offering is based on shares of PetroAlgae common stock outstanding as of and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding at at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants outstanding at at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance under the 2009 Equity Compensation Plan; and

•	any exercise by the underwriters of their right to purchase up to an additional shares of our common stock from .

(2)	The number of shares of our common stock that will be outstanding immediately after this offering, as adjusted, is based on shares of PetroAlgae common stock outstanding as of and includes:

•	shares of our common stock offered by us in this offering;

•	shares of our common stock reserved for issuance to cover exchanges by our employees of their PA LLC units for common stock of PetroAlgae Inc.; and

•	shares of our common stock reserved for issuance to cover exchanges by Valens-Calliope of their PA LLC units for common stock of PetroAlgae Inc.

and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding at at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants outstanding at at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance under the 2009 Equity Compensation Plan; and

•	any exercise by the underwriters of their right to purchase up to an additional shares of our common stock from .

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, as restated, that are included elsewhere in this prospectus. The summary audited consolidated financial data for the period beginning September 22, 2006 and ending December 31, 2009, as restated, is derived from our audited consolidated financial statements for such period that are included elsewhere in this prospectus. The summary unaudited consolidated interim financial data for the three months ended March 31, 2009 and 2010 and as of March 31, 2010, as restated, are derived from our unaudited consolidated interim financial statements for such periods and dates that are included elsewhere in this prospectus. The unaudited consolidated interim financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,				For the Period From September 22, 2006 (Inception) Through December 31	Three Months Ended March 31,
	2007	2008	2009		2009	2009	2010
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data
Revenue	$—	$—		$—	$—	$—		$—
Costs and expenses:
Selling, general and administrative	2,984	8,251		17,401	28,817	4,403		3,550
Research and development	4,863	9,866		15,085	31,045	2,639		4,049
Interest expense—related party	444	1,764		3,198	5,406	593		910
Depreciation	55	269		1,138	1,462	163		259

Total costs and expenses	8,346	20,150		36,822	66,730	7,798		8,768

Net loss before non-controlling interest	(8,346)	(20,150)		(36,822)	(66,730)	(7,798)		(8,768)
Non-controlling interest	—	162		6,554	6,717	1,450		1,561

Net loss attributable to PetroAlgae Inc.	$(8,346)	$(19,988)		$(30,268)	$(60,013)	$(6,348)		$(7,207)

Basic and diluted common shares outstanding	100,000,000	100,362,021		104,866,065		104,400,070		106,275,826

Basic and diluted loss per share	$(0.08)	$(0.20)		$(0.29)		$(0.06)		$(0.07)

Pro forma net loss(1)				$(31,415)				$(7,384)

Shares used in computing pro forma net loss per common share(1)				106,854,182				108,319,192

Pro forma net loss per common share(1)				$(0.29)				$(0.07)

Pro forma as adjusted net loss(2)			$				$

Shares used in computing pro forma as adjusted net loss per common share(2)

Pro forma as adjusted net loss per common share(2)			$				$

	As of March 31, 2010
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$191	$191	$
Restricted cash(4)	2,000	2,000
Property and equipment, net	2,359	2,359
Total assets	4,652	4,652
Current liabilities	12,674	12,179
Notes payable—related party	35,490	25,490
Total stockholders’ equity (deficit)	(45,512)	(35,017)

(1)	On a pro forma basis after giving effect to:
•	the conversion of all of our outstanding convertible debt, including accrued interest, into 2,043,366 shares based on a conversion price of $5.43 per share; and
•

the recovery of 1,000,000 Class A voting units of PA LLC, which were previously issued to Arizona Sciences and Technology Enterprises, LLC, or AzTE, and the cancellation of all existing obligations and future agreements between PetroAlgae and AzTE, in exchange for $0.6 million, each of which occurred in June 2010.

(2)	On a pro forma as adjusted basis to give further effect to:
•

the sale by us of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•

the exchange of             million shares of common stock reserved for issuance prior to the closing of this offering and that are issuable upon the exchange of units of PA LLC for common shares of PetroAlgae; and

•	our use of approximately $ million of the net proceeds of this offering to redeem certain of the equity units of PA LLC held by our employees.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	The restricted cash represents cash received by us related to a license fee for intellectual property, which will be held in escrow until certain actions are taken by the licensee.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or all of your investment in our common stock. When deciding whether to invest in our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. You should read the section entitled “Special Note Regarding Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

We have a limited operating history.

We have been and continue to be a development stage company. As a result, we have no significant history of revenues, operating or net income, cash flows or the other financial performance metrics that will affect the future market price of our common stock. Any investment you make in our common stock will necessarily be speculative and based largely on your own views as to the future prospects for our business. If we are unable to generate sufficient revenues or profits, we may be unable to continue operating and you may lose your entire investment in our common stock.

In addition, because of this limited operating history, investors and research analysts could have more difficulty valuing our common stock, which could lead to significant variability in the value ascribed to our common stock by market participants. This, in turn, could lead to a high degree of volatility in the market price of our common stock, which could have adverse effects on our investors and on our ability to conduct financing activities, determine dividend policy and price any stock options we grant for compensation or other purposes.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2009, 2008, and 2007, we reported net losses of $30.3 million, $20.0 million, $8.3 million, respectively, and negative cash flow from operating activities of $27.6 million, $11.8 million, and $4.7 million, respectively. For the three months ended March 31, 2010, we reported net losses of $7.2 million and negative cash flow from operating activities of $6.0 million. As of March 31, 2010, we had an aggregate accumulated deficit of $67.2 million. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits and other factors, our independent auditors issued an audit opinion with respect to our financial statements for the three years ended December 31, 2009 that indicated that there is a substantial doubt about our ability to continue as a going concern.

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ability to Continue as a Going Concern.”

We expect to derive substantially all of our revenue during our next year of operation from a small number of contracts that we will enter into prior to the consummation of this offering.

Although we have a number of prospective customer licensees, prior to the consummation of this offering we expect to have entered into only              licensing agreements. We expect that licensing fees and royalties from these contracts will comprise substantially all of our revenue during the year following consummation of this offering, and potentially for a longer period of time. During this time, we will be reliant on a small number of customer licensees for substantially all of our revenue, and subject to the risk that these customer licensees will be unable or unwilling to satisfy their payment and other obligations to us.

In addition, these contracts will generally be subject to termination in the event that we fail to satisfy our obligations under such contracts. Although we believe that we have satisfied, and intend to continue to satisfy, these obligations there can be no assurance that we will be able to continue to do so in the future. These contracts may also be terminated if our customer licensees’ demonstration facilities fail to meet certain productivity levels. See “—Some of our initial contracts will be conditioned on the demonstration facilities deployed by our customer licensees meeting certain levels of productivity, and the failure to meet those levels may lead to the termination of these contracts, which will materially adversely affect our ability to generate revenue and our results of operations.”

Furthermore, there is no assurance that our customer licensees will be able to successfully commercialize and distribute biocrude or protein product created using our technology. In that instance, our customer licensees may seek to terminate our contracts or renegotiate the terms. If any of these contracts are terminated or renegotiated on less favorable terms, or if any of our customer licensees fail to meet their payment obligations to us, our ability to generate revenues will be materially adversely affected, and this could have a material adverse effect on our financial condition and could cause us to cease operations.

We may be unable to acquire and retain licensees.

Our main source of revenue will be in the form of licensing fees and royalties from our customer licensees. As of the date of this prospectus, we have entered into              license agreements with customer licensees. Therefore, obtaining a significant number of new customer licensees is critical for our continued growth and operation. Because our technology has not previously been deployed in the marketplace, it is uncertain whether it will be accepted by prospective customer licensees and there is a risk that we will be unable to acquire and retain licensees due to a number of factors, including our proposed licensing fee and royalty structure, capital expenditure requirements or questions surrounding commercial feasibility of our technology. For example, the predicted productivity levels of our micro-crop production system and the processes and methodologies used to operate the system may not yield a result that is commercially attractive to prospective customer licensees (compared to competitive products or otherwise). Our micro-crop production system requires our customer licensees to incur large fixed capital costs, which could render the system cost prohibitive for prospective customer licensees. Failure to secure licensees in a timely manner could have a material adverse effect on our financial condition and could cause us to cease operations.

We have yet to construct our technology on a commercial scale, and may be unable to solve technical and engineering challenges that would prevent our technology from being economically attractive to prospective customer licensees.

Although we have successfully built a working demonstration facility and have extracted small field-scale quantities of biocrude and protein for technical validation, we have not demonstrated that our technology is viable on a commercial scale. All of the tests conducted to date by us with respect to our technologies have been performed on limited quantities of micro-crops, and we cannot assure you that the same or similar results could be obtained at competitive cost on a large-scale commercial basis. We have never utilized this technology under the conditions or in the volumes that will be required to be profitable and cannot predict all of the difficulties that may arise. While our bioreactors are modular in design, we anticipate that a single commercial-scale facility would be several orders of magnitude larger than our working demonstration facility, and the implementation of our technology on that scale will require further research, development, design and testing. Such an undertaking involves significant uncertainties, and consequently the construction of a commercial-scale facility may face delays, failures, or unexpected costs and that we may not be able to successfully design a scalable, cost-effective system for the growth and harvesting of micro-crops.

In addition, once a licensee begins to scale up and replicate such a system, unforeseen factors and issues may arise which make any such system uneconomical, thus causing additional delays or outright failure. The production of petroleum substitutes and protein products from micro-crops involves complex outdoor aquatic systems with inherent risks, including weather, disease, and contamination. As a result, the operations of our customer licensees may be adversely affected from time to time by climatic conditions, such as severe storms, flooding, dry spells and changes in air and water temperature or salinity, and may also be adversely affected by pollution and disease. Any of these or other factors could cause production and growth rates at commercial-scale operations to be significantly below those we project based on results we have achieved at our working demonstration facility. Because we expect to rely on license fees and royalties for our revenues, any operational difficulties experienced by our licensees would have an adverse effect on our revenues and profitability, and such effects could be material.

If we encounter significant engineering or other obstacles in implementing our technology at commercial scale, or if our customer licensees experience significant operational difficulties, our financial condition, cash flows and results of operations could be adversely affected, and such effects could be material.

Some of our initial contracts will be conditioned on the demonstration facilities deployed by our customer licensees meeting certain levels of productivity, and the failure to meet those levels may lead to the termination of these contracts, which will materially adversely affect our ability to generate revenue and our results of operations.

Some of our initial contracts will be conditioned on deployed license units, or demonstration facilities, meeting certain minimum levels of productivity after an initial construction and start-up phase. We generally will not receive any revenues under these contracts unless such levels are met during the test periods prescribed in each such contract. There is no assurance that our customer licensees’ demonstration facilities will meet the minimum levels of productivity required under these contracts. If a demonstration facility does not meet the minimum level of productivity, the relevant contract may be terminated by the customer licensee, which in turn will have a material adverse effect on our ability to generate revenue and our results of operations.

Our proposed licensing terms may not be accepted by prospective customer licensees and, even if accepted, there can be no assurance that customer licensees will meet their payment obligations under these licensing terms.

Prospective customer licensees may not accept our planned license agreement model. For example, prospective customer licensees may be unwilling to pay the proposed licensing fees prior to or during their construction of our micro-crop production system or prior to full commercial deployment of the system. Therefore, even if we are successful in attracting new customer licensees for our technology, we may not realize revenue from such customer licensees in the form or time frame we currently anticipate. Even if customer licensees execute licensing agreements in the form currently anticipated, there is no guarantee that such customer licensees will make payments in the time frame to which they agree. If prospective customer licensees are unwilling or unable to pay as anticipated, the timing of our revenues and incoming cash flows could be reduced or delayed, which could have a material adverse effect on our financial condition or cause us to cease operations.

While we have entered into several MOUs with prospective customer licensees, MOUs are not binding agreements and they might not result in any enforceable contracts or generate any revenue.

We have entered into five MOUs with prospective customer licensees, and have a pipeline of additional prospective customer licensees with whom we hope to eventually enter into licensing agreements. However, MOUs do not bind prospective customer licensees to enter into a license agreement with us or to pay us anything, and there can be no assurance that any prospective customer licensee will ever generate any revenue for us. Accordingly, until we have entered into binding license agreements with these prospective customer licensees, we do not have a right to receive fees or other payments, and prospective customer licensees may decide to terminate their relationship with us at any time, regardless of the existence of an MOU. In addition, we may incur significant costs in connection with promoting our business and our technology to prospective customer licensees, or for research and other work in contemplation of entering into a license agreement with prospective customer licensees. Such expenses might be incurred pursuant to an MOU or otherwise, but to the extent that any such expenses do not result in a binding license agreement, we would not be able to recoup those expenses from anyone.

If we are unable to convert existing MOUs and prospective customer licensee relationships into binding license agreements, or if we are able to convert only a limited number, we may not earn sufficient revenues to continue operations.

The market may not accept the end-products produced by our technology.

The biomass produced by our micro-crop production system produces two end-products: biocrude and protein. The commercial viability of our technology largely depends on the ability of our customer licensees to sell these end-products into existing markets.

It has yet to be proven that potential buyers for the specific end-products produced by our technology, including refineries and feed companies, would ultimately purchase the end-products produced by our customer licensees. For example, market acceptance of our protein product will be a function, among others, of digestibility and palatability (the assessment of which will require additional laboratory and field study). Should these studies not proceed favorably, the market for our protein product could be materially diminished. Failure to establish such a market or any significant reduction in a customer licensee’s profitability may result in their failing to pay us expected licensing fees and would decrease the amount of any royalties we would otherwise receive. Any of these events may have a material adverse effect on our revenues and results of operations, or cause us to cease operations altogether.

The revenue and returns our customer licensees will realize from our technology are highly dependent on the market price of the biocrude and protein end-products produced using our technology, and those prices will be considerably lower if we fail to receive certain regulatory or industry approvals or if those markets are unavailable for other reasons.

The economic viability of our technology depends on the ability of our customer licensees to generate sufficient revenues from the sale of biocrude and protein. These revenues, and the internal rates of return our customer licensees can expect from their investment in our technology, are sensitive to the market prices of these co-products, especially our protein product. Should our customer licensees be unable to obtain an adequate price for these products, their profits would be lower than expected and they might incur losses.

If our customer licensees are unable to sell protein into the market for human consumption, their revenues and profitability could be significantly lower than we and they anticipate. An inability to do so would result in significant lower rates of return. While we expect to begin receiving these approvals by 2013, we do not yet have regulatory approval in any jurisdiction for our protein to be sold for human consumption, and there can be no assurance that such approvals will not be delayed or denied entirely. If we fail to obtain regulatory approvals in sufficient time, then our customer licensees could sell only into the animal feed market, where prices are much lower, and their operations might become loss-making and unviable as a result. Even if we succeed in obtaining regulatory approval, there can be no assurance that the human food market will accept our protein product.

Similarly, our customer licensees’ ability to sell biocrude for use in coker or pyrolysis applications, rather than the lower-priced combustion or fermentation markets, will have a significant effect on their revenues and profitability. Should the coker or pyrolysis markets not be available to our customer licensees, either because our biocrude product fails to meet technical requirements for such uses or because such markets fail to readily accept our biocrude as a viable feedstock, then our customer licensees’ revenues would decrease, perhaps materially, and their return on investment would suffer.

If our customer licensees cannot operate at a reasonable level of profit, they might cease operations, which would result in our losing license fees and royalty payments. In such a circumstance, it is also likely that we would face significant difficulties attracting new customer licensees. Either or both outcomes would likely have a materially adverse effect on our revenues, results of operations and financial condition.

The end-products produced by our technology are subject to industry and regulatory testing.

The end-products produced by our technology generally require industry or regulatory testing in the countries in which they are produced or sold. For example, our biocrude will need to pass industry certification requirements imposed by most refineries before it can be used as a fuel feedstock, and certain prospective customer licensees or end-product purchasers might require that it meet particular technical specifications before use. For certain applications, such as conversion of our biocrude to pyrolysis oil and fermentation to ethanol, additional laboratory testing will be required to determine if such applications constitute viable uses for our biocrude, and if such testing proves unsuccessful, the size of the market for our biocrude may be significantly smaller than we currently anticipate.

Similarly, our protein product requires regulatory approvals before it can be used in animal feed or for human consumption. To date, we have obtained approval for the use of our protein in animal feed only in Indonesia. Approvals in other jurisdictions will be essential to the commercial viability of our technology. In addition, we have not yet submitted our protein product’s application for human consumption for regulatory approval in any jurisdiction. Such approvals could take several years or longer to obtain, if they can be obtained at all. See “Business—Regulatory.”

Should the end-products produced by our technology fail to meet industry or regulatory requirements, there would be an adverse effect on the ability of our customer licensees to market the products of their micro-crop operations, which would adversely affect their profitability. Since we expect to rely on licensing fees and royalties for the substantial majority of our revenues, such events would also adversely affect our revenues and profitability, and such effects could be material.

The assumptions underlying the projected revenues and profitability of our license units for our customers licensees, described under “Business—Illustrative Customer Licensee Unit Economics” and elsewhere in this prospectus, are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our customer licensees’ actual results to differ materially from those projected.

The projected revenues and returns on investment of our license units for our customer licensees, as described under “Business—Illustrative Customer Licensee Unit Economics” and elsewhere in this prospectus, have been prepared by us based on assumptions relating to construction costs and other capital costs associated with building a unit, operating expenses, productivity and growth rates, end-product price ranges, and numerous other assumptions, all of which are inherently uncertain and are subject to significant business, economic, meteorological, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected. If our license units do not achieve the projected results, our customer licensees may not generate revenues or profits sufficient for them to continue operating license units, or the revenues that we receive from such license units may be significantly less than we anticipate. Any of the foregoing could have a material adverse effect on our results of operation and financial condition.

Our long-term success depends on future royalties paid to us by our customer licensees, and we face the risks inherent in a royalty-based business model.

We are a licensing business without a substantial amount of tangible assets, and our long-term success depends on future royalties paid to us by customer licensees. The amount of royalty payments we receive will be primarily based upon the revenues generated by our customer licensees’ operations, and so we will be dependent on the successful operations of our customer licensees for a significant portion of our revenues. We face risks inherent in a royalty-based business model, many of which are outside of our control, including those arising from our reliance on the management and operating capabilities of our customer licensees and the cyclicality of supply and demand for end-products produced using our technology. Should our customer licensees fail to achieve sufficient profitability in their operations, our royalty payments would be diminished and our results of operations, cash flows and financial condition could be adversely affected, and any such effects could be material.

If a competitor were to achieve a technological breakthrough, our operations and business could be negatively impacted.

There currently exist a number of businesses that are pursuing the use of algae, bacteria and other micro-crops and other methods for creating biomass and other alternative fuels. Should a competitor achieve a research and development, technological or biological breakthrough where production costs are significantly reduced, or if the costs of similar competing products were to fall substantially, we may have difficulty attracting customer licensees. In addition, competition from other technologies considered “green technologies” could lessen the demand for the end-products produced by our technology. Furthermore, competitors may have access to larger resources (capital or otherwise) that provide them with an advantage in the marketplace, which could result in a negative impact on our business.

Any competing technology that produces biomass of similar quality, at a superior growth rate and more cost efficient than ours, could render our technology obsolete. In addition, because we do not have any issued patents, we may not be able to preclude development of even directly competing technologies using the same methods, materials and procedures as we use to achieve our results. Any of these competitive forces may inhibit or materially adversely affect our ability to attract and retain customer licensees, or to obtain royalties or other fees from our customer licensees. This could have a material adverse effect on our operations.

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology, our operations and business could be negatively impacted.

Our ability to establish, maintain and enforce intellectual property rights with respect to the technology that we license to our customer licensees will be a significant factor in determining our future financial and operating performance. We seek to protect our intellectual property rights by relying on a combination of patent, trade secret and copyright laws. We also use confidentiality and other provisions in our agreements that restrict access to and disclosure of our confidential know-how and trade secrets.

We have filed patent applications with respect to many aspects of our technologies, including those relating to our bioreactors, growth management systems and downstream processing technologies. However, there can be no assurance that any of these applications will ultimately result in issued patents or, if patents are issued, that they will provide sufficient protections for our technology against competitors. See “—Although we have filed patent applications for some of our core technologies, we do not currently hold any issued patents and we may face delays and difficulties in obtaining these patents, or we may not be able to obtain such patents at all.”

Outside of these patent applications, we seek to protect our technology as trade secrets and technical know-how. However, trade secrets and technical know-how are difficult to maintain and do not provide the same legal protections provided by patents. In particular, only patents will allow us to prohibit others from using independently developed technology that is similar to ours. If competitors develop knowledge substantially equivalent or superior to our trade secrets and technical know-how, or gain access to our knowledge through other means such as observation of our technology that embody trade secrets at customer sites which we do not control, the value of our trade secrets and technical know-how would be diminished.

While we strive to maintain systems and procedures to protect the confidentiality and security of our trade secrets and technical know-how, these systems and procedures may fail to provide an adequate degree of protection. For example, although we generally enter into agreements with our employees, consultants, advisors, customer licensees and strategic partners restricting the disclosure and use of trade secrets, technical know-how and confidential information, there can be no assurance that these agreements will be sufficient to prevent unauthorized use or disclosure. In addition, some of the technology deployed at our customer sites which we do not control may be readily observable by third parties who are not under contractual obligations of non-disclosure, which may limit or compromise our ability to continue to protect such technology as a trade secret.

Although we seek to secure intellectual property rights with respect to our technology where such rights are available, certain aspects of our technology cannot be protected as intellectual property. For example, unlike certain other companies operating in the alternative energy or biofuel industry, our technology does not involve the creation or use of manufactured or genetically engineered organisms. The microorganisms that our processes ultimately convert to biocrude and protein are naturally-occurring species indigenous to the environments in which our customer licensees operate. Since we do not have, and cannot obtain, intellectual property rights with respect to these species, and consequently other companies are free to develop competing technologies to grow these organisms, it is important that we secure and protect our intellectual property rights in the technology that we license to customer licensees, including our processes and system for growing micro-crops at an optimal rate. If we fail to secure and protect these rights, other companies will be able to freely copy or otherwise reproduce our technology, which may in turn cause us to lose customer licensees and prospective customer licensees to those competitors.

While we are not currently aware of any infringement or other violation of our intellectual property rights, monitoring and policing unauthorized use and disclosure of intellectual property is difficult. If we learned that a third party was in fact infringing or otherwise violating our intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

From our customer licensee’s standpoint, the strength of the intellectual property under which we grant licenses can be a critical determinant of the value of these licenses. If we are unable to secure, protect and enforce our intellectual property, it may become more difficult for us to attract new customers. Any such development could have a material adverse effect on our operation, cash flows and financial condition.

Although we have filed patent applications for some of our core technologies, we do not currently hold any issued patents and we may face delays and difficulties in obtaining these patents, or we may not be able to obtain such patents at all.

Patents are a key element of our intellectual property strategy. We have filed nine patent applications in the United States and other jurisdictions but, to date, no patents have issued from these applications. These pending patent applications relate to, among other aspects of our technology, the design of our bioreactors, the physical and chemical treatment processes for biomass, our growth algorithms, multi-spectral cameras and imaging algorithms, the use of our processes to make biocrude and protein end-products, and our enterprise management system. Our patent applications are in the early stages and we have not received substantive feedback from relevant patent offices regarding the viability of our patent applications. It may take a long time for any patents to issue from our applications, and there can be no assurance that any patents will ultimately be issued or that any patents that do ultimately issue will issue in a form that will adequately protect our commercial advantage.

Our ability to obtain patent protection for our technologies is uncertain due to a number of factors, including that we may not have been the first to make the inventions covered by our pending patent applications or to file patent applications for these inventions. We have not conducted any formal analysis of the prior art in the areas in which we have filed our patent applications, and the existence of any such prior art would bring the novelty of our technologies into question and could cause the pending patent applications to be rejected.

Further, changes in U.S. and foreign patent law may also impact our ability to successfully prosecute our patent applications. For example, the United States Congress and other foreign legislative bodies may amend their respective patent laws in a manner that makes obtaining patents more difficult or costly. Courts may also render decisions that alter the application of patent laws and detrimentally affect our ability to obtain patent protection.

Even if patents do ultimately issue from our patent applications, these patents may not provide meaningful protection or commercial advantage. Patents only provide protection for a 20-year period starting from the filing date and the longer a patent application takes to issue the less time there is to enforce it. Further, the claims under any patents that issue from our applications may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to ours. It is also possible that the intellectual property rights of others will bar us from licensing our technology and bar us or our customer licensees from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by our competitors on the basis that they are otherwise invalid or unenforceable.

We may be unable to fully enforce our intellectual property in certain countries.

We expect that many of our customer licensees will be in certain countries, including China, India and Indonesia, where we may have difficulty enforcing our intellectual property rights due to the general nature of the intellectual property enforcement mechanisms that are in place in such countries. These jurisdictions may have weaker statutory protections for intellectual property, or judicial or administrative regimes that make enforcement of these protections more difficult than in the United States. As a result, we might not be able to pursue adequate remedies in the event that our intellectual property rights are violated. In particular, we might be unable to effectively prevent the continuing infringement of our intellectual property rights.

To the extent that any material infringement of our intellectual property occurs for which we are unable to obtain a remedy, we are likely to suffer a loss of potential revenues, since we won’t receive license fees for such infringing uses, and other existing and prospective customer licensees might become hesitant to pay license fees for a technology being used freely by their competitors in the marketplace. If the infringing uses became widespread, this could have a materially adverse effect on our results of operations, cash flows and financial condition.

We may face claims that we are violating the intellectual property rights of others.

We may face claims, including from direct competitors, other energy companies, scientists or research universities, asserting that our technology or the commercial use of such technology by our customer licensees or partners infringes or otherwise violates the intellectual property rights of others. We have not conducted infringement, freedom to operate or landscape analyses, and as a result we cannot be certain that our technologies and processes do not violate the intellectual property rights of others. We expect that we may increasingly be subject to such claims as we begin to earn revenues and our market profile grows.

We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and there would be no assurance that any such work-around would be available or technically equivalent to our current technology. In such cases, we might need to license a third party’s intellectual property, although any required license might not be available to us on acceptable terms, or at all. If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against us or an injunction against continuing to license our technology, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, we could nonetheless incur substantial costs in defending ourselves in suits brought against us for alleged infringement. Also, if our license agreements provide that we will defend and indemnify our customer licensees for claims against them relating to any alleged infringement of the intellectual property rights of third parties in connection with such customer licensees’ use of our technologies, we may incur substantial costs defending and indemnifying our customer licensees to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to addressing the issues presented. Any party bringing claims might have greater resources than we do, which could potentially lead to our settling claims against which we might otherwise prevail on the merits.

Any claims brought against us or our customer licensees alleging that we have violated the intellectual property of others could have negative consequences for our business, and our financial condition, cash flows and results of operations could be materially adversely affected as a result.

We rely on strategic partners.

We rely on strategic partners to aid in the development and marketing of our technology and processes. Should our strategic partners not regard us as significant to their own businesses, they could reduce their commitment to us or terminate their relationship with us, pursue competing relationships or attempt to develop or acquire products or services that compete with the end-products produced using our technology. Any such action could materially adversely affect our business.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting.

We recently completed a restatement of our financial statements and filed an amendment to our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2010, in which our management determined we had material weaknesses and significant deficiencies in our internal control over financial reporting, and that our internal control over financial reporting is not effective. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Specifically, our material weaknesses relate to the lack of technical expertise among our accounting staff and inadequate staffing levels in our accounting department. These factors led to a restatement of several errors in our financial statements for the three years ended December 31, 2009 and for the three months ended March 31, 2009 and 2010, including (1) the failure to correctly estimate the fair value of the grants to our employees in 2008 and 2007 of restricted profits interests in PA LLC; (2) the inappropriate characterization of certain new areas of activity and cost as research and development expense; (3) the failure in 2008 to properly consider and account for an option to purchase ownership units in PA LLC that was issued in connection with the issuance of a Company debt instrument; (4) the improper recording in 2009 of the amount of potential future revenues and associated expenses related to shares and a technology license agreement issued to a third party in exchange for cash and the third party’s agreement to market our product in a specified region; and (5) the incorrect valuation in 2009 of shares issued in connection with an agreement for certain research and development services.

Although we have taken steps to remedy the material weaknesses and the significant deficiencies, the measures we have taken may not be effective, and we may not be able to implement and maintain effective internal control over financial reporting in the future. If we have material weaknesses or significant deficiencies in the future, it could affect the accuracy of the financial results that we report or create a perception that those financial results do not fairly state our financial condition or results of operations. Either of those events could have an adverse effect on the market value of our common stock and adversely affect the value of your investment in our common stock.

Our next Annual Report on Form 10-K will include a report by our management regarding the effectiveness of our internal control over financial reporting. As an existing SEC registrant, we will not have the benefit of a full grace period and the necessary diversion of management resources and attention could harm our growth.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations promulgated by the SEC to implement Section 404, we are required to include in our next Annual Report on Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. The report will include, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.

Because we are an existing SEC registrant, we will not have the benefit of a grace period for full Section 404 compliance enjoyed by other companies undergoing an initial public offering. As a result, we will have to devote significant management attention to these compliance matters at a time at which we expect our business to grow substantially. This diversion of management resources and attention could harm our growth.

The recently-enacted Dodd-Frank Wall Street Reform and Consumer Protection Act exempts non-accelerated filers from complying with the requirement set forth in Section 404(b) of the Sarbanes-Oxley Act, which requires that reporting companies include in their annual reports an independent auditors attestation report on the effectiveness of the reporting company’s internal control over financial reporting. For the fiscal year ended December 31, 2010, we will not be an accelerated filer and will therefore be exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act. However, we expect that beginning in fiscal year 2011 we will become an accelerated filer and will be required to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act, which will increase the diversion of our management’s limited resources and attention.

If we fail to manage future growth effectively, our business could be harmed.

We expect to experience rapid growth as we commercialize our technology. This growth will likely place significant demands on our management and on our operational and financial infrastructure. To manage growth effectively, we must continue to improve and enhance our managerial, operational and financial controls, hire sufficient numbers of capable employees and upgrade our infrastructure. We must also manage an increasing number of new and existing relationships with customer licensees, suppliers, business partners and other third parties. These activities will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as we grow, our revenues and profitability may be harmed, and we might be unable to achieve our business objectives.

We may be unable to recruit and retain the necessary personnel to support our future growth.

We currently rely on key individuals in the management and operation of our business. In order to continue the research and design of our micro-crop production system and move to larger commercial scaling and deployment, it will be necessary for us to recruit a significant number of additional qualified individuals, including experienced management and specific technical experts. Any inability to retain key employees or obtain the appropriate resources through hiring, outsourcing or through other contractors could delay or impair our ability to achieve successful results.

We face risks associated with our international operations, including unfavorable regulatory, political and tax conditions, which could harm our business.

We face risks associated with the international licensing activities we have engaged in and expect to engage in, including possible unfavorable regulatory, political and tax conditions, any of which could harm our business. We currently have customer licensees in             ,             and             and expect that we may have additional customer licensees in             ,             and             among other jurisdictions, each of which is subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. In particular, the legal systems in these jurisdictions, particularly with respect to commercial matters and property rights, may be less developed than in the United States or more uncertain in their application. Laws can be subject to varying or unpredictable interpretations, and prior court decisions may have limited or no precedential value. In addition, our ability to enforce our contractual rights in foreign jurisdictions might be limited, especially in relation to our customer licensees that are instrumentalities of foreign governments.

Our business relationships with international customer licensees are subject to foreign government taxes, regulations and permit requirements, and foreign tax and other laws. Our international licensee relationships are also subject to United States and foreign government trade restrictions, tariffs and price or exchange controls; preferences of foreign nations for domestic technologies; changes in diplomatic and trade relationships; political instability, natural disasters, war or events of terrorism; and the strength of international economies. Because we will rely on license fees and royalties from our customer licensees’ operations, any negative impact these factors have on our customer licensees would also have an adverse effect on our financial results.

We are exposed to fluctuations in foreign exchange rates.

In the near term, we expect that substantially all of our revenues will be from customer licensees outside the United States and that, over the longer term, at least a substantial majority of our revenues will come from non-U.S. customer licensees. Under the license agreements that we expect to enter into in the future with non-U.S. customer licensees, a portion of our license and royalty fee revenue may be denominated in currencies other than the U.S. dollar. Many of our costs, however, including most of the costs of our employees who we expect to support the operations of our customer licensees, and our research and development costs, will be denominated in U.S. dollars. We expect that fluctuations in the value of these revenues and expenses as measured in U.S. dollars will affect our results of operations, and adverse currency exchange rate fluctuations may have a material impact on our future financial results. In particular, to the extent that the U.S. dollar appreciates in value relative to the currencies in which we receive revenue, our revenues will be lower in U.S. dollar terms, while many of our expenses will remain at the same level, resulting in a net negative impact on our profitability.

Our quarterly operating results may fluctuate in the future, which may cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Our fluctuations may be amplified by the uncertainty in timing of a relatively small number of large transactions we anticipate. Fluctuations in our quarterly operating results could cause our stock price to decline rapidly, may lead analysts to change their long-term model for valuing our common stock, could cause us to face short-term liquidity issues, may impact our ability to retain or attract key personnel, or cause other unanticipated issues. If our quarterly operating results fail to meet or exceed the expectations of research analysts or investors, the price of our common stock could decline substantially. We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. The results of any quarterly or annual periods should not be relied upon as indications of our future operating performance.

Risks Related to This Offering and Ownership of Our Common Stock

Following this offering, we will be controlled by our principal stockholder. As a result, our principal stockholder will be able to exert significant influence over matters requiring stockholder approval.

Following this offering, our principal stockholder will directly or through a single holding company own approximately     % of our common stock (or     % if the underwriters exercise their option in full) at the completion of this offering. Accordingly, our principal stockholder will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors and the approval of significant corporate transactions and they may in some instances exercise this influence in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, which could deprive you of the opportunity to receive a premium for your common stock as part of a sale, could adversely affect the market price of our common stock and could impede our growth.

Presently, neither our articles of incorporation nor our bylaws prevent our stockholders from taking action by written consent; therefore, stockholders holding more than 50% of our outstanding voting power can take action without a stockholder meeting. The lack of a requirement for a stockholder meeting prior to taking such action means that our minority stockholders may be unable to articulate objections to the actions sought to be taken by stockholders participating in the action by written consent. In addition, our board of directors may be unable to provide a recommendation to our stockholders as to how they should vote on any such matter.

We became a public company through our acquisition of a public shell company pursuant to which we assumed all known and unknown potential liabilities of our predecessor entity.

We became a public company through the acquisition of a public shell company that did not have significant operations or assets at the time of the transaction, but previously operated as a company developing medical imaging technologies prior to declaring bankruptcy and subsequently undergoing bankruptcy liquidation in 1998. Although the bankruptcy decree discharged pre-existing liabilities, we may still be exposed to undisclosed liabilities related to the prior operations of the shell company and we could incur losses, damages or other costs as a result of such exposure. These losses, damages and costs could be substantial, and could have a material and adverse effect on our financial condition, cash flows and results of operations.

A total of                     , or     %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. We will have             shares of common stock outstanding after this offering, assuming no exercise of the underwriters’ option. Of these shares, the             shares sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. The holders of             shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including as provided for by Rule 144 (subject, in the case of shares held by affiliates or control persons, to compliance with the volume and manner of sale restrictions prescribed thereby).

Shares that were outstanding prior to this offering and which are not subject to lock-up agreements, other than those shares held by our affiliates, will be freely tradable in the United States provided any holding period under Rule 144 has expired with respect to such shares, subject, in the case of shares held by our affiliates, to the volume and manner of sale restrictions imposed by Rule 144.

No sooner than                      months following the completion of the offering, we will file a registration statement with the SEC covering the exchange from time to time of an aggregate of              shares of our common stock issuable upon exchange of the outstanding LLC interests in PA LLC held by our employees or by Valens-Calliope. Any shares issued upon such exchange would be freely tradable by any exchanging holder subject, in the case of exchanging holders who are our affiliates, to the volume and manner of sale restrictions imposed by Rule 144.

Sales of our common stock by our shareholders may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has been a limited public market for our common stock. We cannot predict the extent to which an expanded trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In particular, because we do not have any significant operating history, valuation of our common stock might be more difficult than for companies with a substantial financial record. This might cause significant volatility in the market price of our common stock. The market price of shares of our common stock may also be subject to wide fluctuations in response to the many risk factors listed in this section and other factors beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	issuance of new or updated research or reports by securities analysts;

•

our announcement of actual results for a fiscal period that are higher or lower than projected or expected results, or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may cause our common stock price to decline. If our common stock price after this offering does not exceed the initial public offering price, you will not realize any return on your investment in our common stock and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend solely on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value of each outstanding share of our common stock immediately after this offering. If you purchase our common stock in this offering, you will suffer immediate and substantial dilution. If previously granted warrants or options are exercised, you will experience additional dilution. As of             , warrants to purchase             shares of our common stock at a weighted-average exercise price of $             per share and options to purchase             shares of our common stock at a weighted-average exercise price of $             were outstanding. For more information refer to the section of this prospectus entitled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use approximately $             million of the net proceeds from this offering to repay our outstanding debt (including accrued interest), which we owe to our principal stockholder, consisting of the following notes:

•	12% Secured Term Note, issued August 4, 2010;

•	12% Secured Term Note, issued July 21, 2010;

•	12% Secured Term Note, issued June 23, 2010;

•	12% Secured Term Note, issued May 27, 2010;

•	12% Second Amended and Restated Term Notes, issued July 24, 2009; and

•	Promissory Note, dated June 12, 2008, bearing interest at prime + 2% (5.25% at March 31, 2010).

All of the notes mature on June 30, 2012. All indebtedness incurred by us within the past year was used for working capital purposes.

We intend to use the greater of $1.6 million or 1% of the gross amount of proceeds from this offering to pay a fee under our IPO advisory agreement with PSource. See “Relationships and Related Party Transactions—IPO Advisory Agreement and Advisory Fee Agreement with PSource Capital Guernsey Limited.” In addition, we will set aside $             of the proceeds to redeem up to              units of PA LLC held by certain of our employees who are not otherwise selling in this offering. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, including expanding our development, operations, working demonstration facility, and marketing and sales departments.

Our management will have broad discretion in the application of the net proceeds of this offering. The amount we actually spend for the purposes described above will depend, in part, on the timing and amount of our future revenues and our future expenses. Investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon our results of operations, financial condition, contractual restrictions, capital requirements and other factors that our board of directors may deem relevant.

MARKET INFORMATION

Our common stock is currently traded on the OTCBB under the symbol “PALG”. There is a very limited public market for our common stock on the OTCBB. As a result, our common stock has experienced significant price fluctuations and volatility based on discrete trades of very modest volume.

The following table sets forth, for the periods indicated, the reported high and low sales prices of our common stock on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, involving our common stock during each calendar quarter, and may not represent actual transactions. The table also shows the average monthly trading volume for the periods indicated.

	Sales Price		Average Monthly Trading Volume
	High	Low
Fiscal 2010:
Third Quarter (through August 10, 2010)	$26.00	$10.00	346
Second Quarter	$20.00	$3.00	1,853
First Quarter	$25.00	$11.60	2,326

Fiscal 2009:
Fourth Quarter	$24.95	$15.00	4,654
Third Quarter	$40.00	$8.00	6,241
Second Quarter	$11.00	$2.65	5,756
First Quarter	$10.00	$2.00	94,704

Fiscal 2008:
Fourth Quarter	$7.00	$0.25	41,676

On August 10, 2010, the last reported sale price of our common stock on the OTCBB was $19.99 per common share. We have applied to have our common stock listed on              under the symbol “            ”.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis after giving effect to:

¡	the conversion of all of our outstanding convertible debt, including accrued interest into 2,043,366 shares based on a conversion price of $5.43 per share; and

¡

the recovery of 1,000,000 Class A voting units of PA LLC, which were previously issued to AzTE, and the cancellation of all existing obligations and future agreements between PetroAlgae and AzTE, in exchange for $0.6 million, each of which occurred in June 2010.

•	on a pro forma as adjusted basis to give further effect to:

¡

the sale by us of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

¡

the exchange of              million shares of common stock reserved for issuance prior to the closing of this offering and that are issuable upon the exchange of units of PA LLC for common shares of PetroAlgae; and

¡	our use of approximately $ million of the net proceeds of this offering to redeem certain of the equity units of PA LLC held by our employees.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as restated, and related notes that are included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
		(Unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash	$191	$191	$
Restricted Cash	2,000	2,000
Current Liabilities	12,674	12,179
Notes payable—related party	35,490	25,490
Stockholders’ equity (deficit):
Common stock, par value $0.001; 300,000,000 shares authorized; 106,454,480 shares issued and outstanding, actual; 108,497,846 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	106	108
Additional paid-in capital	27,200	38,294
Accumulated deficit	(67,220)	(67,220)
Non-controlling interest	(5,599)	(6,199)
Total stockholders’ equity (deficit)	(45,512)	(35,017)
Total capitalization	(10,022)	(9,527)

The number of shares of our common stock set forth in the table above excludes:

•	1,239,500 shares of common stock issuable upon the exercise of options outstanding at March 31, 2010 at a weighted average exercise price of $8.36 per share;

•	2,125,893 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2010, at a weighted average exercise price of $15.00 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 4,000,000 shares of common stock reserved for issuance under the 2009 Plan.

DILUTION

As of             , we had a negative net tangible book value of approximately $                     or $             per share of our common stock, based upon                      shares of our common stock outstanding on such date.

Our pro forma as adjusted net tangible book value as of                      was $                    , or $                     per share of our common stock. Pro forma as adjusted net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the sum of:

(i)	the shares of our common stock that will be outstanding following this offering; and

(ii)	the shares of our common stock that are issuable following this offering upon the exchange of units of PA LLC for shares of our common stock.

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of             shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of the shares of our common stock offered by us in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of              would have been $            , or $             per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors in our common stock. The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share	$
Pro forma as adjusted net tangible book value per share as of , before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering	$

Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, based on an assumed initial public offering price of $              per share, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of                          and after giving effect to the offering, based on the assumed initial public offering price per share of $            , the midpoint of the range set forth on the cover of this prospectus.

The differences between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased			Total Consideration
	Number	Percent		Amount (in thousands)	Percent		Average Price Per Share
Existing stockholders			%	$		%	$
New public investors

Total		100%			$100%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to acquire additional shares, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

As of                             , warrants to purchase                      shares of our common stock at a weighted-average exercise price of $         per share and options to purchase                  shares of our common stock at a weighted-average exercise price of $         were outstanding. The foregoing dilution analysis does not include the effect of the exercise of these warrants or options.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, as restated, that are included elsewhere in this prospectus. The selected audited consolidated financial data for the period beginning September 22, 2006 and ending December 31, 2009, as restated, is derived from our audited consolidated financial statements for such period that are included elsewhere in this prospectus. The selected unaudited consolidated interim financial data for the three months ended March 31, 2009 and 2010 and as of March 31, 2010, as restated, are derived from our unaudited consolidated interim financial statements for such periods and dates that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated interim financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. Prospective investors should read these selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,				For the Period From September 22, 2006 (Inception) Through December 31	Three Months Ended March 31,
	2007	2008	2009		2009	2009	2010
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data
Revenue	$—	$—		$—	$—	$—		$—
Costs and expenses:
Selling, general and administrative	2,984	8,251		17,401	28,817	4,403		3,550
Research and development	4,863	9,866		15,085	31,045	2,639		4,049
Interest expense—related party	444	1,764		3,198	5,406	593		910
Depreciation	55	269		1,138	1,462	163		259

Total costs and expenses	8,346	20,150		36,822	66,730	7,798		8,768

Net loss before non-controlling interest	(8,346)	(20,150)		(36,822)	(66,730)	(7,798)		(8,768)
Non-controlling interest	—	162		6,554	6,717	1,450		1,561

Net loss attributable to PetroAlgae Inc.	$(8,346)	$(19,988)		$(30,268)	$(60,013)	$(6,348)		$(7,207)

Basic and diluted common shares outstanding	100,000,000	100,362,021		104,866,065		104,400,070		106,275,826

Basic and diluted loss per share	$(0.08)	$(0.20)		$(0.29)		$(0.06)		$(0.07)

Pro forma net loss(1)				$(31,415)				$(7,384)

Shares used in computing pro forma net loss per common share(1)				106,854,182				108,319,192

Pro forma net loss per common share(1)				$(0.29)				$(0.07)

Pro forma as adjusted net loss(2)			$				$

Shares used in computing pro forma as adjusted net loss per common share(2)

Pro forma as adjusted net loss per common share(2)			$				$

	As of December 31,			As of March 31,
	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$720	$11,598	$8,592	$4,652
Total liabilities	9,712	26,803	48,912	50,164
Total stockholders’ deficit	(8,992)	(15,205)	(40,320)	(45,512)

(1)	On a pro forma basis after giving effect to:
•	the conversion of all of our outstanding convertible debt, including accrued interest, into 2,043,366 shares based on a conversion price of $5.43 per share; and
•

the recovery of 1,000,000 Class A voting units of PA LLC, which were previously issued to Arizona Sciences and Technology Enterprises, LLC, or AzTE, and the cancellation of all existing obligations and future agreements between PetroAlgae and AzTE, in exchange for $0.6 million, each of which occurred in June 2010.

(2)	On a pro forma as adjusted basis to give further effect to:
•

the sale by us of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•

the exchange of             million shares of common stock reserved for issuance prior to the closing of this offering and that are issuable upon the exchange of units of PA LLC for common shares of PetroAlgae; and

•	our use of approximately $ million of the net proceeds of this offering to redeem certain of the equity units of PA LLC held by our employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements, as restated, that are included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Our Business

We are a renewable energy company currently licensing and deploying the leading biomass production platform to address existing and growing unmet needs in the global energy and agriculture markets. Our proprietary technology, consisting of light and environmental management systems, allows our customer licensees to grow aquatic microorganisms at a rate that consistently exceeds four times the natural growth rates. This enables the commercial-scale production of two end-products: a fuel feedstock and a protein, which we refer to as our biocrude and protein products. The fuel feedstock is intended to be used principally in existing refineries, resulting in renewable fuels which are functionally compatible with the petroleum-based fuels they would replace. The high productivity afforded by our technology leads to low cost fuel feedstock which should increase the profitability of the refineries without the requirement for any government subsidies.

Our current and prospective customer licensees primarily comprise well-capitalized national oil companies, independent refiners, power companies and multinational agriculture companies that have the ability to rapidly deploy one or more of our standard license units, each consisting of a 5,000 hectare micro-crop production facility. To date, we have signed binding contracts for the development and construction of              license units with              customer licensees, which we estimate will generate $         of licensing and royalty fees over a five-year period, and non-binding MOUs with five prospective customer licensees representing up to 18 license units. We have also developed a strong pipeline of over 300 additional prospective customer licensees that have indicated an interest in the development and construction of approximately 500 license units in over 40 countries.

We intend to generate licensing fees and royalties from customer licensees in the global energy and agriculture markets. Our licensing approach is designed to provide us with a steady, highly-profitable and reliable revenue stream, while requiring us to make only minimal capital expenditures, since our customer licensees incur the costs associated with the development and construction of our bioreactors and the associated processing facilities. On occasion, we may consider entering into alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In such situations, we would generally reduce or eliminate our license fees and royalties in return for a greater share of the operation’s profits, but with no direct exposure to capital requirements.

The End-Products Produced By Our Technology

Our biocrude is a renewable hydrocarbon feedstock that we have demonstrated can be efficiently converted to diesel, jet fuel, and other fuel products in the existing refinery infrastructure. Our biocrude is also suitable as a feedstock for the production of py oil, as a combustible fuel for power generation, and as a feedstock for fermentation into ethanol, butanol and other fuels. The resulting end-products are “drop-in” fuel products that are functionally compatible with petroleum-based fuels and can be used in the existing petroleum distribution infrastructure. Our biocrude addresses the growing energy needs within the approximately $2.5 trillion annual fuels market.

Our protein product is a high quality protein source for animal feed and eventually human nutrition. Subject to the receipt of requisite regulatory approvals, our current protein product can be delivered directly into the existing supply chains for animal feed, and we are developing a protein product for human consumption, which together we believe will allow our customer licensees to access a $63 billion annual global protein market.

For our customer licensees engaged in the energy market, the value of our protein product offsets the cost of production, resulting in biocrude produced at a low marginal cost. As a result, we believe that the end-products produced by the licensees of our technology and processes will remain commercially viable even with crude oil prices as low as $20 per barrel. The profitability of our license units is not dependent on government subsidies or historically high oil prices. Similarly, for our protein-focused customer licensees, the value of our biocrude offsets the cost of producing our protein product.

Our Revenues

We expect to generate our revenues from license fees and royalties that we will earn from license agreements, pursuant to which our customer licensees will license from us the right to build and operate the bioreactors and associated processing facilities that make up our technology platform. We expect these license agreements will provide for the payment of license fees generally over the expected three-year construction period of our customer licensees’ facility. As these facilities become operational, we would also expect to earn royalties on our customer licensees’ sales of the biocrude and protein end-products produced by our technology.

Our Development

We have achieved a number of significant milestones since we were founded in September 2006. Our focus has been on the creation and development of growth and harvesting technologies for the commercial-scale production of micro-organism biomass that could be processed for sale into existing energy and agriculture markets. To do this, we committed significant resources to our research and development efforts, including completing a working demonstration facility in June 2009 to test, refine and exhibit our technology and processes. Since the completion of our working demonstration facility, we have conducted extensive internal and third-party testing of our technology and the biocrude and protein end-products to validate their commercial viability. Although we continue to test and refine our technology and processes, we are now also focused on building our customer pipeline and entering into MOUs, and subsequently license agreements, with our prospective customer licensees.

Our key milestones to date are as follows:

•

Over the past four years, we have spent $35.1 million on the research and development of our growth and harvesting technologies. We spent these funds on experimentation and testing, developing processes and equipment, and building the infrastructure and databases necessary to support our technology, including the construction of our working demonstration facility.

•	During 2007 and 2008, we developed our proprietary growth algorithms-the complex mathematical formulas we use to determine the correct harvesting density and sunlight exposure of the biomass.

•	During 2009, we developed our proprietary remote sensing system (consisting of multi-spectral cameras and imaging algorithms) that enables us to measure micro-crop density. In addition,

during that time we identified the approximately 150 micro-crop species that are most suitable for our processes from among over 5,000 species that could be used for the commercial generation of biomass.

•

During 2009, we built our business development team and signed our first MOU with a prospective customer licensee. To date, we have signed MOUs with five prospective customer licensees representing up to 18 license units.

•

In June 2009, we completed our working demonstration facility consisting of two full-scale bioreactors (approximately one hectare each) that display our technology and processes and demonstrate the micro-crop yield that each bioreactor can generate.

•

In November 2009, the Indonesian Ministry of Agriculture cleared our protein product as an approved raw material for use in animal feed. We are in the process of obtaining additional animal feed approvals in nine other jurisdictions.

•	During 2009 and 2010, independent laboratories tested the following technology and processes with positive results:

¡	combustion test firing of our biocrude in conjunction with the University of Utah and a major provider of combustion systems;

¡	coker testing of our biocrude at a U.S.-based testing facility jointly owned and managed by over 30 large refiners and industry participants;

¡	pyrolysis testing on a preliminary basis at a commercial pyrolysis testing facility;

¡	initial fermentation testing conducted using tailored enzymes created by Novozymes North America, Inc., or Novozymes;

¡	protein yield and composition testing; and

¡	protein testing for digestibility, palatability and efficacy.

Our Sales Cycle

In order to be successful, we will need to demonstrate to prospective customer licensees that the economic returns from a standard license unit are sufficient to justify the significant capital required to construct our licensed facilities. Because of the significant financial commitment required by our customer licensees, we expect that our sales cycle will often exceed 12 months and will generally include:

•

extensive due diligence by our prospective customer licensees, including site visits to our working demonstration facility, a review of the technical aspects of our technology and processes, an economic analysis that provides an understanding of operational growth, harvest and processing, and customer specific deployment considerations;

•	the entry into an MOU that sets forth the basic commercial terms of our potential relationship;

•

our participation and assistance with customer-specific site selection and the preparation of a tailored operational and economic model that takes into account local environmental conditions, costs of labor and other material expenses; and

•	the entry into a final license agreement that sets forth final terms to enable our customer licensees to begin constructing our license units.

At least for our early customer licensees, we may agree to the establishment of various technical milestones validating the productivity of our technology and processes at commercial scale. In such instances, those initial customer licensees would generally only be obligated to pay us license fees if our technology and processes meet contractually prescribed criteria, such as targeted growth rates, during an initial validation phase.

Financial Operations Overview

Revenue

We expect that the license agreements we enter into with our customer licensees will generally provide for the payment of license fees during the three-year period beginning with the initial construction of our license units and ongoing royalty payments over the term of the license agreement as the licensed unit becomes operational. We may also earn various other types of revenues. For a discussion of our revenue recognition policy, please see “—Critical Accounting Policies and Management Estimates—Revenue Recognition.”

Our revenues are expected to consist of the following:

License Fees.    The timing and amount of the license fees we earn will be specific to each license agreement, but they may consist of equal periodic payments over a period of several years or more tailored provisions, including up-front payments at the time a license agreement is signed or payments due upon the achievement of certain specified technical or operational milestones.

Royalties.    The timing and amount of royalty payments we receive will also be specific to a particular license agreement, but will generally be based on a fixed percentage of the gross revenues generated by our customer licensees. Our license agreements will include a transfer pricing mechanism, which will establish the amount of royalties to be paid by a customer licensee if it consumes the end-products in its own operations or sells the end-products at prices not set by the market.

Other Revenues.    We may also recognize revenue from various other sources, including customer support fees, sublicensing and exclusivity fees.

Factors Affecting our Revenue

We expect the following to be among the factors that will affect our revenue:

Entry into License Agreements.    Our revenues will be almost entirely dependent on the number and terms of license agreements we enter into. Since our sales cycles tend to be long, we expect to have a degree of visibility into our prospective pipeline for new license agreements, and as a result will monitor our prospective customer licensees as they progress through the various stages of our sales cycle. In particular, we view the entry into an MOU as an important indicator of a prospective customer licensee’s degree of interest in our technology. Although non-binding, our MOUs will generally outline important commercial terms of a customer licensee’s potential deployment of our technology and the related license and royalty fees we would expect to earn. Our ability to convert these signed MOUs into license agreements will be critical to the growth and development of our business. We expect to track the number of MOUs and related license units that are converted to license agreements with customer licensees during any given period, as we believe that this will represent an important measure of our operating success.

Product Pricing.    The market prices of the biocrude and protein end-products produced by our technology will play an important role in determining future revenues. Since our royalty revenue will be based on the sales proceeds our customer licensees earn from such end-products, changes in the market prices of these end-products will directly impact those revenues. In addition, since long-term price trends in these markets will determine in part the return on investment our customer licensees earn from our technology, our technology will tend to be more attractive to our customer licensees if those prices are expected to trend upward or remain at high levels.

Competition.    As the demand for alternative energy sources continues to increase, more companies are attempting to develop technology based upon the cultivation and harvesting of micro-crops. Although we believe that we currently have a significant first-mover advantage over our competitors, as other companies begin to enter our markets we may face pricing or other competitive pressures. Our ability to maintain pricing power with respect to our license agreements and royalty rates will significantly affect our revenues.

License Agreement Structure.    We expect to tailor our license agreements to specific opportunities available. This may result in differences in the amount of fees paid and the timing of the payment of such fees. Additionally, we will consider alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In addition to having effects on the timing of cash payments we receive, the structure of a license agreement will also have a significant effect on our ability to recognize revenue over the term of the contract. Since our license fee revenues will generally be recognized over the period of construction, a contract structure that provides for an uneven distribution of payments over that period might result in deferred revenues.

Costs and Expenses

Our costs and expenses are expected to consist of the following:

Cost of Revenue.    Cost of revenue will consist primarily of the costs associated with providing our customer licensees with the technical expertise necessary to assist in the deployment of the license units and ongoing support to optimize their operations. We expect the cost of personnel-related expenses to be the most significant component of these expenses, and we expect to continue to hire new employees, including employees in the jurisdictions in which our customer licensees will operate, in order to support our anticipated growth. These costs will be reported as costs of revenue over the period of the associated revenue recognition. We expect that costs related to customer deployment and support will include primarily employment-related costs for our personnel; travel-related expenses such as airfare, meals and lodging; and the cost of third-party experts that we will retain for technical, logistical and legal support, when necessary.

Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of personnel-related expenses, including consulting and overhead expenses, related to our executive, legal, finance, human resources and information technology functions. These expenses also include costs related to our sales function, including our marketing, public relations and government and regulatory costs. We expect selling, general and administrative expenses to increase as we incur additional listed company expenses, including increased accounting and legal costs, costs related to compliance with securities, corporate governance and other regulations, investor relations, and higher insurance premiums, particularly those related to director and officer insurance. We also expect that the compensation costs associated with the marketing of our technology will increase. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Research and Development.    Research and development expenses consist primarily of the costs of personnel engaged in the construction and operation of our working demonstration facility, laboratory testing and experimentation and product development. Research and development expenses also include the associated materials and equipment, supplies and related overheads associated with these functions. In addition, expenses include costs relating to the research, testing and build-out of various aspects of our technology and processes and costs relating to the testing of the end-products produced by our technology. We intend to continue to invest in research and development, including by hiring additional technical personnel and by using outside consultants for various research and development efforts.

Interest Expense—Related Party.    We recognize interest expense on our debt obligations. To date, our debt financing has been provided exclusively by our principal stockholder. We intend to use the proceeds of this offering to repay all our outstanding debt. See “Use of Proceeds.”

Depreciation Expense.    We capitalize assets used in our business that have an expected useful life that is longer than one year. Since many of our asset purchases relate to research and process testing and therefore have a useful life of less than one year, most of our expenditures on these items have not been capitalized. We depreciate capitalized property and equipment over estimated useful lives that generally range from two to seven years. As we grow our business, capitalized assets and depreciation expense will likely increase as we expand customer support and research and development facilities. Since, under the license agreements we expect to enter into, our customer licensees will purchase the materials associated with the construction of their license units, the significant associated capital expense and the related depreciation of those assets will not affect our financial results.

Income Taxes.    Since our inception, we have incurred losses and have not recorded any U.S. federal, state or non-U.S. income tax. In the future, we will pay U.S. federal and state or non-U.S. income tax on any profits we generate. We will also be subject to withholding of foreign taxes associated with income we generate from non-U.S. sources, which we expect to constitute a substantial majority of our revenues.

Non-controlling Interest.    We do not wholly own PA LLC, our sole operating subsidiary. As of March 31, 2010, minority holders owned approximately 18% of PA LLC. Non-controlling interest represents the proportion of our net income (or loss) attributable to the minority holders and proportionally reduces the amount of reported earnings (or loss) in each period. We expect the current minority holdings to decrease over time as holders of PA LLC interests exchange those interests for shares of our common stock. As a result, the proportional reduction to our earnings will decrease, and our number of shares outstanding will increase. See “Prospectus Summary—Our Structure.”

Factors Affecting our Costs and Expenses

We expect the following to be among the factors that will affect our costs and expenses:

The Growth of our Business.    Our selling, general and administrative expenses are expected to increase in line with the growth of our business.

Continued Development of our Solution.    In order to maintain our competitiveness, we will need to constantly refine our technology and processes, which will require significant ongoing research and development activity. The amount and nature of this activity will affect our research and development expenses from period to period.

Stock-based Compensation.    We include stock-based compensation as part of selling, general and administrative expenses and research and development expenses according to the role of the grantee. We incur these expenses in connection with the grant of stock options and other equity awards to our directors, employees and consultants, and any subsequent modification of those awards. We apply the fair value method in accordance with authoritative guidance for determining the cost of stock-based compensation at the time of the grant. We made stock-based compensation grants of $1.1 million, $2.6 million, $13.6 million and $2.8 million during the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, and 2007, respectively. For a detailed discussion of stock-based compensation and our accounting for such grants, including the timing of expense recognition, see “—Critical Accounting Policies and Management Estimates—Stock-based Compensation.”

Restatement of Financial Statements

In preparing for the planned growth of our business and this offering, in 2010 we augmented our accounting staff by hiring a department head with significant technical accounting experience and we engaged Grant Thornton LLP to re-audit our financial statements.

In preparation for the re-audit, our board of directors concluded on June 18, 2010, in consultation with our management, that as a result of certain accounting errors, it was necessary to restate our financial statements as of December 31, 2009, 2008 and 2007, and for each of the years then ended, for the period from inception (September 27, 2006) to December 31, 2009 and as of March 31, 2010 and for the three months then ended. These accounting errors resulted from, among other factors, a lack of technical expertise among our accounting staff and insufficient staffing levels within our accounting department that constituted material weaknesses in our internal controls over financial reporting. We have taken, and continue to take, steps to remedy these material weaknesses. See “—Summary of Internal Control Findings as of December 31, 2009 and Ongoing Improvement Efforts.”

The accounting errors included the following items:

•

Incorrect Fair Value Calculations of Stock-based Compensation.    In 2008 and 2007, the board of directors of PA LLC granted 106 employees restricted profits interests in PA LLC. These generally vested over a period of four years. At each grant date, the profit interest awards were accounted for based upon an incorrect fair value calculation. Revised grant values determined using corrected fair value estimates resulted in additional compensation expense of approximately $0.5 million for the three months ended March 31, 2010, and $2.0 million, $2.4 million and $0.3 million in 2009, 2008 and 2007, respectively. On a cumulative basis, approximately $5.2 million of expense has been reported as of March 31, 2010 related to these grants and $8.5 million will be reported in future periods, including $6.0 million that will likely be reported in the period in which this offering is consummated. The remaining $2.5 million will be expensed ratably through 2012. We have now revised our policy and methodology for estimating the fair value of stock-based compensation. See “—Stock-based Compensation.”

•

Classification of Expenses.    The nature and amount of our expenditures have changed and increased from our inception (September 22, 2006) through December 31, 2009. Consequently, we have determined that a new category of selling, general and administrative expense, should be presented through this period. This category includes senior management and overhead costs, business development expenditures, system infrastructure costs, accounting and legal costs and intellectual property management costs. Other costs, which are related to the experimentation and development of our technology, are presented as research and development expense. The effect of this reclassification was to decrease research and development expense by $1.2 million for the three months ended March 31, 2010, and by $6.1 million, $1.7 million and $1.3 million in 2009, 2008 and 2007, respectively, and to increase selling, general and administrative expense by the same amount in each such period with no net increase to expenses.

•

Incorrect Accounting Treatment of an Option to Purchase Units in PA LLC.    In 2008, an option to purchase units in PA LLC was issued to XL Tech, which was at that time our parent entity. This option, which XL Tech later assigned along with associated debt to PetroTech and affiliates, remains outstanding. The option had a fair value of approximately $1.5 million and was not recorded at issuance. This transaction has now been accounted for as a discount from the carrying amount of the associated debt, and the amortization of this discount increased interest expense by $0.1 million for the three months ended March 31, 2010, and $0.6 million and $0.5 million for 2009 and 2008, respectively.

•

Characterization of Revenue.    In 2009, we issued common stock and warrants, with a fair value of $3.0 million, to an unrelated party that provided us with equity funding and certain business development activities. Cash proceeds from this equity issuance were received partially at December 31, 2009 ($0.8 million) and partially in January 2010 ($1.2 million). The $1.0 million balance of the fair value of the securities issued has been expensed as a business development cost within selling, general and administrative expense in 2009. We originally recorded the $3.0 million fair value of the securities issued as a 2009 research and development expense. In addition, we received $2 million of additional cash in connection with this transaction, which is subject to repayment to the unrelated party at that party’s option. This amount has been deposited in escrow and reported in restricted cash and other liabilities at December 31, 2009. This adjustment had no effect on reported expenses for the three months ended March 31, 2010, but resulted in the reversal of $0.5 million of revenue previously reported. Previously reported deferred revenue of $1.5 million at March 31, 2010 has been reversed and no deferred revenue is now reported at March 31, 2010.

•

Excess Expense Recognition.    In 2009, we entered into a series of agreements with a third party for the design, engineering, and construction of a facility for the growth, harvesting and processing of micro-crops. This facility was to be used to demonstrate our technology to prospective customer licensees. We issued shares in partial payment, in advance, for these services. We expensed $1.0 million related to this transaction and reported the full amount at the inception of the transaction rather than as services were performed. The shares earned and retained by the third party have been adjusted to reflect their estimated fair value at issuance of approximately $0.1 million and have now been charged to research and development expense. The shares not earned by the third party were returned and cancelled in the first quarter of 2010, resulting in a $0.3 million reduction to paid in capital. On a cumulative basis, the net effect of these adjustments reduced 2009 research and development expense by $0.9 million.

Our consolidated financial statements included in this prospectus have been restated to correct the accounting errors described above.

Summary of Internal Control Findings as of December 31, 2009 and Ongoing Improvement Efforts

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and principal financial officer to provide reasonable assurance regarding:

•	the effectiveness and efficiency of operations;

•	the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP; and

•	our compliance with applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act. Based primarily upon implications of the material errors we have now corrected, we determined that, as of December 31, 2009, our system of internal control over financial reporting was not effective.

We believe that the accounting errors that were identified and corrected in our restated financial statements were as a result of the following material weaknesses in our internal controls over financial reporting:

•	Our accounting staff was small and did not include personnel with the requisite technical expertise to evaluate complex transactions.

Planned Remediation: We have hired a new accounting department head who is a certified public accountant with over 25 years of experience handling complex transactions and public reporting requirements. We also intend to hire additional accounting staff.

•	Communication between our management and accounting staff regarding certain complex transactions and changes in the business were inadequate.

Planned Remediation: We have established stronger lines of communication and documentation procedures to ensure that the substance of all transactions are fully understood and properly reported. In addition to changes in communications, we are adopting a policy on conceptual analysis of complex transactions.

•	We did not have a rigorous policy or procedure for establishing the value of equity and equity-linked securities when issued to employees or others for non-cash consideration.

Planned Remediation: We have established a framework and detailed process of fair value estimation for such securities that is consistent with GAAP rules and that will be followed in all future transactions.

The remediation of material weaknesses in internal controls is a continuing work in progress due to the issuance of new accounting standards and changes in our business. However, remediation of known material weaknesses is among our highest priorities. Our management will periodically assess the progress and sufficiency of our ongoing initiatives and make adjustments as and when necessary. As of the date of this report, our management believes that the ongoing increase in our accounting resources and changes in our procedures will permit us to remediate all material weaknesses in internal control over financial reporting.

Ability to Continue as a Going Concern

We are currently in the development stage and have not yet recognized any revenue. Our financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

We have never been profitable and we have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2009, 2008, and 2007, we reported net losses of $30.3 million, $20.0 million, and $8.3 million, respectively, and negative cash flow from operating activities of $27.6 million, $11.8 million, and $4.7 million, respectively. For the three months ended March 31, 2010, we reported net losses of $7.2 million and negative cash flow from operating activities of $6.0 million. As of March 31, 2010, we had an aggregate accumulated deficit of $67.2 million. We anticipate that operations will continue to report losses and negative cash flow during 2010. As a result of these net losses and cash flow deficits and other factors, there is substantial doubt about our ability to continue as a going concern. However, we expect this uncertainty to be resolved if this offering is successful and we enter into license agreements pursuant to which we generate revenue. See “—Liquidity and Capital Resources.”

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of December 31, 2009, these adjustments would likely include the substantial impairment of the carrying amount of our assets of $3.9 million, which excludes cash and restricted cash of $4.7 million, and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock and warrants, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing.

Results of Operations

Comparison of the Three Months Ended March 31, 2009 and 2010

	March 31, 2009	March 31, 2010	Variance
			Amount	Percentage
Revenue	$—	$—	$—	N/M

Costs and expenses:
Selling, general and administrative	4,403,307	3,549,530	(853,777)	(19)%
Research and development	2,639,006	4,049,374	1,410,368	53%
Interest expense—related party	592,826	909,889	317,063	53%
Depreciation	162,921	258,706	95,785	59%

Total costs and expenses	7,798,060	8,767,499	969,439	12%

Net loss before non-controlling interest	(7,798,060)	(8,767,499)	(969,439)	(12)%
Non-controlling interest	1,450,439	1,560,614	110,175	8%

Net loss	(6,347,621)	(7,206,885)	(859,264)	(14)%

Basic and diluted common shares outstanding	104,400,070	106,275,826	1,875,756	N/M

Basic and diluted loss per share	$(0.06)	$(0.07)	$(0.01)	(12)%

Revenue.    We did not record any revenues during the three months ended March 31, 2010 or 2009.

Total costs and expenses.    Total costs and expenses increased by $1.0 million, or 12%, to $8.8 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. This increase was primarily due to an increase in research and development expenses and interest expense-related party that was partially offset by reduced selling, general and administrative expenses.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased $0.9 million, or 19%, to $3.6 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. Selling, general and administrative expenses included our senior management and overhead costs, business development expenditures, system infrastructure support costs, finance and accounting costs, and intellectual property management costs. The decrease in the first quarter of 2010, as compared to the prior year period, was attributable to selective personnel reductions and other steps taken to improve the efficiency of our operations.

Research and development expenses.    Research and development expenses increased $1.4 million, or 53%, to $4.0 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. The increase in the first quarter of 2010, as compared to the prior year period, was driven by increased activities in research and experimentation relating to various components of our system and costs associated with the design and construction of our working demonstration facility.

Interest expense—related party.    Interest expense on notes payable—related party increased $0.3 million, or 53%, to $0.9 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. The increase in the first quarter of 2010, as compared to the prior year period, was due to additional funding of our operations through notes payable from related parties over the last year. The principal balance of these notes totaled $35.7 million at March 31, 2010 as compared to $24.8 million at March 31, 2009.

Depreciation expense.    Depreciation expense increased by $0.1 million or 59%, to $0.3 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. The increase in the first quarter of 2010, as compared to the prior year period, was due to an increase in our capital asset base due to the purchase in 2009 of additional equipment for our working demonstration facility and our laboratories.

Non-controlling interest.    As of March 31, 2010, non-controlling interest parties collectively owned approximately 18% of PA LLC and have been attributed their respective portion of the loss of PA LLC. The amount of loss assigned to non-controlling interests was $1.6 million in the three months ended March 31, 2010 as compared to $1.5 million in the three months ended March 31, 2009.

Comparison of Years Ended December 31, 2008 and 2009

	December 31, 2008	December 31, 2009	Variance
			Amount	Percentage
Revenue	$—	$—	$—	N/M

Costs and expenses:
Selling, general and administrative	8,251,676	17,400,801	9,149,125	111%
Research and development	9,865,844	15,085,060	5,219,216	53%
Interest expense—related party	1,764,039	3,198,642	1,434,603	81%
Depreciation	268,691	1,137,733	869,042	323%

Total costs and expenses	20,150,250	36,822,236	16,671,986	83%

Net loss before non-controlling interest	(20,150,250)	(36,822,236)	(16,671,986)	(83)%
Non-controlling interest	162,400	6,554,358	6,391,958	N/M

Net loss	(19,987,850)	(30,267,878)	(10,280,028)	(51)%

Basic and diluted common shares outstanding	100,362,021	104,866,065	4,504,044	N/M

Basic and diluted loss per share	$(0.20)	$(0.29)	$(0.09)	(45)%

Revenue.    We did not record any revenues in 2009 or 2008.

Total costs and expenses.    Total costs and expenses increased by $16.7 million, or 83%, to $36.8 million in 2009 as compared to 2008, primarily due to an increase in selling, general and administrative expenses and research and development expenses as we expanded our operations.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased $9.1 million, or 111%, to $17.4 million in 2009 as compared to 2008. The increase in 2009, as compared to 2008, was due to a significant increase in the scope of our business development activities as well as increased compensation expense related to our enlarged management team. During the period from our inception to August 1, 2008, a portion of our selling, general and administrative functions, including the majority of business development activities, were provided by XL Tech and charged to us. The portion of selling, general and administrative expenses that arose from these related party charges was $2.2 million in 2008.

Research and development expenses.    Research and development expenses increased $5.2 million, or 53%, to $15.1 million in 2009 as compared to 2008. The increase in 2009, as compared to

2008, was driven by a higher number of both external consultants and employees involved in research and development relating to various components of our system, as well as higher materials and equipment costs related to the design and construction of our working demonstration facility.

Interest expense—related party.    Interest expense on notes payable—related party increased by $1.4 million, or 81%, to $3.2 million in 2009 as compared to 2008. The increase in 2009, as compared to 2008, was due to additional funding of our operations through notes payable from related parties. The balance of these notes totaled $35.1 million at December 31, 2009 as compared to $23.6 million at December 31, 2008.

Depreciation expense.    Depreciation expense increased by $0.9 million, or 323%, to $1.1 million in 2009 as compared to 2008. The increase in 2009, as compared to 2008, was due to an increase in our capital asset base as a result of the purchase of more laboratory equipment, computer equipment, furniture, and leasehold improvements in 2009 as compared to 2008.

Non-controlling interest.    As of December 31, 2009, non-controlling interest parties collectively owned approximately 18% of PA LLC and have been attributed their respective portion of the loss of PA LLC. The amount of loss assigned to non-controlling interests was $6.6 million in 2009 as compared to $0.2 million in 2008.

Comparison of Years Ended December 31, 2007 and 2008

	December 31, 2007	December 31, 2008	Variance
			Amount	Percentage
Revenue	$—	$—	$—	N/M

Costs and expenses:
Selling, general and administrative	2,984,416	8,251,676	5,267,260	176%
Research and development	4,863,382	9,865,844	5,002,462	103%
Interest expense—related party	443,472	1,764,039	1,320,567	298%
Depreciation	55,108	268,691	213,583	388%

Total costs and expenses	8,346,378	20,150,250	11,803,872	141%

Net loss before non-controlling interest	(8,346,378)	(20,150,250)	(11,803,872)	(141)%
Non-controlling interest	—	162,400	162,400

Net loss	$(8,346,378)	(19,987,850)	(11,641,472)	(139)%

Basic and diluted common shares outstanding	100,000,000	100,362,021	362,021	N/M

Basic and diluted loss per share	$(0.08)	$(0.20)	$(0.12)	(150)%

Revenues.    We did not record any revenues in 2008 or 2007.

Total costs and expenses.    Total costs and expenses increased by $11.8 million, or 141%, to $20.2 million in 2008 compared to 2007, primarily due the addition of personnel, facilities and consulting services and financing costs as we scaled up our business platform and technology development activities.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased $5.3 million, or 176%, to $8.3 million in 2008 as compared to 2007. The increase in 2008, as compared to 2007, was due to significant personnel and overhead additions as we established our basic company platform. During the period from our inception to August 1, 2008, a portion of our general and administrative activities included support and business development services provided by XL Tech and charged to us. The portion of selling, general and administrative expenses that arose from these related party charges was $2.2 million in 2008 and $1.7 million in 2007.

Research and development expenses.    Research and development expenses increased $5.0 million, or 103%, to $9.9 million in 2008 as compared to 2007. The increase in 2008, as compared to 2007, was driven by increased activities in research and experimentation relating to various system components and costs associated with the design and construction of our working demonstration facility.

Interest expense—related party.    Interest expense on debt outstanding under notes payable—related party increased $1.3 million, or 298%, to $1.8 million in 2008 compared to 2007. This increase reflects the initial large scale debt funding received from related parties as we began to scale up our operations beginning in late 2007 and accelerating in 2008.

Depreciation.    Depreciation expense increased $0.2 million, or 388%, to $0.3 million in 2008 as compared to 2007. The increase was due to substantial additions to property and equipment as we expanded our research and development facilities, including additional laboratory equipment and equipment used in our initial technological development process.

Critical Accounting Policies and Management Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements require us to make estimates and assumptions based on experience and on various assumptions that we believe are reasonable under the circumstances that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in Note 1 of our consolidated financial statements that are included elsewhere in the prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We will recognize revenue when persuasive evidence of a non-cancellable arrangement exists, the delivery of our product has occurred, the price is fixed or determinable and collectability is assured. With regard to revenue from the initial deployment of our technology, we expect to consider the accounting guidance applicable to long-term contracts and software sales in establishing the criteria for and timing of revenue recognition. We will evaluate revenues on a contract-by-contract basis because the terms of each arrangement may vary.

Cash and Cash Equivalents and Cash Concentrations

We consider all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. At March 31, 2010, we had all of our cash on deposit at a single financial institution.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the three years ended December 31, 2009. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts payable, accrued expenses—related party. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate the amounts expected to be received or paid.

The carrying value of our notes payable—related party approximate fair value based on the current market conditions for similar debt instruments.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major improvements and additions are added to property and equipment, while replacements, maintenance and repairs which do not extend the useful lives are expensed.

Long-lived Assets

The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts and circumstances that suggest impairment. Should there be an impairment, we would measure the amount of the impairment based on the amount that the carrying value of the impaired asset exceeds the discounted cash flows expected to result from the use and eventual disposal from the impaired assets. There were no impairments in the three years ended December 31, 2009 and the three months ended March 31, 2010 and 2009.

Income Taxes

We have not recorded any income tax expense or benefit for the two years ended December 31, 2009 and the three months ended March 31, 2010 and 2009 primarily due to our history of operating losses. Because we were a limited liability company and passed through our losses directly to our owners before the reverse acquisition (December 19, 2008), no federal or state tax benefit or provision was reported by us for periods before that date. Subsequent to the reverse acquisition, PetroAlgae Inc., a IRC Subchapter-C Corporation, is allocated its share (approximately 82%) of the taxable losses and any gains reported by PA LLC for tax purposes.

We follow ASC 740 Income Taxes for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Because we have incurred an accumulated deficit during the development stage of $67.2 million as of March 31, 2010 and cannot predict with certainty our future profits, our deferred tax assets and the potential future benefit of our net operating losses, to the extent deductible for income tax purposes, are fully reserved.

Stock-based Compensation

We account for stock-based compensation in accordance with ASC 718-Stock Compensation. This Statement requires that the cost resulting from all stock-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for stock-based payment arrangements with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in stock-based payment transactions.

We have made the following equity-based compensation awards to our employees over the period from January 1, 2007 to March 31, 2010:

Grant Type and Dates	Number Granted	Grant Date Fair Value	Fair Value Per Share
2007 PA LLC profits interests	674,500	$2,800,000	$4.15
2008 PA LLC profits interests	2,816,471	13,600,000	$4.83
2009 PetroAlgae Inc. stock options	1,117,500	2,645,400	$2.37
2010 PetroAlgae Inc. stock options	322,000	1,136,660	$3.53

Total fair value at date of grant		$20,182,060
Aggregate impact of forfeitures		(3,900,000)

Equals: net historical and future expense		$16,282,060

PA LLC profits interests.    During 2007 and 2008, we granted the majority of our employees these interests as of the date that they began employment with PA LLC. These ownership interests give the recipient the right to participate in the income of PA LLC and any distribution that may arise from a liquidity event to the extent that such realized amounts exceed the ownership unit fair value at the date of grant. We determined the fair value of these grants using a probability-weighted present value calculation, as further described below. Upon the completion of this offering, these interests will become exchangeable into shares of our common stock. The total number of shares issuable upon such exchanges are included in the              shares of our common stock reserved for issuance upon the exchange of units of PA LLC.

The fair value of the profit interests granted was calculated by modeling the cash impact of possible future liquidity event scenarios in relation to the economics of the agreements. The key steps in this process for each grant were as follows:

•

The likelihood and expected value of an initial public offering, a sale to a strategic buyer, and a financial sale or leveraged buyout were estimated based on information that was available to management at the date of the grants;

•	The probability of achieving each scenario was estimated based upon our outlook at grant date based upon milestones accomplished at that point and future hurdles;

•	The probability-weighted future values were converted to future liquidity per share by dividing projected proceeds by the units outstanding before each grant;

•

The estimated fair value per unit at grant date (determined by employing discounted cash flow analyses to the business’ projections) was deducted from the estimated future value per unit to derive the gross potential profits interest for each grant; and

•

The gross profits interest was then discounted to present value based upon the weighted average time required to accomplish estimated liquidity events using a 60% discount rate, which is consistent with discount rates applied in the valuation of development stage technology companies.

Upon issuance, the PA LLC profit interests grants contain restrictions that allow us to repurchase the shares for nominal consideration until a service period or other condition is met. This restriction is removed over a service period (generally four years) with regard to approximately 2.2 million of the interests with an initial grant date fair value of approximately $10.4 million. Consequently, the related compensation expense is recognized ratably over the remaining service period as a selling, general and administrative or research and development expense, depending upon the recipient’s role in us. Five senior officers received an aggregate 1.3 million profits interests that are subject to repurchase for nominal consideration until a significant liquidity event is accomplished. Because that condition has not yet been met, these grants are considered contingent and are not currently amortized. When the liquidity event is fully accomplished, compensation expense of $6.0 million will be recognized in that period. It is expected that the consummation of this initial public offering will constitute such a liquidity event.

PetroAlgae Inc. stock options.    These options to purchase our stock generally become exercisable on a ratable basis over four years beginning at each recipient’s date of hire. We determined the fair value of these options using the Black-Scholes model using assumptions described in detail below. Compensation cost is recognized as a selling, general and administrative or research and development expense, depending upon the recipient’s role with us, over the required service period of each grant.

The fair value of the employee option grants were determined by incorporating the following assumptions into the Black-Scholes option pricing model:

Grant Dates	June 2009	July 2009	January 2010
Share fair value	$4.22	$4.40	$5.68
Exercise price	$8.50	$8.00	$8.00
Risk-free interest rate	3.0%	2.8%	2.8%
Expected term	6 1/4 years	6 1/4 years	6 1/4 years
Expected volatility	75.2%	75.2%	75.2%
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes calculations resulted in the determination of the following compensation cost:

	June 2009	July 2009	January 2010
Fair value per option	$2.36	$2.54	$3.53
Number of options granted	1,072,500	45,000	322,000
Fair value	$2,531,100	$114,300	$1,136,660

To date, we have used a Level 3 valuation method to determine share fair value. Specifically, we employed valuation experts to conduct valuations based primarily upon a discounted cash flow analysis using inputs which were not externally observable—in this case our management’s estimate of future cash flows from our business—to determine fair value. We use this methodology because the trading price of our common stock on the OTCBB is considered a less meaningful indication of fair value because a very small percentage (less than 1%) of the issued and outstanding shares are available for active trading and since a large majority of shares are held by affiliates or are restricted securities. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume in our common stock, our public shares are susceptible to unusual swings in price based on very few trades. Consequently, shortly after trading began, we concluded that the OTCBB trading price of the common stock was no longer a reasonable indicator of the fair value of shares.

Because we believe that the trading price, and therefore the volatility, of our shares that trade on the OTCBB service is not meaningful for accounting purposes, we estimate volatility in accordance with SEC SAB No. 107, “Share-based Payment.” We based our analysis of expected volatility on share trading prices for a peer group of companies. Over a period of time similar to that of the expected option life, the volatility in share price of these alternative energy and clean-tech companies averaged 75.2%.

The risk-free interest rate is based on the yield of U.S. Treasury securities with a remaining maturity equal to the expected term of the option as of the date of issuance. Because we do not have history on which to judge the period over which the options will be outstanding, the expected life of the options has been determined utilizing the simplified method allowed for “plain vanilla” options as described by SAB No. 107. Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on our shares of common stock.

Because we have very little history from which to estimate forfeiture of options or grants, we account for such forfeitures prospectively, that is, in the period in which they actually occur.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

Inputs to both the profits interest fair value calculation and the stock option Black-Scholes model are subjective and generally require significant judgment to determine. If, in the future, we determine that another method for calculating the fair value of our stock-based compensation is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for our stock-based compensation could change significantly. Regarding stock options, higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

Issuance of shares and warrants in financing transactions

In the second half of 2009 and in 2010, we issued security units comprised of a share of stock and an option to purchase a second share of stock over a five-year period at a price of $15.00. In each case, these units were issued for a cash price of $8.00. We determined the fair value of the warrants issued using the Black-Scholes model, based upon assumptions described below. To the extent that the fair value of the shares, determined using Level 3 estimates consistent with the procedures described above for stock options, and the fair value of the warrants was greater or less than $8.00, the difference was allocated ratably to the stock and warrants as a discount or premium paid for the securities with the aggregate amount of $8.00 per unit recorded in paid in capital.

The Black-Scholes inputs used in this analysis included the fair value of the shares, determined using a Level 3 valuation method that valuation experts used to conduct valuations based primarily upon a discounted cash flow analysis using inputs which were not externally observable, in this case our management’s estimate of future cash flows from our business, to determine fair value. As noted above, we use this methodology because the trading price of our common stock on the OTCBB is considered a less meaningful indication of fair value due to the very low proportion of shares that are available for active trading. Other assumptions included a five-year term, and a 75.2% estimated volatility that was derived from the average trading volatility of the shares of a peer group. Also, the yield on 5-year U.S. treasury bonds on the date of the issuance of the warrants was used as the risk-free interest rate and a dividend yield of zero was included.

Liquidity and Capital Resources

Overview

To date, we have financed our operations primarily through loans from, and debt securities issued to, our principal stockholder. To a lesser extent, we have also raised funds by issuing equity securities to unrelated third parties. Since our inception through March 31, 2010, we have raised in the aggregate $61.9 million in debt and equity investments, with $52.7 million of this total raised from our principal stockholder and $9.2 million raised from unrelated third parties.

We are a holding company whose sole asset is our controlling equity interest in our operating subsidiary, PA LLC. We operate and control all of the business and affairs, and consolidate the financial results, of PA LLC. PA LLC was originally founded in September 2006 by XL Tech, as a private company focused on developing technologies for the renewable energy market. From its inception through August 2008, PA LLC was financed by XL Tech. XL Tech provided $16.6 million of debt financing through August 2008. In August 2008, XL Tech exchanged certain of its assets, including the equity it held in PA LLC, for the outstanding debt of XL Tech that was held by our current principal stockholder. In December 2008, our principal stockholder acquired a shell company that traded on the OTCBB and assigned its interest in PA LLC to this shell company, which it then renamed PetroAlgae Inc. Since August 2008, our principal stockholder has been primarily funding our operations.

Issuances of debt instruments.    The majority of our capital has been debt financing provided by our principal stockholder, which is evidenced by promissory notes. These notes, of which an aggregate principal amount of $35.7 million was outstanding at March 31, 2010, are secured by all of our assets and are each due on June 30, 2012. These notes accrue interest on a payment-in-kind, or PIK, basis under which accrued interest is added to the principal amount of the note. Our most recently issued notes bear interest at an annual fixed rate of 12%. An earlier note with an outstanding balance of $18.1 million at March 31, 2010 bears interest at a floating rate of prime plus 2%. Subsequent to the end of the first quarter of 2010, our principal stockholder provided $5.4 million of additional debt financing to our operating subsidiary at an annual fixed rate of 12%.

Issuance of common stock and warrants.    In December 2008, our principal stockholder paid $10.0 million for 3.2 million shares of our common stock (approximately $3.15 per share), which was estimated to be the fair value of the shares at that time. In the second half of 2009 and in the three months ended March 31, 2010, we issued units comprised of a share of our common stock and an option to purchase a second share of common stock at any time over a five-year period at a price of $15.00. In each case, these units were issued for a cash price of $8.00. Over this period, our principal stockholder paid $7.0 million in cash for 875,000 units and unaffiliated third parties paid $9.2 million in cash for 1,143,750 units. Of the $16.2 million raised, units representing a portion of that amount ($10.0 million) that is held by our principal stockholder and unaffiliated third parties contain six-month price protection provisions that could require us to issue additional shares if similar securities are issued within the protection period at a lower price. Because of these potential adjustments, the shares issued and the warrants are accounted for as liabilities in accordance with ASC guidance. If at the expiration of the six month share price guaranty period, the guaranty provisions are not required to be fulfilled by us, it is expected that we will no longer be required to account for these common stock and warrants as liabilities and they will be reclassified as equity. Subsequent to the end of the first quarter of 2010, an additional $3.7 million was raised through unit issuances, $3.0 million of which amount was provided by our principal stockholder.

Operating and Capital Expenditure Requirements

We believe the net proceeds from this offering, together with the cash generated from operations, our cash balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. In the future, we expect our operating and capital expenditures to increase as we increase our headcount, expand our business activities, grow our customer base and implement and enhance our technology and processes.

If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or debt securities or enter into a credit facility. The sale of equity may result in dilution to our stockholders and any deficit we issue may have rights senior to those of our common stock. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. Any credit facility would be likely to contain very significant restrictions on our business activities and might not be available on economically viable terms. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect.

Our short- and long-term capital requirements will depend on many factors, including the following:

•	our ability to sign binding contracts and generate cash from operations;

•	our ability to control our costs;

•	the costs of competing with alternative technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights or participating in litigation-related activities; and

•	our ability to consummate this offering.

Sources and Uses of Cash

At March 31, 2010, we had cash and cash equivalents of $0.2 million (excluding $2.0 million of restricted cash), compared to cash and cash equivalents of $2.7 million (excluding $2.0 million of restricted cash) at December 31, 2009 and $10.4 million at December 31, 2008. The changes in the level of cash balances principally relates to timing of debt and equity transactions. The following table presents a summary of our cash and cash equivalents, and cash flows, for the periods indicated.

	Summary of Net Cash Flows
	For the year ended December 31,			For the three months ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Net cash used in operations	$(4,667,049)	$(11,849,362)	$(27,602,288)	$(5,812,554)	$(5,957,761)
Net cash used in investing activities	(485,283)	(812,660)	(2,435,233)	(1,012,562)	(380,864)
Net cash provided by financing activities	5,300,000	22,894,700	22,300,000	—	3,850,000

Net (decrease) increase in cash	$147,668	$10,232,678	$(7,737,521)	$(6,825,116)	$(2,488,625)

Cash and cash equivalents-beginning of period	$36,477	$184,145	$10,416,823	$10,416,823	$2,679,302

Cash and cash equivalents-ending of period	$184,145	$10,416,823	$2,679,302	$3,591,707	$190,677

Cash Flows from Operating Activities

Cash flows used in operating activities totaled $6.0 million in the three months ended March 31, 2010, compared to $5.8 million in the same period during the prior year. These outflows are primarily attributed to expenditures used to fund research and product development activities and our operational and business development efforts.

In 2009, cash flows used in operating activities totaled $27.6 million, compared to $11.8 million in 2008. This increase was primarily attributed to higher expenditures used to fund research and product development activities and build our operational and business development efforts, including full operation of and continuous improvements to our working demonstration facility.

In 2007, cash flows used in operating activities totaled $4.7 million. This was primarily attributed to expenditures used to fund research and product development activities and building our operational and business development efforts, including the costs of designing and building our working demonstration facility.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled $0.4 million in the three months ended March 31, 2010, compared to $1.0 million in the same period during the prior year. The decline in expenditures between the two periods reflects the fact that less equipment was purchased in the first quarter of 2010 than the first quarter of 2009 because our working demonstration facility was completed in 2009.

In 2009, cash flows used in investing activities totaled $2.4 million, compared to $0.8 million in 2008. This increase was due to the continued growth and expansion of our technology development assets, primarily from the construction of our working demonstration facility, which was completed in 2009.

In 2007, cash flows used in investing activities totaled $0.5 million. These amounts represented investments in equipment and other assets used in research and development.

Cash Flows from Financing Activities

Cash flows provided by financing activities totaled $3.9 million in the three months ended March 31, 2010, compared to zero in the same period during the prior year. The $3.9 million was raised from private placements of common stock and warrants. $1.4 million came from non-affiliates and $2.5 million from affiliates.

In 2009, cash flows provided by financing activities totaled $22.3 million, including $14.5 million funded by affiliates and $7.8 million funded by third parties, compared to $22.9 million in 2008 that was entirely funded by affiliates. This consisted of advances from our principal stockholder and the sale of common stock for cash.

In 2007, cash flows provided by financing activities totaled $5.3 million. This represented funding under notes payable-related parties.

Capital Expenditures

During the three months ended March 31, 2010, we made total capital expenditures of $0.4 million, primarily for equipment used in our working demonstration facility. For the three months ended March 31, 2009, our total capital expenditures were $1.0 million, which included $0.6 million related to the build-out of our working demonstration facility, $0.2 million for lab improvements and $0.1 million for information technology equipment. Our total capital expenditures during 2009 were $2.5 million, compared to $0.8 million during 2008.

Senior Secured Credit Financings

Our debt is comprised of the following senior secured notes (payable to our principal stockholder or its affiliates) at March 31, 2010:

Note Payable to Valens U.S.	$417,512
• Interest accrues monthly, at 12% per year
• Note is due on June 30, 2012

Notes Payable to PetroTech	7,222,089
• Interest accrues monthly, at 12% per year
• Notes are due on June 30, 2012

Convertible Note Payable to PetroTech	10,000,000
• Interest accrues monthly, at 12% per year • Note is due June 30, 2012 if not converted to common shares as described below

Note Payable to PetroTech	18,084,795
• Interest payable monthly, and is drawn into note on a monthly basis at prime + 2% (5.25% at March 31, 2010)
• Permits additional draws to fund interest. Maximum balance of this note is limited to $25,000,000.
• Note is due on June 30, 2012

Notes Payable—Related Party	$35,724,396

The notes are collectively secured by all of our assets. The convertible note allows the holder to convert all or any portion of the issued and outstanding principal amount and/or accrued interest and fees then due into shares of our common stock at a fixed conversion price of $5.43 per share.

Each note payable and the related master security agreement and equity pledge and guaranty agreement contain provisions that specify events of default which could lead to acceleration of the maturity of the debt. These provisions prohibit the encumbrance or sale of our assets and require maintenance and insurance of our assets. An event of default would also arise if we became insolvent, filed for bankruptcy, allowed a change in control or had unresolved judgments against our assets. Through the date of this prospectus, none of these events have occurred.

Interest charged to operations on these notes, including amortization of original issue discount notes issued at par, was $0.9 million, $0.6 million and $6.3 million during the periods ended March 31, 2010 and 2009, and the period from September 22, 2006 (inception) to March 31, 2010, respectively.

The principal amount of debt obligations as of March 31, 2010 is $35.7 million, of which $18.1 million was outstanding at a floating rate of 2% over the prime interest rate and $17.6 million was outstanding at a fixed rate of 12%. Respective payments due by period, including increased principal obligations expect to result from ongoing funding of accrued interest into the note balance, along with other contractual obligations are contained within the following table.

We intend to use approximately $              of the net proceeds from this offering to repay our outstanding debt (including accrued interest), which we owe to our principal stockholder. See “Use of Proceeds.”

Prior to the consummation of this offering, the convertible note held by PetroTech will be contributed to PetroAlgae Inc. in exchange for the issuance of                  shares of our common stock. See “Prospectus Summary—Our Structure.”

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and period in which payments are due as of March 31, 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt(1)(2)	$45,470,012	$—	$45,470,012	$—	$—
Operating lease obligations	125,724	125,724	—	—	—

Total contractual obligations	$45,595,736	$125,724	$45,470,012	$—	$—

(1)	The obligation related to debt includes the current principal balance of debt of $35.7 million plus additional amounts expected to be added to principal and accrued interest on this debt though the maturity date of the debt, calculated assuming no change in interest rates. We intend to repay this debt in full using a portion of this offering.
(2)	On July 24, 2009, we modified our notes payable to extend their maturities to June 30, 2012.

Recent Transactions Affecting our Liquidity and Capital Resources

Equity issuances.     From February through May 2010, we sold an aggregate of 787,500 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of five years for $8.00 per unit or $6.3 million in the aggregate as follows:

•	687,500 units sold to affiliates for $5.5 million; and

•	100,000 units to sold third parties for $0.8 million.

The 687,500 units sold to affiliates contained share price and warrant exercise price guarantees. The purchase price of the common stock and the exercise price of the warrants will be adjusted in the event that we issue common stock or warrants at a price below $8.00 for common shares or a $15.00 exercise price for warrants for a period of six months from the purchase date. Because of these potential adjustments, the full $5.5 million in proceeds will be recorded as a liability due to the uncertain number of shares that will be required to be issued due to the share price guarantee in accordance with ASC guidance. If at the expiration of the six month share price guaranty period the guaranty provisions are not required to be fulfilled by us, it is expected that the common stock and warrants will no longer be required to be accounted for as liabilities and will be reclassified to equity. Following the offering, we expect these warrants will remain outstanding.

Debt issuances.     On May 27, 2010, June 23, 2010, July 21, 2010, and August 4, 2010, our principal stockholder funded $2.3 million, $1.1 million, $1.0 million and $1.0 million, respectively, to our operating subsidiary, PA LLC, pursuant to the terms of separate secured term notes. Each of these notes provide for interest at 12%, which is accrued as a PIK amount, and are due on June 30, 2012.

Off-Balance Sheet Arrangements

As of March 31, 2010, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk is related to our borrowings. Fixed rate borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate borrowings will lead to additional interest expense if interest rates increase. We enter into loan arrangements when needed. Our borrowings are subject to interest rate risk and changes in the prime interest rate will have an effect on interest rate expense.

Commodity Price Risk

Our technology, once commercialized, will be used to produce biocrude for the energy market and protein for the agriculture market, each of which may directly or indirectly compete with existing commodities. In particular, we expect that the price our customer licensees will obtain from the sale of these products will most directly be impacted by market prices for crude oil and petroleum-based fuels, and protein, respectively. These market prices, particularly for crude oil and petroleum-based fuels, can be volatile, and can be influenced by factors including global demand, availability of supply, weather, political events and the market price of alternative forms of energy, all of which factors are beyond our control. Significant fluctuations in these commodity prices could impact the profitability of our technology to our customer licensees, and therefore the demand for our technology, and could also affect the amount of royalty revenues we receive from our customer licensees.

Foreign Exchange Risk

We expect to enter into license and other contracts with foreign counterparties that are each settled in U.S. dollars. Consequently, our direct exposure to fluctuations in the exchange rate between U.S. dollars and the local currency of our customer licensees, consultants and suppliers is limited. However, to the extent that our customer licensees experience reductions in the value of the sale of product produced by our technology due to foreign currency exchange rate fluctuations, the demand for our product may be indirectly impacted. We may also incur a portion of our costs in the local currencies of the countries in which our customer licensees are located. To the extent that the value of these currencies increases relative to the U.S. dollar, our expenses in U.S. dollar terms would increase.

Recent Accounting Pronouncements

Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, or the Codification. This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of GAAP, authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed our references to GAAP accounting standards but did not impact our results of operations, financial position or liquidity.

Participating Securities Granted in Share-based Transactions

Effective January 1, 2009, we adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position, or FSP, Emerging Issues Task Force, or EITF, 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. Our adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, we adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. Our adoption of the new accounting standard did not have a material effect on our consolidated financial statements.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS 160, Noncontrolling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. Our adoption of this new accounting standard resulted in a change in the description and classification of amounts formerly reported as minority interest.

Fair Value Measurement and Disclosure

Effective January 1, 2009, we adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures, or ASC 820 (formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing all non-financial assets and non- financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments—Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of the new standard on April 1, 2009 did not have a material on our consolidated financial statements.

In April 2009, we adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board, or APB, 28-1, Interim Disclosures about Fair Value of Financial Instruments). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. Our adoption of this new accounting standard did not have a material effect on our consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. Our adoption of the new guidance did not have a material effect on our consolidated financial statements.

Our common stock is traded on the Over the Counter Bulletin Board or OTCBB. Our shares became public through a reverse acquisition and a very small percentage of the issued and outstanding shares are available for active trading since a large majority of shares are held by affiliates. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume in our common stock, our public shares are susceptible to unusual swings in price based on very few trades. Consequently, we determined that the OTCBB trading price of the common stock was no longer a reasonable indicator of the fair value of shares when not issued for cash. Instead, the fair value of our common stock was estimated using a Level 3 fair value measurement. Specifically, fair value of our equity has been estimated by applying discounted cash flow valuation techniques to our estimate of future cash flows from its business as of the valuation date.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, we adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No.133). The new accounting standard requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact our consolidated financial statements.

Other-than-temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, Investments—Debt and Equity Securities (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments), and other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. Our adoption of the new guidance did not have a material effect on our consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. Our adoption of the new guidance did not have a material effect on our consolidated financial statements. We evaluated subsequent events through the date the accompanying financial statements were issued.

Accounting Standards Not Yet Effective

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, Amending FASB Interpretation No. 46(R), was adopted into Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. We do not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The effect of this new guidance on our revenues, which in turn depends upon the final structure of our contracts with customer licensees, is still being analyzed.

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated, or ASU, 2009-16. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. We will adopt the new guidance in 2010 and are evaluating the impact it will have to our consolidated financial statements.

BUSINESS

Company Overview

Our Business

We are a renewable energy company currently licensing and deploying the leading biomass production platform to address existing and growing unmet needs in the global energy and agriculture markets. Our proprietary technology, consisting of light and environmental management systems, allows our customer licensees to grow aquatic microorganisms at a rate that consistently exceeds four times the natural growth rates. This enables the commercial-scale production of two end-products: a fuel feedstock and a protein, which we refer to as our biocrude and protein products. The fuel feedstock is intended to be used principally in existing refineries, resulting in renewable fuels which are functionally compatible with the petroleum-based fuels they would replace. The high productivity afforded by our technology leads to low cost fuel feedstock which should increase the profitability of the refineries without the requirement for any government subsidies.

Our current and prospective customer licensees primarily comprise well-capitalized national oil companies, independent refiners, power companies and multinational agriculture companies that have the ability to rapidly deploy one or more of our standard license units, each consisting of a 5,000 hectare micro-crop production facility. To date, we have signed binding contracts for the development and construction of              license units with              customer licensees, which we estimate will generate $             of licensing and royalty fees over a five-year period, and MOUs with five prospective customer licensees representing up to 18 license units. We have also developed a strong pipeline of over 300 additional prospective customer licensees that have indicated an interest in the development and construction of approximately 500 license units in over 40 countries.

We intend to generate licensing fees and royalties from customer licensees in the global energy and agriculture markets. Our licensing approach is designed to provide us with a steady, highly-profitable and reliable revenue stream, while requiring us to make only minimal capital expenditures, since our customer licensees incur the costs associated with the development and construction of our bioreactors and the associated processing facilities. On occasion, we may consider entering into alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In such situations, we would generally reduce or eliminate our license fees and royalties in return for a greater share of the operation’s profits, but with no direct exposure to capital requirements.

Our biocrude can be used in the existing petroleum refinery infrastructure with only minimal modifications. This results in “drop-in” fuel products that are functionally compatible with petroleum-based fuels that can be used in the existing petroleum distribution infrastructure. Our biocrude addresses the growing energy needs within the approximately $2.5 trillion annual fuels market. Subject to the receipt of requisite regulatory approvals, our current protein product can be delivered directly into the existing supply chains for animal feed, and we are developing a protein product for human consumption, which together we believe will allow our customer licensees to access a $63 billion annual global protein market. To date, we have obtained approval for the use of our protein in animal feed in Indonesia. We have not yet submitted our protein product’s application for human consumption for regulatory approval.

For our customer licensees engaged in the energy market, the value of our protein product offsets the cost of production, resulting in biocrude produced at a low marginal cost. As a result, we believe that the end-products produced by the licensees of our technology and processes will remain commercially viable even with crude oil prices as low as $20 per barrel. The profitability of our license units is not dependent on government subsidies or historically high oil prices. Similarly, for our protein-focused customer licensees, the value of our biocrude offsets the cost of producing our protein product.

The End-Products Produced by Our Technology

The graphic below sets forth the potential uses for our biocrude and our protein product.

*	The petroleum residuum, or resid, fraction of crude oil is the output remaining after the distillation of petroleum crudes.
**	Cokers are used in refineries to crack the resid into the resulting middle distillate fuels.

Our Biocrude

As depicted in the graphic above, our biocrude has four distinct applications:

•	it can be blended with the petroleum resid fraction of crude oil to supplement the feedstock used in the coker of many refineries for conversion to diesel, jet fuel and other valuable fuel products;

•

it can be used as a feedstock for the production of pyrolysis oil, or py oil, which is an intermediate synthetic petroleum substitute that can be used as a fuel or further refined in a broader range of refineries, including those without cokers;

•	it can be used as combustible fuel for power generators, whether burned alone or co-fired with fossil fuels and other feedstocks; and

•	it can be used as a feedstock for fermentation into ethanol, butanol or other fuels using existing production facilities.

Our Protein Product

Our protein product addresses the need for high-quality protein sources to feed the world’s growing population, either indirectly by providing animal feed or directly through supplementing human nutrition.

As depicted in the graphic above, our protein product has two distinct applications:

•	our 70% protein concentrate has a favorable amino acid profile making it viable as a commercial feed supplement for aquaculture (such as fish and shrimp), poultry and livestock; and

•

we are developing an 85+% protein isolate that we believe will be a viable alternative to the soy and whey protein isolates that are used as a protein source for human consumption in prepared foods, such as baked goods and meats.

Our Proprietary Technology Platform

We have substantial expertise and proprietary knowledge across the entire production process, and, in particular, we believe that our growth and harvesting systems are the key to the economic viability of our technology and processes. Unlike many of our competitors, we utilize the physics of natural light control to achieve maximum growth productivity from micro-crops.

We are able to optimize the growth of indigenous micro-crops at commercial scale through the management of light exposure and other elements of the environment. Our technology continuously monitors a combination of variable parameters, including light, temperature, density and nutrition, to determine the optimal point in the growth cycle at which the biomass should be harvested (typically multiple times per day). A variety of technologies are required to achieve maximum productivity, the most important of which are:

•	our proprietary software, which includes complex algorithms that determine the correct harvesting density and sunlight exposure of biomass for purposes of optimizing growth; and

•	our proprietary remote sensing system that enables micro-crop density measurement.

Micro-crops grow in multiple layers in our bioreactors, with the number of layers determining the average amount of light exposure each organism receives. Too many layers will prohibit a sufficient amount of sunlight from reaching the organisms in bottom layers. Too few layers cause the organisms to be overexposed. Our technology enables us to achieve maximum productivity by monitoring the number of layers in each bioreactor. Achieving a balance between growth and productivity is critical and our technology accomplishes this by effectively monitoring and controlling the amount of sunlight the micro-crops are exposed to.

As of June 2010, we had filed nine patent applications related to various stages of the technology and processes that we license to our customer licensees. Our pending patent applications have been filed in the United States and other jurisdictions.

We have designed our bioreactors to be modular in order to support their rapid, large scale deployment at predictable cost and productivity levels. Because our technology is principally embodied in the software and processes that control light exposure, the hardware in our systems is comprised almost entirely of commercially available off-the-shelf equipment that is already widely used in the agriculture industry. This significantly reduces the scaling risk for prospective customer licensees.

In June 2009, we completed our working demonstration facility in Florida consisting of two full-scale bioreactors (approximately one hectare each) that demonstrates the micro-crop yield that our technology can generate, and produces our biocrude and protein products for use in testing and verification. We believe that this facility demonstrates to our prospective customer licensees the commercial viability of our technology and processes and distinguishes us from many of our competitors.

Industry Overview

Our technology platform enables the production of end-products with a variety of applications aimed at the renewable fuels and protein markets.

Renewable Fuels

According to the IEA, global petroleum demand in 2009 was 85 million barrels per day and is expected to grow to approximately 88 million barrels per day by 2011. At the same time, economic, political and environmental pressures have increased the need to find renewable alternatives. Biofuels have attracted significant interest over the past several years with the number of competitors and approaches having grown over this period.

Renewable Fuel Standard (RFS) and RFS II

In 2005, the Energy Policy Act (EPAct) established the Renewable Fuel Standard, or RFS Program, the first renewable fuel volume mandate in the United States. The RFS Program sets forth the minimum amount of renewable fuels that must be present in U.S. transportation fuels. The RFS Program was expanded in 2007, and further modified in 2010 as the Renewable Fuel Standard II.

Our biocrude meets the U.S. Department of Energy’s guidelines to qualify as a renewable fuel because it is a renewable, sustainable feedstock that is carbon-neutral. Renewable fuels have attracted significant interest over the past several years with the number and types of available biofuel sources having grown over this period.

First generation biofuel manufacturers use biocatalysts to produce biofuels, such as ethanol and biodiesel, from food-based biomass (macro-crops) and plant oils. These macro-crops (including corn, soy, palm, alfalfa, jatropha, sugarcane and rapeseed) have historically been the primary source of feedstock. However, fuels produced from these sources do not provide an optimal solution to the petroleum dependence problem for a number of reasons, including:

•	a high exposure to rising commodity and energy prices;

•	low productivity per hectare caused by a lack of available arable land in sufficient quantities and a lack of profitability without government subsidies;

•	the potential for increases in food and animal feed prices resulting from the diversion of food crops, such as corn and soybeans, to fuel production;

•	the incompatibility of ethanol and biodiesel with the existing infrastructure because they are not “drop-in” fuels;

•	ethical issues associated with the diversion of food crops and fertile acreage to fuel production; and

•	a limited overall reduction in carbon dioxide generation due to the energy inefficiency of producing biofuels from food crops.

As a result of their low productivity as an energy source, macro-crop based biofuels are often unable to compete with traditional fuels in terms of price and supply without considerable government subsidies.

A new generation of renewable fuels utilizing micro-crops is being developed to address these issues. We believe that there are three distinct approaches being employed by companies in the microorganism sector to address the production of renewable fuels from microorganisms:

•	photosynthetic harvested - the PetroAlgae approach,

•	non-photosynthetic harvested, and

•	direct secretion.

These renewable fuel alternatives attempt to provide an attractive solution to petroleum dependence. We believe that the market will continue its pursuit of micro-crop based fuels. See “—Competition” for a more detailed description of the renewable fuels industries.

Demand for Refinery Feedstock

Given the increase in global demand for diesel and other middle distillate fuels that are typically refined from heavier fractions of crude, refiners have been unable to procure an adequate supply of heavier fractions of crude and, consequently, have had an increasingly limited access to resid. Since resid is the feedstock for cokers, which are generally the most profitable part of a refinery, cokers are currently underutilized, which has resulted in lower refinery profits. In general, refineries with cokers currently lack sufficient resid to maintain a 100% utilization rate, with cokers typically operating today at approximately 75% capacity due to a shortage of resid supply on the open market. This problem is especially prevalent among independent refiners that do not have their own oil exploration and production capabilities. We believe the introduction of a 30%/70% mix of biocrude into the coker at the current market prices for diesel and jet fuel would yield more than $50 million of incremental annual margin to a refinery processing 200,000 barrels of crude oil per day.

The fuels produced by cokers, such as diesel (the primary transport fuel outside of the United States) and jet fuel, generate a significant percentage of the margins for independent refiners compared to gasoline and other lighter fuels. Our biocrude feedstock, which is a substitute for resid, allows refiners to increase the utilization of their cokers and thereby produce more middle distillates, leading to a more valuable fuel slate and higher margins. Based upon the typical production capacity of a standard license unit, it would require approximately 240 license units (producing a total of approximately 55 million metric tons of biocrude annually) to fill the current global coker excess capacity.

Protein

According to the World Health Organization, the current worldwide protein deficiency is more than 15 million metric tons per year. This shortage is particularly acute in developing countries. As population and per capita income grow in the developing world, the consumption of protein is expected to increase. In addition, recent events, such as the earthquake in Chile and the oil spill in the Gulf of Mexico, have resulted in short-term disruptions in the supply of fishmeal and will only serve to exacerbate long-term protein supply shortages. The global feed and food industries require a new, economical source of adequate protein to eliminate this growing shortfall. Our protein product will not only be able to serve this need but will be able to do so at lower production costs than traditional protein sources. Based upon the typical production capacity of a standard license unit, it would require approximately 170 license units (producing a total of approximately 15 million metric tons of protein annually) to meet the current worldwide protein deficiency.

Demand for Animal Feed

We believe that traditional supply sources of quality protein products to the aquaculture market will not be able to meet the growing demand in these markets for quality protein products. Of the primary nutrition components, protein is the most important for feed formulation systems. As the demand for animal production increases, the demand for feed, including protein ingredients, rises. New sources of protein will be required to support this growth. Our protein product can serve this need in the aquaculture, poultry and livestock industries, as well as the pet food industry.

Demand for Human Nutritional Supplements

Per capita income is growing at an annual rate of 7% in the developing world, leading to an increased demand for protein for human consumption and, in particular, for vegan protein, which represents a significant portion of the protein demand in the developing world. From our micro-crops, we are developing an 85+% crude protein isolate product that meets the requirements for human protein supplements. We have produced this isolate in the laboratory on a small scale and expect to develop a commercial-scale production method by the second quarter of 2011 and to obtain the requisite regulatory approval by 2013. We believe that we will be able to develop a commercial process to produce it at a production price that is less than that of soy/whey protein, the current market standard for human protein supplements. The sale and use of this isolate in human food requires approval by food and drug regulatory agencies, which we do not expect to obtain for several years. See “Risk Factors—The end-products produced by our technology are subject to industry and regulatory testing.”

Both the renewable fuels and protein markets are global and significant in size. The biocrude and protein products produced by our technology will only comprise a small percentage of the growth in these markets over the next five years. We believe the scale of our customer licensees’ products will have no impact on the market prices for these commodities.

The PetroAlgae Solution

We have developed our technology and processes to address the growing unmet needs in the global energy and agriculture markets. We have been a leader in developing photosynthetic harvested micro-crops and believe that our micro-crop solution will result in the commercial scale, economically-viable production of “drop-in” fuel products to replace fossil fuels and high quality digestible protein products for animal and eventually human use. Our micro-crop cultivation processes have demonstrated economically sustainable growth levels due to our proprietary technology that maximizes biomass growth productivity through the management of light exposure and the optimization of harvesting schedules. Measured in terms of dry weight, micro-crops grown using our technology and processes are typically 10 times more productive per hectare than macro-crops, such as corn and soybean, traditionally used for renewable fuel feedstock.

While several companies in this space have moved beyond the laboratory, we believe that none have reached a level of commercial viability that would allow them to address the growing unmet needs in the broader commodity fuel and agriculture markets.

The table below highlights some of the specific challenges facing the biofuels industry and our solution to each of these challenges.

	Industry Challenges	PetroAlgae Response

Organism Selection

•      Most micro-crop biomass technology is focused on lipid optimization through engineered organisms in support of biodiesel production

•      Lipid optimization reduces productivity and utilizes only a fraction of the organic biomass

•     Engineered organisms have exhibited significantly lower productivity in the field at commercial scale as compared to in a laboratory

•      Selectively-bred or genetically-modified microorganisms that escape from the bioreactors can create a bio-contamination hazard

•      Because we are not focused on lipid optimization, we are able to use indigenous species pre-selected by nature to thrive in the region of interest, as they are accustomed to local flora, fauna and pathogens

•      We use protein optimized organisms which grow faster and produce a valuable protein co-product

•     If the organisms escape from the bioreactors, they will not contaminate the watershed

•      The use of non-genetically modified species allows deployment in many regions around the world and facilitates regulatory approvals of the use of our protein product in food

Required Resources	• Microalgae require large-scale external infusion of carbon dioxide for commercial-scale growth, which is expensive and may not always be readily available	• We use floating organisms that can access adequate volumes of ambient carbon dioxide to support commercial-scale growth

Processing Costs	• Microalgae are unicellular and store all of their water within the cellular matrix • Drying these microorganisms prior to fuel production results in significant energy consumption

•      We use multi-cellular organisms that store a large fraction of their water in inter-cellular structures

•      Much of this water can be removed mechanically prior to drying, which results in about half of the energy use as compared to drying requirements for single cell organisms

Managing Potential Contamination	• Open pond bioreactors frequently become contaminated by bacteria and other organisms, which results in poor productivity	• By keeping the organisms at their peak growth rate, our processes allow them to out-compete potential contaminants for available nutrition

Alignment with Existing Petroleum Infrastructure

•      Synthetic fuels, such as biodiesel, compete against the petroleum infrastructure

•     Biofuels cannot be stored, or transported, with petroleum-based fuels

•      Macro-crops, such as switchgrass, contain high concentrations of acids making them unsuitable for many refinery applications

•      Our processes result in “drop-in” fuels that are functionally compatible with petroleum-derived fuels and, therefore, leverage the underutilized petroleum infrastructure, including refining, storage and transportation

•      We use micro-crops which have minimal lignins, thus producing little acid. These micro-crops can therefore be converted into “drop-in” fuels

Illustrative Customer Licensee Unit Economics

The model described below is based on a significant number of assumptions, upon which the potential revenues and returns presented below depend. See “—Effect of Market Prices” and “—Additional Material Assumptions.”

As part of our sales and marketing process, we provide our prospective customer licensees with an economic model outlining a potential revenue and return profile associated with a standard license unit of 5,000 hectares.

This model is based on average annualized productivity yield levels that we have measured in our working demonstration facility in Florida. Because our bioreactors are modular in design, we have taken the results of such tests to extrapolate the results to a full 5000-hectare facility. We explain to our customers that their productivity levels will vary based on their specific geographical location, climate and other factors.

We also base our analysis on estimates of current and future market prices for biocrude used in a coker or pyrolysis application and for protein sold into animal and human nutrition markets. We explain to our customers that future market prices cannot be predicted, but that by using various price levels as inputs into the economic model, indicative economic returns can be generated for each estimated price level. We use the market price for petroleum resid as an indicator of the price our customers might receive for the biocrude they will produce using our technology. We use the market price for various applications of protein, including fishmeal and soy protein as an indicator of the price our customers might receive for the protein they will produce using our technology.

The model also depends on other assumptions, which are described further below.

While we provide our prospective customers with analyses that we believe are representative, we also furnish them with the underlying spreadsheet model to enable them to conduct analyses using their own assumptions of the various market and economic factors that determine the output of the model.

Anticipated Customer Licensee Revenue and Return Analysis

The key metrics we present to our prospective customers from our Illustrative Customer Licensee Unit Economics are as follows based on the accompanying assumptions:

We expect that each standard license unit of 5,000 hectares will yield approximately 225,000 metric tons of biocrude and approximately 90,000 metric tons of protein annually.

By selling each of the biocrude and commodity protein at the market prices set forth in the middle column and row, respectively, of the sensitivity table below, we believe that when fully deployed this same unit could generate revenue for the licensee of approximately $350 million annually. As set forth in the sensitivity table below, different market prices will produce significantly different revenue and return outcomes.

Based on revenue of $350 million per year and the assumptions described below, a customer licensee would realize a pre-tax unlevered internal rate of return of approximately 30%. The internal rate of return, or IRR, refers to the yield rate that is earned or expected for the required capital investment.

Effect of Market Prices

We explain to our customer licensees that the revenues and returns generated by a license unit will depend on the market price they receive for the biocrude and protein they produce using our technology. In particular, our ability to obtain approval for the use of our protein product for human consumption will have a very significant effect on our customer licensees’ revenues and returns. The effect of various market prices on revenues and returns is set forth in the table below.

For the middle values in the table below, we have assumed a price for our biocrude of $0.22/lb, based on coker or pyrolysis applications. We have assumed a price for our protein product of $1.18/lb, based on a weighted average of prices that might be achieved by selling into both the animal feed market and the human markets. Although our product is not currently approved for human consumption, we expect to obtain the requisite regulatory approvals by 2013. In the absence of such approvals, our customer licensees would only obtain the animal feed prices.

The biocrude price is based on the average of the forward price curve of crude oil over the next five years, from which we calculate an estimate of the price of resid, based on historical correlations between crude and resid prices. We use current market prices for fishmeal as a basis to estimate the price of our protein product in animal protein markets, and we use current market prices of soy protein, to estimate the price of our protein product as a human food ingredient. These biocrude and protein pricing assumptions assume discounts to the commodity pricing of resid and various sources of protein for which our end-products act as a substitute.

For the high and low prices of protein presented, we use an estimate of the price of our protein product sold exclusively in human and animal markets, respectively. For the high and low prices of biocrude presented, we use a range that might be obtained for our biocrude used in coker or pyrolysis applications assuming crude oil prices ranging from approximately $80 to $120 per barrel.

The IRR and revenue sensitivities as a function of commodity prices are illustrated in the table below. The chart shows a range of outcomes as applications and market prices vary.

Protein Pricing			Biocrude Pricing (Coker/Pyrolysis)
			$0.18/lb	$0.22/lb	$0.26/lb
			(in millions, except for $/lb)
Animal Feed	$0.77/lb	Revenue	$246	$268	$289
		IRR	9%	15%	20%

Blended Pricing (Animal + Human)	$1.18/lb	Revenue	$328	$349	$370
		IRR	29%	34%	38%

Human Food Ingredient	$1.57/lb	Revenue	$405	$426	$447
		IRR	45%	49%	53%

Capital Expenditure Assumptions

Our Illustrative Customer Licensee Unit Economics assume that a standard license unit of 5,000 hectares would require the licensee to spend approximately $560 million of capital over the first three years to build out the full infrastructure and processing capability to accommodate the volume of biomass produced. This estimate is based on a bill of materials and estimated construction costs that we provide to our prospective customer licensees.

Additional Material Assumptions

In preparing our Illustrative Customer Licensee Unit Economics, we also make the following material assumptions, changes to which can have a significant effect on the revenue and returns indicated by the model:

•

our estimation of the amount of biomass produced by our technology and processes takes into account seasonable variations; however, estimated production can be further impacted by unexpected weather patterns and week-to-week variations in productivity;

•	our estimation of the amount of biomass produced by our technology and processes is based on yields that we have achieved at our working demonstration facility;

•	we assume operational downtime of 5% per year, which is consistent with the results we have achieved at our working demonstration facility;

•

the price ranges for biocrude are reasonable only if biocrude is used in coker or pyrolysis applications; prices would be much lower for biocrude used in combustion applications or as a fermentation feedstock;

•	the price ranges for protein include price levels that would require sales into the market for human consumption. We do not currently have regulatory approval to sell our protein into such markets;

•

we believe that the rate of operating expenditures we assume is reasonable based on various feasibility studies; however, such expenditures are subject to considerable uncertainties, such as the costs of electric power usage, maintenance, and labor;

•

we believe that the rate of capital expenditures we assume is reasonable based on various feasibility studies; however, such expenditures are subject to considerable uncertainties, such as the costs of process equipment for production and harvesting, land, infrastructure and transportation; and

•

we assume that the production by our customer licensees of our protein product for human consumption will not increase capital and operating expenses; however, since we are still developing a commercial process to produce this product at scale, this assumption may not be accurate, and capital and operating costs may be significantly higher, which would reduce the IRR.

Note Regarding the Illustrative Customer Licensee Unit Economics

The inclusion of the above information should not be regarded as an indication that it is necessarily predictive of our customer licensees’ potential revenue or returns. Projections as to future revenues or other results are inherently unpredictable due to, among other reasons, the uncertainty of the underlying assumptions and estimates, some of which are described above.

While presented with numeric specificity, the model reflects numerous estimates and assumptions that would be affected by industry performance, general business, economic, market and financial conditions, foreign currency rates, cost of capital, and matters specific to our business and the business of prospective licensees of our technology and processes, such as industry and regulatory approval, the successful marketing and sale of the end-products produced by our technology and competitive conditions, many of which are beyond our and our customer licensees’ control. There can be no assurance that the prospective results will be realized by our customer licensees or that actual results will not be significantly higher or lower than estimated. Prospective investors are urged to review “Special Note Regarding Forward-Looking Statements” and the risks associated with our business included under “Risk Factors” and elsewhere in this prospectus for a description of risk factors with respect to our business, technology and processes.

We caution prospective investors not to place undue reliance on the information set forth above. No representation is made by us or any other person to any prospective investor regarding our prospective customer licensees performance, which may differ materially from the information included in the above information.

Our Competitive Strengths

Our key competitive strengths are:

•	Our solution delivers strong economic returns to our customer licensees by addressing critical needs in the marketplaces for fuels and food.

Our biocrude effectively addresses the persistent shortage of resid feedstock for the coker unit in refineries. Cokers are typically the most profitable unit of a refinery, accounting for approximately half of a refinery’s total margin. However, a shortage of resid has resulted in coker capacity utilization that currently averages approximately 75% in the United States. By blending our biocrude with existing resid supplies, refineries could have a sufficient supply of feedstock to operate at an increased utilization rate and could thereby increase their profit margins. Our protein product likewise offers a high-quality, cost-competitive alternative to the traditional sources of protein, such as soy and fishmeal, supplies of which fail to meet current demand.

•	The profitability of our technology and processes is not dependent on high oil prices and government subsidies.

Unlike many other renewable fuel technologies that are currently deployed or being developed, our profitability, and the profitability of our customer licensees, is not dependent on high oil prices and government subsidies, such as tax or carbon credits. Any subsidies that we or our customer licensees receive will only enhance the profitability of our technology and processes.

•	The end-products produced by our technology are compatible with the existing energy and agriculture infrastructure.

Our biocrude can be used as a supplemental feedstock across the energy chain, including refineries, fermentation facilities and thermal power generators, with minimal modifications to existing facilities. Foster Wheeler estimates that a refiner would incur a capital investment of $30 to $50 million to minimally retrofit a coker to accept our biocrude, which represents a minor cost relative to the overall economics of a petroleum refinery. Further, our biocrude produces “drop-in” fuels that are functionally compatible with petroleum-based fuels. This compatibility means that we can leverage the existing petroleum refinery and distribution infrastructure with only minimal modifications and produce products that can be used interchangeably with traditional fuels and do not require any blending on the back-end to meet renewable fuel standards or mandates. Our protein product also supports standard processing techniques that can be implemented with existing infrastructure. Our current protein product can be blended with existing protein supplies for animal feed given its similar digestibility and superior amino acid profiles. We are also developing a protein isolate that we believe will be compatible with existing protein supplies for human consumption.

•	Our deep and growing customer pipeline provides us with a critical first-mover advantage in an emerging market.

We have developed a strong customer pipeline of over 300 active customer licensee prospects representing approximately 500 license units in over 40 countries. We have signed contracts, four MOUs and have over 20 prospective customer licensees in advanced stages of due diligence. Our current and prospective customer licensees comprise large energy and agriculture companies, including well-capitalized national oil companies, independent refiners, power companies and multinational agriculture companies with the resources necessary to construct our bioreactors at commercial scale. We believe that the strength and geographic diversity of our pipeline places us in a position to penetrate the global market as a first-mover in producing micro-crop biomass that results in renewable fuels on a commercial scale.

•	The end-products produced by our technology are environmentally sustainable.

The end-products produced by our technology are derived from a renewable source. In addition, a third-party study commissioned by us demonstrated that a barrel of diesel produced using our biocrude as the feedstock produces approximately 40% less carbon dioxide compared to traditional crude oil feedstock. Finally, unlike other renewable fuel feedstocks, such as corn and soybeans, that compete with existing food supplies, our renewable micro-crops can be grown on arable land, use approximately half as much energy in production as traditional crude oil feedstock and actually supplement global food supplies by producing protein.

•	Our processes substantially eliminate feedstock price volatility for our customer licensees.

Many of our prospective customer licensees operate in markets with exposure to high feedstock price volatility. Our solution uses naturally present carbon dioxide and sunlight to produce feedstock at a predictable and stable cost.

•	Our experienced management team has a long and successful track record of innovative growth and value creation.

Our senior management team has significant industry experience. Our success is based on developing innovative solutions for seeking out unmet business needs. Our management team has been involved in various technical and management roles within some of the world’s leading organizations, including National Aeronautics and Space Administration, or NASA, W.R. Grace & Co. and Syngenta AG. Our team has collectively taken public five companies over the last 13 years.

Our Business Strategy

Building on our competitive strengths, our objective is to be the leading global provider of technology and processes for the commercial production of micro-crop biomass for the energy and agriculture markets. Key elements of our strategy include:

•	Tap into the specific unmet needs faced by our customer licensees.

These unmet needs are evident in underutilized refinery capacity, shortages of low-cost, high-quality protein feed, the lack of a renewable and stable priced feedstock for local power plants, and the lack of renewable feedstock that meets regulatory mandates. This focus on unmet needs will allow us to demonstrate the compelling value of our technology and processes.

•	Leverage our capital-light licensing model.

Our business model requires minimal capital expenditures from us. It involves the licensing of our technology and processes to customer licensees for fees over the first three years of a 20-year license with a royalty stream during the life of the license. Our customer licensees will be required to pay all upfront infrastructure costs as well as continued maintenance for their licensed facilities. On occasion, we may consider entering into alternative arrangements which we would expect to be at least as favorable to us as our licensing model. In such situations, we would generally reduce or eliminate our license fees and royalties in return for a greater share of the operation’s profits, but with no direct exposure to capital requirements.

•	Rapidly deploy modular and scalable license units.

Our customer licensees will assemble our proprietary 5,000 hectare license units from modular, cost-effective bioreactors and other ancillary equipment, as demonstrated at our working demonstration facility. These modular bioreactors enable rapid deployment at predictable cost and productivity levels. Each deployed bioreactor is immediately productive, which defrays the capital costs of the build-out of subsequent license units.

•	Accelerate business strategy execution through strategic partnerships.

We will continue to develop strategic relationships with established leaders in the industry to develop and market solutions based on our technology platform. Our relationship with Foster Wheeler is an example of how we work with our partners to market a compelling solution to the refinery industry. In addition, we intend to develop off-take arrangements in which we will purchase and resell the end-products produced by our customer licensees or develop markets for such end-products.

Our Technology Platform

Technology Overview

As depicted in the figure below, our technology platform primarily consists of three components: micro-crop selection and testing, growth algorithms and harvesting techniques, and production process technology. Our technology enables the selection of indigenous species that demonstrate an optimal growth profile for a particular geography and environment. We are then able to grow and harvest these micro-crops at economically attractive growth rates and yields. We accomplish this by managing environmental conditions in our bioreactors, most importantly the amount of light to which micro-crops are exposed. We focus on continually optimizing our technology to improve the growth rates and yield of micro-crops, and ultimately the economics to our customer licensees.

Selection and Testing

Our technology utilizes micro-crops that are indigenous to the location of each customer licensee’s proposed facilities. From the over 5,000 possible micro-crop species suitable for the commercial-scale production of biomass, we have identified approximately 150 that possess optimal growth characteristics in specific climates. Depending on a customer licensee’s location and environment, we select an appropriate micro-crop from among these pre-identified species. Using our research facility at the NASA Kennedy Space Center Space Life Sciences Laboratory we have the ability to recreate the prevailing environmental conditions in specific geographic locations to test the performance for a specific micro-crop. Based on these tests, we are able to predict the growth patterns of a species in the field, enabling us to select an optimal micro-crop for each prospective customer licensee.

Growth and Harvesting

We have designed open-air bioreactors to take advantage of natural light to drive micro-crop growth in fresh or brackish water. These bioreactors are modular in design, allowing our customer licensees to begin partial production during the reactor construction phase. Open-bioreactors have often posed challenges to other industry participants due to the risk of contamination. Our processes minimize the risk of contamination due to the rapid growth of our micro-crops, which leave behind insufficient nutrients for the survival of significant numbers of other organisms or contaminants. Our working demonstration facility has now been operating continuously for over a year with no operational interruptions, whether due to process malfunction, contamination or other events.

The key to optimizing micro-crop growth is our ability to manage the amount of light absorbed by our micro-crops. Micro-crops grow in multiple layers, with the number of layers determining the average amount of light exposure each organism receives. Our proprietary technology determines the optimal number of layers required to maximize productivity under prevailing environmental conditions. Our multi-spectral camera, in conjunction with our imaging algorithms, measures the number of layers of micro-crop currently in the bioreactors. Our process control system then determines whether, and how much, of the micro-crops to harvest at any particular time. Our bioreactors utilize a water propulsion system to move crops toward vacuum skimmers that harvest a portion of the micro-crop at each end of a bioreactor. Our growth monitoring and harvest system is completely automated and minimizes operator interaction.

Production Process

Once the biomass is pumped from the bioreactors, it is fed through a stationary screen filter, which removes and recycles the majority of the nutrient-rich water back into the bioreactor. The micro-crop is then mechanically compressed for further dewatering, at which point the carbohydrate-rich solid is removed from the protein-rich liquid portion. The carbohydrate-rich solid is then dried and processed into powder or pellets to form biocrude. The protein-rich liquid is purified through a centrifuge and then dried to make a 70% protein concentrate. Both products are then ready for commercial use. In addition, we have further filtered the protein in a laboratory to create an 85+% protein isolate, which we anticipate will be ready for commercial use by 2013.

Our production process is operated with standard, commercially-available equipment that is commonly used in the agriculture and food processing industries at large scale and can be readily sourced by our customer licensees.

Software Architecture

Our software platform consists of an enterprise management system built upon a SQL database. The web enabled system contains a number of modules, including configuration management, inventory management, project management, remote support, a tailored report management system, production operations and process improvement.

Our software is designed to manage growth and harvesting decisions automatically, which enables the operators to exclusively focus on exception management. All of the key growth and harvest algorithms, including those relating to our proprietary multi-spectral imaging system, are implemented in software. The system automatically collects sensor information from the bioreactors using a wireless umbrella and downloads the data to the SQL database for further processing. The system is expected to collect approximately 25 million data points per day from a standard sized license unit and processes that information to make appropriate harvesting and processing decisions.

The report generation module can access any set of stored information to provide periodic and ad hoc reports on virtually any display medium. The system is also capable of active notification in the event that any parameter falls outside of a pre-determined range for exception control.

The entire software platform has secure encryption and manages customer interactions through a set of unique customer keys which are controlled by us. With the appropriate accesses, we will have the ability to monitor all data from each licensee site from our Florida headquarters or from any web-enabled location or device.

In order to safeguard all source code, object code and data, we have multiple systems in place. All of our information, including the encrypted source and object code, is backed up at a remote facility to guard against catastrophic failure. Additionally, all customer data is stored in three locations: the customer licensee’s facility, our headquarters and at the remote backup facility. Because our system is web-enabled, all of this information is accessible from any web capable device by anyone with requisite privileges.

Testing and Verification of Our Technology

Biocrude Testing

Coker Testing

The biocrude produced by our technology is in the form of a fine powder that can be easily blended with resid and, after minimal modifications, is suitable for processing in existing cokers. Our biocrude has been tested under replicated commercial conditions, at a U.S.-based testing facility jointly owned and managed by over 30 large refiners and related industry participants. The end-products of these commercial tests were functionally compatible with fuels created solely with resid. These tests represented a significant step toward the commercialization of our technology. In December 2009, we entered into an MOU with Foster Wheeler, which contemplates a strategic partnership to develop and co-market end-to-end market solutions for the large-scale production of green renewable gasoline, diesel and jet fuel in existing petroleum refineries. See “—Strategic Partnerships.”

Pyrolysis Testing

Py oil is an intermediate petroleum product that can be further refined or used as a fuel. Initiatives in many countries designed to increase domestic supplies of renewable fuels for energy security have led to an increased interest in py oil, since a large, stable, regional supply of py oil potentially provides one means of accomplishing this objective. We are developing an upgrade to refinery technology to process our biocrude to directly produce “drop-in” renewable fuels.

We have completed preliminary pyrolysis testing of our biocrude at a producer of large-scale systems for pyrolysis of various biocrude feedstocks, including wood, municipal waste and cellulosics, such as switchgrass and palm waste. Our testing to date has proceeded without any feed, combustion or other unexpected problems and resulted in favorable py oil yields.

Early laboratory scale testing on our biocrude demonstrated that py oil derived from our biocrude has a significantly lower acid content than py oil produced from other forms of biomass (particularly wood). This makes it much more suitable for use as a bunker fuel (or a bunker fuel substitute) in power generation and shipping applications.

In addition, we anticipate that with some straightforward chemical upgrades py oil from our biocrude can be rendered suitable as a refinery feedstock, either in the coker to augment resid or potentially directly into distillation as a petroleum offset. The use of py oil to offset (or potentially replace) petroleum as a feedstock would mean that the entire slate of fuels produced by a refinery would have renewable content.

Combustion Testing

We have conducted combustion testing with our biocrude at the University of Utah and with a major provider of combustion systems and the results to date demonstrate that the energy content of our biocrude is similar to that of wood and superior to most other commonly used cellulosic biomass (such as switchgrass and palm waste) used in combustion processes. As an added benefit, our biocrude does not increase harmful emissions when combusted with other fuels, such as wood and coal. The test results also showed that our biocrude has uniform flame properties comparable to wood and other renewable biomass making it suitable to co-fire in existing boilers.

Fermentation Testing

We have conducted initial fermentation testing on our biocrude using Novozymes’ tailored enzymes. Based upon these early results, we believe that our biocrude is well suited to the production of cellulosic ethanol and can be produced economically. Our biocrude contains a large percentage of carbohydrates and has the advantage of not competing with the production of food.

Protein Testing

Our protein product is a high quality source of protein that can currently be used to supplement animal feed and we anticipate can eventually be used to supplement human nutrition. In order to demonstrate the value of these applications, we have completed or are currently conducting a series of animal feed trials to determine the digestibility, palatability and value of our protein product as a feed in a number of species, including poultry, nursery swine, tilapia, shrimp and salmon. We have completed the testing of our protein product on poultry and have found that its digestibility and available amino acid profile are superior to soy concentrate (the primary protein source for poultry today) and that it has good palatability and high value as a protein source. Similar results regarding digestibility and amino acid availability have been demonstrated in tests on tilapia. Various academic test facilities are conducting these tests under the direction of well-recognized leaders in animal nutrition sciences, including Dr. Amy Batal at the University of Georgia (poultry), Dr. Hans Stein at the University of Illinois (swine) and Dr. Ron Hardy at the University of Idaho (tilapia and shrimp).

In addition, several potential off-take partners have scheduled or are currently conducting in-house feed trials on our protein product for their species of interest.

Process Certification

In early 2010, we commissioned a third-party study to provide independent verification of the concentration of our protein product. Raw biomass was harvested and processed over a two-day period and the resultant protein was measured and analyzed. The concentration was slightly greater than 71% against the 65% required to address the fishmeal market.

Deployment and Operations Support

Under the licensing agreements we expect to enter into with our customer licensees, we will be obligated to assist with the planning, construction and operation of each license unit. We have designed a process to address this commitment, which includes the following three phases of deployment: pre-planning, construction supervision, and operations and customer support.

Deployment

Pre-Planning

The two principal tasks in this phase involve the preparation of the site-specific design and the selection of an indigenous species that is compatible with our technology. The first task involves working with the customer-selected engineering, procurement and construction, or EPC, contractor to tailor the standard 5,000 hectare license unit to the specific geography of the licensee. The second task requires us to send a biologist to the region of interest to collect sample microorganisms. These organisms will then be shipped to our laboratory facility at the NASA Kennedy Space Center Space Life Sciences Laboratory where the organisms can be grown in environmental conditions comparable to those prevailing in the target climate. The growth results from this facility will provide an expected productivity level for each customer licensee’s license unit.

Construction Supervision

During this phase, we will oversee construction by the EPC contractor to ensure that the completed facility will deliver the expected results. We anticipate that this construction supervision will require a team of up to three of our employees.

On-site Customer Support

Once the construction phase is completed, we anticipate supplying a team of up to 12 personnel to provide startup operations and to train our customer licensees’ employees in the operation and maintenance of the facility. Under our expected licensing model, we will provide this team at our own cost for up to the first three years of operation. The team would include process engineers, quality control supervisors and maintenance technicians. The principal goal of this team will be to optimize the facility output.

Remote Customer Support

We will also provide ongoing customer support for troubleshooting and installing system process and software improvements. We expect to maintain two teams at our headquarters in support of customer operations: a troubleshooting team that will help customer licensees and our on-site team diagnose and address operational problems, and a process improvement team that will incorporate best practices into future customer software releases.

Customer Licensees

We have attracted interest from over 300 prospective customer licensees that are involved in various levels of due diligence. These prospects fall into four principal categories: national oil companies, independent refiners, power companies and multinational agriculture companies. In order to become less dependent on competitors and foreign interests, we believe the national oil companies and independent refiners are seeking to vertically integrate as a hedge against price volatility and geopolitical risk. The power companies will need a renewable feedstock to co-fire with coal or other hydrocarbons to meet anticipated renewable fuel mandates. The agriculture and food companies are searching for a product to fill the increasing shortage of fishmeal, animal feed and human protein supplements.

We expect that our typical licensing process will begin with the entering into of an MOU with a potential licensee. The MOUs set forth the process by which each potential licensee will enter into a license agreement with us, including a technical assessment of our technology and processes and a framework to collaborate on the adaptation of micro-crops to local growing conditions. Once these initial phases have been completed and the potential licensee is satisfied with the commercial viability of our technology and processes, we would expect to begin negotiating a binding license agreement with each potential licensee. We expect that the first contracts we enter into will be conditional on deployed license units meeting certain minimum levels of productivity after an initial construction and start-up phase, following which the contracts would become fully binding.

To date, we have entered into non-binding MOUs with five prospective customer licensees relating to the construction of 18 license units.

Strategic Partnerships

In December 2009, we signed an MOU with Foster Wheeler, which contemplates a strategic partnership to develop and co-market end-to-end market solutions for the large-scale production of green renewable gasoline, diesel and jet fuel in existing petroleum refineries and to provide us access to a commercial-testing facility. Foster Wheeler is participating with us in three areas: (i) providing engineering design and implementation services to modify cokers to accept our produced biocrude, (ii) co-marketing the solution with us to both PetroAlgae and Foster Wheeler customers which could lead to further coker installations, and (iii) providing EPC services to deploy our license units.

Intellectual Property

We have developed a proprietary technology that we believe provides us with a competitive advantage in the renewable energy marketplace. We seek to protect this technology through the use of a multi-layered intellectual property protection strategy. Our intellectual property strategy is focused on a combination of patent and trade secret protection. We also use confidentiality agreements and other contractual provisions that restrict access to and disclosure of our intellectual property. As of June 2010, we have patent applications for nine patent families related to various stages of the technology and processes that we license to our customer licensees. We have filed our pending patent applications in the United States and other jurisdictions. We seek to maintain intellectual property protection across the entire range of our technology and processes, including bioreactor construction, growth and harvesting, and end-product use phases, and place a particular focus on ensuring that the core features of our technology in each of these areas are protected. The patent applications we have filed relate to the design and features associated with the bioreactors that we utilize to grow micro-crops, the algorithms used to optimize the light density management process, the associated hardware used to determine how to produce an optimal biomass yield and the post-harvest treatment steps we use to process biomass into our biocrude and protein products. Additionally, we are filing applications relating to the customer end-uses of combustion, pyrolysis and fermentation of the harvested biomass and the subsequent required refinement steps.

Our proprietary technical know-how includes knowledge and techniques to determine the appropriate combination of light, temperature and nutrition, and also to determine the point in the growth cycle at which to harvest the biomass. Our proprietary control system software and the accompanying algorithms manage and determine the appropriate interplay and combination of these parameters to ensure optimal yield.

Our control systems are designed to prevent customer licensees from accessing our proprietary algorithms, models and trade secrets. Our control systems are protected through various multilayered security models that prevent unauthorized access to the software and source code. Under our licensing model, our customer licensees will not have access to our proprietary source code but instead will receive only outputs processed from a centralized system. In addition, our back-end code is encrypted and controlled by us. All licenses we enter into with our customer licensees will provide us with the right to terminate such licensee’s access to our centralized systems control in the event of certain disputes or termination events as set forth in the license agreement. In the event we were to exercise such right, the productivity of the licensee’s operation would revert back to natural growth rates, thereby limiting the economic viability of its operation.

Competition

We believe that companies are employing three distinct approaches to address the production of renewable fuels from microorganisms:

•

photosynthetic harvested – this is our approach and consists of managing light exposure to grow and harvest large volumes of biomass, which in turn is processed to produce either biofuels (such as ethanol and biodiesel) or “drop-in” fuels (such as jet fuel and diesel) that are functionally compatible with petroleum-based fuels;

•

non-photosynthetic harvested – this consists of growing and harvesting non-photosynthetic organisms that grow by receiving their energy from consuming sugars as opposed to directly absorbing sunlight; and

•	direct secretion – this consists of designing tailored photosynthetic organisms that directly secrete ethanol or diesel as a byproduct.

We address the production of renewable fuels through photosynthesis and believe that we have the only currently commercially viable system to address the commodity fuel and food markets based on this approach. Many companies are focusing their efforts on the higher value but smaller specialty chemical or nutraceutical markets which do not require the same volumes of biomass to be economic. Some of our competitors are using genetically modified or selectively-bred organisms that are designed to encourage certain properties (such as high lipid production). Microorganisms that produce high concentrations of lipids produce lower amounts of protein and carbohydrates. Our approach uses indigenous species exclusively and promotes optimal growth. The resultant organisms produce a high proportion of valuable protein that is critical to the success of our business model.

For additional information, see “Risk Factors—If a competitor were to achieve a technological breakthrough, our operations and business could be negatively impacted.”

Organization

Employees

We have a multidisciplinary team, including biologists, chemists, physicists, engineers and business executives. Currently, we have 107 direct, full-time, non-union employees, six temporary employees, and two part-time employees, including 10 PhDs, five additional scientific professionals with an MS degree, nine business professionals with an MBA and approximately 50 professionals with a bachelor’s degree.

Sales and Marketing

Our sales and marketing strategy consists of targeting licensees around the globe who are capable of deriving significant value from our technology. We have developed more than 300 prospective customer licensees representing more than 500 license units in over 40 countries. We have hosted over 150 visits to our working demonstration facility. We employ eight sales and marketing personnel many of whom regularly attend industry conferences and have forged relationships throughout the energy and agriculture industries.

Research and Development

Our research and development department is headed by Heinrich Gugger. It employs 35 employees, including eight with Ph.D.’s and other advanced degrees, and is organized into five segments: Deployment, Software and Information Technology, Quality, Labs and the Fellsmere Field-Scale Research and Development Working Demonstration Facility.

We believe research and development is an on-going effort and we continue to look for ways to improve our technology and processes. We have spent $4.9 million, $9.9 million and $15.1 million during 2007, 2008, and 2009, respectively, on research and development activities. Through the use of our dedicated research and development bioreactors at our working demonstration facility, we evaluate new incremental technologies and processes to determine if they improve our growth output. Our dedicated space at the NASA Kennedy Space Center Space Life Sciences Laboratory allows us to test micro-crops in diverse conditions and recreate different climates to determine the optimal micro-crop for any location. We believe that continued research and development efforts will allow us to further increase our growth rates, thereby increasing the economics for our customer licensees. We are continuing our research and development efforts to improve the value proposition of our technology and processes to our licensees and prospective customer licensees.

Raw Materials

Our processes primarily use four categories of raw materials: micro-crop species, fertilizer, water and naturally-available elements, such as sunlight and carbon dioxide. The micro-crops our processes use are indigenous to the regions in which our customer licensees operate and are available in the natural environment. Water is sourced locally and recycled. Fertilizer is readily available from commercial sources. We intend to apply similar processes and uses of raw materials with each customer licensee, applicable to their specific geographic location.

Regulatory

Our biocrude does not require any regulatory approvals, but our end-use products require the same regulatory approvals as petroleum products. Our protein product will be subject to customary regulatory approvals required for animal feed and human food products.

Our protein product may be subject to regulations enforced by one or more U.S. or foreign regulators. We have secured regulatory approval for the use of our protein product as animal feed in Indonesia. We are currently seeking animal feed approval in the following countries: Chile, India, China, Philippines, Mexico, Thailand, Malaysia, Vietnam and the United States. We expect to receive the required approvals in all of these jurisdictions over the next two years.

Our protein product and the facilities of our customer licensees will also be subject to inspection by federal, state, local and foreign environmental, health and safety authorities.

We are leveraging acceptance in human nutrition of the micro-organisms used in our processes to seek regulatory approval for human consumption of our protein product in India, China and the United States. Receiving regulatory approval for our protein product in emerging markets, which represent the greatest potential source of demand, is one of our highest regulatory priorities. We anticipate regulatory approval processes for our protein product can be accelerated due to:

•	our use of non-genetically modified and indigenous species;

•	the fact that our microorganisms are consumed by people around the world in Ayruvedic, traditional and homeopathic medicine, and are globally available as a fresh vegetable in supermarkets;

•	the documentation in scientific literature of the value of our microorganisms as a feed ingredient; and

•	simplified approval pathways that are allowed based on general acceptance of an ingredient as “safe.”

In the United States, we have held initial meetings with the FDA. We are currently pursuing American Association of Feed Control Officials (AAFCO) Definition or Generally Recognized as Safe, or GRAS, pathway for the use of our protein product as animal feed. In addition, we believe that we will be able to obtain the required human approvals through the human GRAS pathway by leveraging the current use in homeopathic medicine of the micro-organisms used in our processes. We expect to receive a “no objection” letter for use as animal feed ingredient from the U.S. Food and Drug Administration in early 2012.

We are currently seeking Indian regulatory approval for our protein product as an animal feed and for human consumption. We have completed the initial submission of data and are attempting to leverage the Ayruvedic use of our microorganisms to facilitate our receipt of the necessary approvals.

In the Philippines, we are using a consultant to guide us through the local regulatory process. We expect to receive the necessary approvals by October 2010 for use of our protein product as an animal feed.

We are working with a prospective regional off-take partner to assist us with the process of seeking regulatory approvals in Chile for the use of our protein product in animal feed.

Environmental

Our licensed operations in the United States and abroad will be subject to a wide range of environmental laws and regulations at both the national and local levels. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs, and chemical use and management.

Pursuant to these laws and regulations, our licensees will be required to obtain and comply with a wide variety of environmental permits for different aspects of their operations. We are subject to similar laws with respect to the demonstration facilities that we own. Our management believes that we are in material compliance with all current environmental laws and regulations to which we are subject. We currently estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to exceed our level of anticipated capital expenditures. However, we cannot provide any assurance that regulatory requirements or permit conditions will not change, and we cannot predict the aggregate costs of additional measures that may be required to maintain compliance as a result of such changes or expenses.

We believe that the environmental risks we face are comparable to those faced by other companies in the agriculture or aquaculture markets.

Facilities

Melbourne Corporate Headquarters

Our corporate headquarters are located in Melbourne, Florida. This facility houses our executive and administrative offices, our finance, business development, operations and our information technology departments. It also includes meeting space and our computer network and communications infrastructure. We lease two suites at this facility under separate leases, which expire in December 2011 and July 2016.

NASA Kennedy Space Center Space Life Sciences Laboratory

We have a license to use approximately 1,000 square feet in the NASA Kennedy Space Center Space Life Sciences Laboratory in Cape Canaveral, Florida, which provides us with dedicated space and access to the laboratory’s analysis capabilities for chemistry, molecular biology, microscopy and microbiology. The controlled environmental chambers allow us to control and manipulate environmental parameters, such as climate, temperature, day/night cycles and seasonal cycles to simulate growing conditions for research purposes as well as to understand climate conditions around the world. We benefit from access to NASA engineering, scientific and analytical expertise available in the facility. Our current license for this dedicated space and access expires on September 30, 2010, but we have the option to renew for one 90-day period upon 90-days’ prior written notice unless earlier terminated by either party.

Gateway Research Lab Facility

We have a laboratory in Melbourne, Florida designed for chemical analyses, culture storage, backup inoculum growth, bench top research experiments and fast turnaround analysis of field samples. In addition, the laboratory has extensive analysis capabilities. We lease this facility on a month-to-month basis.

Fellsmere Field-Scale Research and Development Working Demonstration Facility

We have constructed our primary field-scale research and development working demonstration facility in Fellsmere, Florida. The facility provides demonstration-scale live operation of all portions of our processes, as well as indoor and outdoor empirical testing and laboratory analysis. The lease for this facility expires on June 30, 2011, but we have the option to renew the lease for four additional one-year periods and the option to purchase the facility for its fair market value.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened against us.

MANAGEMENT

Executive Officers and Directors

In August 2010, we reorganized our management structure in preparation for our initial public offering. Our board of directors appointed David P. Szostak, our President, Treasurer and Secretary, as our Chief Financial Officer, Gregory W. Haskell as our Executive Vice President - Strategy, Fred G. Tennant as our Executive Vice President - Business Development, and Heinrich Gugger as our Executive Vice President - Technology. Prior to the reorganization of our management structure, each of Mr. Haskell, Mr. Tennant and Mr. Gugger were employed solely by PA LLC, our operating subsidiary.

Our executive officers and directors, and their ages as of August 11, 2010, are set forth below:

Name	Age	Position(s)
John S. Scott	59	Chief Executive Officer and Chairman
David P. Szostak	55	Chief Financial Officer
Gregory W. Haskell	53	Executive Vice President - Strategy
Fred G. Tennant	51	Executive Vice President - Business Development
Heinrich Gugger	59	Executive Vice President - Technology
Sayan Navaratnam	36	Director
Isaac D. Szpilzinger	62	Director

John S. Scott, Ph.D. has been our Chief Executive Officer since August 2009 and the Chairman of our board of directors since December 2008. In 2002, Dr. Scott founded XL Tech and has been its Chief Executive Officer since 2002 and a director since 2004. Since 2008, XL Tech has been an inactive holding company controlled in part by Dr. Scott. Dr. Scott is an entrepreneur and inventor who has founded 11 technology companies within the past 25 years. He was a professor at the Universities of Maryland and Arizona, and a visiting professor at the University of North Carolina. Dr. Scott has published extensively on the development of successful technology enterprises and also lectures at business schools throughout the United States. Dr. Scott has served as a consultant to the United States and various European governments, and was a national research council fellow at NASA. He holds a B.Sc. in physics and astrophysics from Michigan State University and a Ph.D in the astrophysics/physics dual program from the University of Arizona’s Steward Observatory. Dr. Scott’s experience with founding and developing technology companies, along with his academic credentials, enables him to provide important insight and guidance to our management team and board of directors.

David P. Szostak has been our Chief Financial Officer since August 2010, our President, Treasurer and Secretary since December 2008, and the Chief Financial Officer of our operating subsidiary since its inception in 2006. Since 2002, Mr. Szostak has been a director of XL Tech. Since 2008, XL Tech has been an inactive holding company controlled in part by Mr. Szostak. Mr. Szostak, a certified public accountant, began his career in Chicago, Illinois working as an auditor for Laventhol and Horwarth LLP, a large accounting firm. In 1987, he became the Corporate Controller at Extel, Inc., or Extel, a global manufacturer of electronic communication equipment for industry and government. In 1990, when Extel acquired Hetra Computer, Inc., or Hetra, a manufacturer of government specialty computers, Mr. Szostak became Hetra’s Vice President and Chief Financial Officer. In 1993, when XL Vision Inc. or XL Vision, the predecessor company to XL Tech acquired Hetra, Mr. Szostak continued in the same positions with XL Vision. He holds a B.Sc. in finance from Southern Illinois University, with graduate studies at DePaul University.

Gregory W. Haskell has been our Executive Vice President - Strategy since August 2010. He is responsible for our corporate strategy. Mr. Haskell joined our operating subsidiary in 2008, as its Vice President - Corporate Development. With over 25 years experience, Mr. Haskell has created, co-founded and built numerous technology companies. In 1993, he co-founded XL Vision and served as its President and Chief Operating Officer. Mr. Haskell was a member of the management team at Internet Capital Group where he served as Managing Director of Operations. In 2001, Mr. Haskell rejoined XL Tech as its President and Chief Operating Officer. Since 2002, Mr. Haskell has also been a director of XL Tech. Since 2008, XL Tech has been an inactive holding company controlled in part by Mr. Haskell. Between 2005 and 2008, Mr. Haskell was the Chief Executive Officer and a director of AgCert International, PLC, an Irish company listed on the London Stock Exchange. In 2007, AgCert International entered into a court-supervised restructuring under Irish law, from which it exited five months later as a company with continuing operations. Prior to XL Tech, Mr. Haskell spent over a decade in various technical and management roles in private industry. Mr. Haskell holds a B.Sc. in engineering and applied mathematics from Iowa State University.

Fred G. Tennant has been our Executive Vice President - Business Development since August 2010 and has been PA LLC’s Executive Vice President - Business Development since 2007. He is responsible for business development and marketing for PA LLC. Prior to joining us, Mr. Tennant was President and Managing Director of Shinkoh Technologies, Inc., a consulting firm specializing in international business development from 1992 to 2007. His earlier experience includes management and marketing positions with Continental Grain Company and the agri-chemicals division of W.R. Grace & Co. Mr. Tennant holds a B.Sc. in agri-business from the University of Arkansas and an MIBA from U.S. International University.

Heinrich Gugger, Ph.D. has been our Executive Vice President – Technology since August 2010 and has been PA LLC’s Executive Vice President – Technology since December 2009. He is responsible for engineering programs, research and process development as well as the supporting analytical laboratories at PA LLC. He has significant research and development, technology and business management experience in a variety of industries. Dr. Gugger joined XL Tech in 2007 as a serial Chief Executive Officer to lead Quonova, LLC, a subsidiary of XL Tech. During his career, he was the President of Syngenta Crop Protection Inc., an agricultural chemicals and bio-technology business, from 1998 to 2002, and subsequently became the Chief Executive Officer of Paradigm Genetics, Inc., a biotechnology research services company in the area of systems biology, from 2002 to 2005. Dr. Gugger holds a PhD. in chemistry from the University of Bern, Switzerland, and was an IBM World Trade Postdoctoral Fellow in Applied Physics at IBM’s Research Division in San Jose, California.

Sayan Navaratnam has been a member of our board of directors since December 2008. Since March 2009, Mr. Navaratnam has been a Senior Managing Director of Laurus Capital Management, LLC and a Senior Managing Director of Valens Capital Management, LLC, entities affiliated with our principal stockholder. Since 2004, he has been the Chairman of Creative Vistas, Inc. From 2000 to 2003, Mr. Navaratnam was the Chief Operating Officer of ASPRO Technologies Ltd. He currently serves on the board of a number of other privately-held companies. Mr. Navaratnam holds an Honors Double Specialist degree in economics and political science from the University of Toronto. Mr. Navaratnam’s extensive background in technology, finance, operations, expertise in workout situations and experience as the chairman of a public company enables him to make a valuable contribution to our board of directors.

Isaac D. Szpilzinger has been a member of our board of directors since December 2008. He is an attorney in solo private practice licensed in the state of New York. From 1987 to 2006, Mr. Szpilzinger practiced with the law firm of Herzfeld & Rubin, P.C., where he was named a partner in 1994. He began his legal career in 1985 with a clerkship in the New York State Supreme Court, Appellate Division, Second Judicial Department. Mr. Szpilzinger holds a B.S. in Chemistry, cum laude, from Brooklyn College, and an M.A. in Chemistry and an Advanced Certificate in Educational Administration and Supervision from Brooklyn College. He also holds a J.D., cum laude, from New York Law School. Mr. Szpilzinger’s legal expertise and his academic background in the sciences enables him to provide valuable insight and guidance to our board of directors.

Structure of the Board of Directors

Our board of directors currently consists of three members: Dr. Scott, Mr. Navaratnam and Mr. Szpilzinger.

Upon the completion of this offering, we expect that our board of directors will consist of five directors: John S. Scott, our current Chairman, an appointee of the Laurus-Valens Funds, and three directors who will qualify as independent within the meaning of the applicable                 listing standards.

Upon the completion of this offering, our common stock will be listed on                     . The rules of require that a majority of the members of our board of directors be independent within specified periods following the closing of this offering. We will not avail ourselves of the “controlled company” exception provided for by                      listing rules.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the consummation of this offering, each of our directors will serve for a one-year term or until his or her successor is elected and qualified. At each annual meeting of our stockholders, our stockholders will elect the members of our board of directors. There will be no limit on the number of terms a director may serve on our board of directors. Our board of directors may consist of not less than one and not more than          directors. The authorized number of directors may be changed only by vote of our stockholders. Our board of directors will have the ability to fill vacancies on our board of directors.

Our board of directors intends to be committed to strong corporate governance practices and to value independent board oversight as an essential component of managing corporate performance.

Board Committees

We currently do not have an audit committee, compensation committee, or a nominating and corporate governance committee. Prior to the completion of this offering, we will establish an audit committee, a compensation committee, and a nominating and corporate governance committee of our board of directors. Each of the members of these committees will meet the criteria for independence, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act, the listing requirements of                      and SEC rules and regulations that will become applicable to us upon the consummation of this offering. Upon the completion of this offering, each of these committees will have adopted a written charter that will be available on our corporate website and will have the composition and responsibilities described below.

Audit Committee.     Our audit committee will provide assistance to our board of directors in fulfilling its oversight responsibilities regarding:

•	the integrity of financial statements;

•	our compliance with applicable legal and regulatory requirements;

•	the integrity of our financial reporting processes, including our systems of internal accounting and financial controls;

•	the performance of our internal audit function and independent registered public accounting firm; and

•	our financial policy matters.

Our audit committee will determine and pre-approve the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services. Our audit committee will also review and discuss with management and our registered independent public accounting firm the results of the annual audit and their reports regarding our accounting practices and systems of internal accounting controls, including significant issues that arise regarding accounting principles and financial statement presentation. Our audit committee will also evaluate the performance of our independent registered public accounting firm, determine whether to retain or terminate their services and take those actions as it deems necessary to satisfy itself that such accountants are independent of management. Our audit committee will also be responsible for establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Upon the consummation of this offering, the members of our audit committee will be             ,              and             , with              serving as the chairperson of our audit committee. Each member of our audit committee will be an independent director, as defined under the listing standards of              and Rule 10A-3 of the Exchange Act. Each member of our audit committee will meet the applicable requirements for financial literacy. Our board of directors intends to appoint at least one director to our audit committee who will qualify as an “audit committee financial expert,” as defined under applicable SEC rules. Effective upon consummation of this offering, our audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the             .

Compensation Committee.    Our compensation committee will:

•	oversee our overall compensation structure, policies and programs; and

•	assess whether our compensation structure establishes appropriate incentives for officers and employees.

Our compensation committee will review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives and set the compensation of these officers based on such evaluations. In addition, our compensation committee will review and recommend to our board of directors any employment-related agreements, any proposed severance arrangements or change of control or similar agreements with these officers. Our compensation committee will also administer the issuance of stock options and other awards under any stock plans we may have. Our compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of our compensation committee. Our compensation committee will also prepare a report on executive compensation, as required by SEC rules, to be included in our annual report and annual proxy statement.

The members of our compensation committee will be             ,              and             , with              serving as the chairperson of the committee. Each member of our compensation committee will be an independent director under applicable              listing standards, will be a non-employee director as defined in Rule 16b-3 under the Exchange Act and will be an outside director as that term is defined in Section 102(m) of the Code. Effective upon the consummation of this offering, our compensation committee will operate under a written charter that satisfies applicable              listing standards.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will be responsible for:

•	developing and recommending to our board of directors criteria for identifying and evaluating candidates for directorships; and

•	making recommendations to our board of directors regarding candidates for election or reelection to our board of directors at each annual stockholders’ meeting.

Our nominating and corporate governance committee, in recommending candidates for election to our board of directors, and our board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including:

•	diversity of personal background, perspective and experience;

•	personal and professional integrity;

•	experience in corporate management, operations or finance;

•	experience in our industry; and

•	experience as a board member of another publicly-held company.

Our board of directors will evaluate each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In addition, our nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning corporate governance matters. Our nominating and corporate governance committee will be also responsible for making recommendations to our board of directors concerning the structure, composition and function of our board of directors and its committees.

The members of our nominating and corporate governance committee will be             ,              and             , with              serving as chairperson of the compensation committee. Each member of the nominating and corporate governance committee will be independent under applicable              listing standards. Effective upon the consummation of this offering, our nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of             .

Overview of Risk Management

Our management is responsible for the day-to-day management of the risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. This oversight will be conducted primarily through committees of our board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. Our audit committee will be responsible for overseeing the management of our risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation programs and arrangements. Our nominating and corporate governance committee will be responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for all directors, officers and employees. The Code of Business Conduct and Ethics is available under the investor section of our website at www.petroalgae.com. A copy of the Code of Business Conduct and Ethics may also be obtained at no charge by written request to the attention of the Investor Relations Department at PetroAlgae Inc., 1901 S. Harbor City Blvd., Suite 300, Melbourne, FL 32901, telephone: (321) 409-7272, email: investorrelations@petroalgae.com.

Compensation Committee Interlocks and Insider Participation

David P. Szostak, our Chief Financial Officer, is a director of XL Tech. John S. Scott, the Chairman of our board of directors, which has heretofore administered our executive compensation programs and initiatives, is the Chief Executive Officer of XL Tech.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning compensation paid or accrued during the fiscal years ended December 31, 2007, 2008 and 2009 to our principal executive officer, our principal financial officer and our other most highly paid executive officers, collectively referred to as the named executive officers, determined at the end of the last fiscal year:

Name and Principal Position	Fiscal year	Salary		Bonus	Stock awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	Change to Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total Compensation
John S. Scott	2007	$500,000		$—	$—	$—	$ —	$ —	$ —	$500,000
Chairman of the Board and CEO	2008	451,923		99,375	3,576,000	—	—	—	—	4,127,298
	2009	477,404	(1)	—	—	—	—	—	—	477,404

David P. Szostak	2007	$300,000		$—	$—	$—	$ —	$ —	$ —	$300,000
Chief Financial Officer	2008	271,154		59,625	1,206,900	—	—	—	—	1,537,679
	2009	225,000	(1)	—	—	—	—	—	—	225,000

Gregory W. Haskell	2007	$—		$—	$—	$—	$ —	$ —	$ —	$—
Executive Vice President - Strategy	2008	115,385		35,329	—	—	—	—	—	150,714
	2009	270,058	(1)	—	—	472,000	—	—	—	742,058

Heinrich Gugger	2007	$172,500		—	—	—	—	—	—	$172,500
Executive Vice	2008	230,000		—	—	—	—	—	—	230,000
President – Technology	2009	88,684		—	—	—	—	—	—	88,684

Fred G. Tennant	2007	$134,616		$29,044	$225,500	$—	$ —	$ —	$ —	$389,160
Executive Vice	2008	150,385		27,030	276,500	—	—	—	—	453,915
President – Business Development	2009	206,154		—	—	—	—	—	—	206,154

Ottmar Dippold(3)	2007	$210,000		$—	$—	$—	$ —	$ —	$ —	$210,000
	2008	233,077		68,900	2,421,069	—	—	—	—	2,723,046
	2009	276,385	(1)	—	—	—	—	—	—	276,385

Jim McCreary(4)	2007	$200,000		$—	$—	$—	$ —	$ —	$ —	$200,000
	2008	200,000		53,000	809,200	—	—	—	—	1,062,200
	2009	215,385		—	—	—	—	—	—	215,385

(1)	Includes certain amounts that, upon mutual agreement between PA LLC and the executive officers, have been withheld. The aggregate amount is approximately $100,000 for the four officers referenced above.
(2)	Incentive equity awards in PA LLC are in the form of restricted units. When granted, the units are subject to repurchase by PA LLC. Based upon either a service period or the accomplishment of a liquidity event, the right of PA LLC to repurchase these units is removed.
(3)	For the periods presented, Mr. Dippold was an executive officer of PA LLC. Currently, he is responsible for our Asia division.
(4)	For the periods presented, Mr. McCreary was an executive officer of PA LLC. Currently, he is responsible for certain operational and deployment activities.

Compensation Discussion and Analysis

Compensation philosophy and objectives.    We intend to establish a philosophy with respect to executive compensation policies and practices based on the alignment of each element of compensation with our short-term and long-term strategic objectives, while providing competitive compensation that enables us to attract and retain top-quality executive talent. Our success depends, among other things, on attracting and retaining executive officers with experience and skills in a number of different areas as we continue to further develop our business and technology. Historically, our principal stockholder and the compensation structure of XL Tech at which many of our current executive officers were employed prior to joining us have contributed to the determination of our executive compensation philosophy. In 2008, those executive officers who joined us from XL Tech retained their base salaries when they became our employees and also received additional equity incentives in the form of stock awards at that time.

We anticipate that the primary objectives of our compensation policies and practices for the named executive officers will be to:

•

attract, retain, motivate and reward highly qualified and competent executives who have extensive industry experience through a mix of base salary, annual cash incentives and long-term equity incentives that encourage and recognize individual and company performance; and

•	provide incentives to increase and maximize stockholder value by:

¡	emphasizing equity-based compensation to more closely align the interests of executives with those of our stockholders; and

¡

structuring short-term compensation contingent upon the achievement of performance measures intended to reward performance year-over-year that we believe creates stockholder value in the short-term and over the long-term.

We intend to adopt this philosophy because we believe that it will be critical to our continued success and the achievement of our short-term and long-term goals and objectives as a company for our stockholders.

Administration.    Since our inception, our board of directors has administered our executive compensation programs and initiatives. Our board of directors has also sought, and received, significant input from our principal stockholder with respect to the performance and compensation of our executive officers.

Prior to the completion of this offering, our board of directors will establish a compensation committee. We anticipate that our compensation committee will recommend, and our board of directors will adopt, a charter for our compensation committee which will delegate the responsibility for determining executive compensation and initiatives to our compensation committee. In accordance with our compensation committee’s charter, we anticipate that our compensation committee will have the authority to determine the annual compensation of our Chief Executive Officer and other executive officers, and will regularly report its compensation decisions to the full board of directors. We also anticipate that our compensation committee will administer any equity compensation plans we may have, including our 2009 Equity Compensation Plan, or the 2009 Plan. See “—2009 Equity Compensation Plan.”

Our compensation committee may in the future engage compensation consultants familiar with our industry to advise the committee regarding certain compensation issues.

Compensation program.    Based on and consistent with the philosophy and objectives stated above, our executive compensation program and practices will consist of the following elements:

•	base salary;

•	annual cash incentive awards;

•	long-term equity incentive awards; and

•	benefits and perquisites.

We have chosen these elements to remain competitive in attracting and retaining executive talent and to provide strong incentives for consistent high performance with current and potential financial rewards. We also provide employee benefits, such as health, dental and life insurance, to the named executive officers pursuant to plans that are generally available to our employees. We believe that our mix of compensation will instill in our executive officers the importance of achieving our short-term and long-term business goals and objectives and thereby increase stockholder value.

In evaluating the data accumulated regarding peer companies, we anticipate that our compensation committee will also take into account differences in the size of individual peer companies. Our compensation committee will monitor the appropriateness of the peer group and the relative measures drawn from the process with the primary objective of utilizing a peer group that provides the most appropriate comparison to us as part of the committee’s competitiveness evaluation.

Additional details regarding elements of our executive compensation program are as follows:

Base salaries.    Our board of directors established the base salary range for the named executive officers in 2008 with significant input from our principal stockholder. Many of our executive officers are former employees of XL Tech who retained their base salaries when they became our employees. In relation to long-term and short-term incentives, we view base salary as a less significant element of compensation than long-term equity, so the levels are less than those of peer companies. Our board of directors approves all increases in base salary for the named executive officers in advance and reviews salaries of executive officers at periodic intervals and awards increases, if appropriate. In assessing the amount and timing of salary adjustments, if any, our board of directors considers, and we anticipate that our compensation committee will consider, individual performance, changes in functions and responsibilities, if any, competitive salaries and peer comparisons, and relative positions within the company. Due to the prevailing economic and financial conditions at the end of 2008 and during 2009, certain of our and certain of PA LLC’s senior management elected to defer a portion of his salary in order to assist us in preserving our financial position. Base salaries for all named executive officers for the fiscal years ended December 31, 2007, 2008 and 2009 are shown in the “Salary” column of the Summary Compensation Table above.

Bonuses.    Our executive officers participate in our annual cash bonus plan in which all of our full-time employees are eligible to participate. Our board of directors administers this bonus plan. Under this plan, each executive officer is eligible to receive a cash bonus amount based on a certain percentage of their salary. Our board of directors decides the amount of any bonus, as a percentage of such executive officer’s salary, for any given year. Our board of directors makes this determination based on the achievement by us of certain goals and objectives during the calendar year. Such goals and objectives are set forth in advance by the board of directors. We believe that this annual cash bonus plan assists with aligning our executive officers’ interests with our own, and encourages them to contribute materially to our development, which we believe will ultimately benefit our stockholders.

Long-term equity incentive compensation.    We provide equity incentives pursuant to the 2009 Plan, which we adopted on June 17, 2009 and which seeks to give (i) our employees and the employees of PA LLC, (ii) certain consultants and advisors who perform services for us and our parent and subsidiaries, and (iii) non-employee members of our board of directors and our parent and subsidiaries the opportunity to receive grants of incentive stock options, nonqualified stock options, stock awards and other stock-based awards. We believe that the 2009 Plan will encourage the participants to contribute materially to our growth, thereby benefiting our stockholders, and will align the economic interests of the participants with those of our stockholders.

Our board of directors currently administers the 2009 Plan.    Our board of directors determines the individuals to whom awards shall be made under the 2009 Plan, as well as the type, size and terms of the awards, the time when the awards will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability. Our board of directors may establish all other terms, conditions, and limitations applicable to awards, award programs and the shares of our common stock issued pursuant to such award programs, amend the terms of any previously issued award, and address any other matters arising under the 2009 Plan. Upon the consummation of this offering, our board of directors is expected to delegate each of the aforementioned responsibilities to our compensation committee.

Awards under the 2009 Plan may consist of grants of options, stock awards and other stock-based awards. Subject to certain adjustments, the aggregate number of shares of our common stock that may be issued pursuant to awards granted under the 2009 Plan may not exceed 4,000,000 shares of our common stock.

Grants of Plan Based Awards
Name	Grant Date	Number of Restricted Units Underlying Grant (1)	Number of Units Unrestricted as of 12/31/09 (2)	Fair Value per Unit	Total Fair Value
John S. Scott	8/1/08	800,000	—	$4.47	$3,576,000
David P. Szostak	8/1/08	270,000	—	$4.47	1,206,900
Gregory W. Haskell	—	—	—	—	—
Heinrich Gugger	—	—	—	—	—
Fred G. Tennant	1/15/07	50,000	25,000	$4.51	225,500
	8/1/08	50,000	12,500	$5.53	276,500
Ottmar Dippold	7/7/08	418,870	314,152	$5.78	2,421,069
Jim McCreary	7/7/08	140,000	35,000	$5.78	809,200

(1)	Incentive equity awards in PA LLC are in the form of restricted Class B units. When granted, the units are subject to repurchase by PA LLC. Based upon either a service period or the accomplishment of a liquidity event, the right of PA LLC to repurchase these units is removed.
(2)	Employees holding Class B units that are not subject to repurchase by PA LLC will be able to exchange their equity interests for PetroAlgae Inc. common stock.

We entered into stock option agreements, or SOAs, with approximately 15 individuals to provide them with the option to purchase our common stock pursuant to the 2009 Plan. For those 13 individuals who were employees of PA LLC at the time we granted the option, the options vest ratably each year following each employee’s date of hire or the date of the grant so that the options are fully vested after four years. The two remaining SOAs provide for full vesting of the options over a four-year period, though not by equal numbers of shares each year. See “—2009 Equity Compensation Plan” for a more detailed analysis of the 2009 Plan.

PA LLC also entered into unit grant agreements with approximately 80 employees of PA LLC that granted to those employees non-voting membership units of PA LLC. See “—PA LLC Equity Incentive Plan” for a more detailed analysis of PA LLC’s equity incentive grants.

Employment Agreements

We do not have formal employment agreements with any of the named executive officers.

Other Executive Officer Perquisites

We generally do not provide any additional perquisites to our named executive officers except in certain limited circumstances to be approved by our board of directors or, after its establishment, our compensation committee.

Other Executive Officer Benefits

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan.

Impact of accounting and tax treatments.    Section 162(m) of the Internal Revenue Code disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. Our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our compensation committee will adopt a policy at some point in the future that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, our board of directors and, after its establishment, our compensation committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Policy regarding the timing of equity awards.    We have no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after the consummation of this offering. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

Policy regarding restatements.    We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, we anticipate that our board of directors or, after its establishment, our compensation committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement.

Stock ownership policies.    We have not established stock ownership or similar guidelines with respect to our executive officers. All of our executive officers currently have a direct or indirect, through their stock option holdings or otherwise, equity interest in us, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Pension benefits.    None of the named executive officers participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-qualified deferred compensation.    None of the named executive officers participates in, or has an account balance in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

2009 Equity Compensation Plan

The 2009 Plan became effective on May 11, 2009. We reserved a pool of shares of our common stock for issuance to (i) our employees and the employees of PA LLC, (ii) certain consultants and advisors who perform services for us and our parent and subsidiaries, and (iii) non-employee members of our board of directors and our parent and subsidiaries pursuant to awards granted under the 2009 Plan. It provides for awards under three separate categories: (i) the option program, under which eligible persons may be granted options, (ii) the stock award program, under which eligible persons may be granted awards of our common stock, restricted stock, deferred stock and stock units, and (iii) the other stock-based awards program, under which eligible persons may be granted awards that are based on our common stock as a bonus for achievement of performance goals or other conditions. The 2009 Plan is administered by our board of directors, which may delegate administrative responsibilities to a committee thereof. We expect that after the completion of this offering our board of directors will delegate the administration of the 2009 Plan to our compensation committee. Our board of directors has, and after its establishment our compensation committee will have, the authority to grant additional acceleration rights or waive any conditions relating to vesting, exercise, payment or distribution of any award upon a change of control to holders of options issued pursuant to the 2009 Plan.

Outstanding Equity Awards at Fiscal Year-End
	Option Award					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
John S. Scott	—	—	—	—	—	—	—	—	—
David P. Szostak	—	—	—	—	—	—	—	—	—
Gregory W. Haskell	—	200,000	—	$8.50	6/16/2019	200,000	$472,000	—	—
Heinrich Gugger	—	—	—	—	—	—	—	—	—
Fred G. Tennant	—	—	—	—	—	—	—	—	—
Ottmar Dippold	—	—	—	—	—	—	—	—	—
Jim McCreary	—	—	—	—	—	—	—	—	—

Option program.    The 2009 Plan provides for the grant of both incentive stock options, or ISOs, that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. ISOs may be granted only to our employees or employees of any of our subsidiaries. The options’ exercise price must be at least equal to the fair market value of our common stock on the date of grant. An ISO may not be granted to an employee who, at the time of the grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of our company or any subsidiary, unless the exercise price is not less than 110% of the fair market value of our common stock on the date of the grant. Payment of the option exercise price may be made in cash (including by check), to the extent we have established a cashless exercise program, by payment through a broker under such program or by any other method that our board of directors or committee may approve. The maximum permitted term of options granted under the Plan is 10 years from the date of the grant (five years for ISOs granted to stockholders that own 10% or more of shares of our common stock).

On June 17 and July 16, 2009, we granted an aggregate of 1,072,500 and 45,000 options to purchase shares of our common stock at an exercise price of $8.50 and $8.00, respectively, per share, pursuant to the 2009 Plan. The options vest over a period of four years and expire 10 years from the grant date. The fair value of the options aggregated $2.6 million and was calculated using the following assumptions–term 6.14 years, risk free interest rate of 3.01% and 2.80% as of June 2009 and July 2009, respectively, volatility 75.2%, and dividend yield 0%.

A summary of stock option activity is as follows:

Name and Principal Position	Number of Shares	Weighted average exercise price	Weighted average fair value
Balance at December 31, 2008	—	—	—
Granted June 17, 2009	1,072,500	$8.50	$2.36
Granted July 16, 2009	45,000	$8.00	$2.54
Exercised/Forfeited	(200,000)	$8.50	$2.36

Balance at December 31, 2009	917,500	$8.48	$2.37
Granted 2010	322,000	$8.00	$3.53
Exercised/Forfeited	—	—	—

Balance at March 31, 2010	1,239,500	$8.36	$2.67

The following table summarizes information about fixed-price stock options at March 31, 2010:

	Outstanding
Exercise Prices	Weighted Average Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price
$8.00-8.50	1,239,500	9.4 years	$8.36

As of March 31, 2010, a total of 32,625 of the granted options were exercisable at December 31, 2009.

Stock awards program.    The 2009 Plan provides for the grant of awards that are payable in shares of our common stock or denominated in units equivalent in value to shares of our common stock or are otherwise based on or related to shares of our common stock, restricted stock, deferred stock and stock units. These awards may not vest in full prior to the third anniversary of the award date; provided, however that our board of directors or a committee thereof may, in its sole discretion, grant awards that provide for accelerated vesting. At the discretion of our board of directors or the committee, these awards may be made subject to or may vest on an accelerated basis, upon the achievement of performance criteria related to a period of performance of not less than one year, which may be established on a companywide-basis or with respect to one more business units or divisions.

Other stock-based awards program.    Our board of directors or a committee thereof may grant other stock-based awards, which are awards (other than those described above) that are based on or measured by our common stock, on such terms and conditions as our board of directors or a committee thereof determines. Other stock-based awards may be awarded subject to the achievement of performance goals or other conditions and may be payable in cash, common stock or any combination of the foregoing, as our board of directors or a committee thereof shall determine.

PA LLC Equity Incentive Plan

PA LLC has an equity incentive plan which grants employees and consultants awards of Class B PA LLC units and is limited to 14% of the total outstanding units. PA LLC has granted 3,490,917 of its units to various employees through unit grant agreements. The unit grants generally vest over four years of continual service.

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $16,500 in 2010). For employees 50 years of age or older, an additional catch-up contribution of $5,500 is allowable. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Compensation of Directors

Our employee directors and any director appointed by our principal stockholder will not receive any additional compensation in connection with their service as directors. The compensation we pay our employee directors is discussed in “—Summary Compensation Table.” Currently, we pay our non-employee directors who are not affiliated with us a fee of $            . Following this offering, we intend to pay our non-employee directors who are not affiliated with us a $             fee for each meeting attended by them. Each non-employee director may also be entitled to participate in the 2009 Plan.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sublease from XL TechGroup, Inc.

We currently sublease space from XL Tech, on a month-to-month basis, at a current rate of $41,321 per month. Messrs. Scott, Szostak and Haskell serve as directors and executive officers and are principal shareholders of XL Tech. XL Tech founded and developed PA LLC from its inception.

Issuance of Shares to a Director

On December 19, 2008, in a private placement, we issued 1,000,000 shares of our common stock for a value of $3,150,000 to Nationwide Solutions Inc., or Nationwide Solutions, that is performing consulting services for us. Sayan Navaratnam, a director and an employee of our principal stockholder, had an interest in the transaction as the sole owner of Nationwide Solutions.

Issuance of Shares to Entities Affiliated with our Principal Stockholder

On May 5, 2010, April 7, 2010, March 1, 2010, October 9, 2009, September 29, 2009, September 14, 2009, September 4, 2009, and August 28, 2009, we issued and sold in the aggregate (i) 686,625 shares of our common stock to Valens U.S. SPV I, LLC for a purchase price of $8.00 per share and warrants to purchase 686,625 shares of our common stock at an exercise price of $15.00 per share, and (ii) 563,375 shares of our common stock to Valens Offshore SPV I, Ltd. for a purchase price of $8.00 per share and warrants to purchase 563,375 shares of our common stock at an exercise price of $15.00 per share. The aggregate proceeds from these private placements was $10,000,000.

On December 22, 2008, we issued and sold 666,667 shares of our common stock to Valens U.S. SPV I, LLC for a purchase price of $3.15 per share and 2,507,936 shares of our common stock to Valens Offshore SPV I, Ltd. for a purchase price of $3.15 for consideration of $2,100,000 and $7,900,000, respectively.

These were private placement transactions exempt from the registration requirements of the Securities Act pursuant to the exemption afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder. We used the proceeds of these private placements to fund the working capital needs of PA LLC.

IPO Advisory Agreement and Advisory Fee Agreement with PSource Capital Guernsey Limited

On April 30, 2010, we entered into an IPO advisory agreement with PSource Capital Guernsey Limited, or PSource, which is an indirect beneficial owner of more than 5% of PetroAlgae, pursuant to which we agreed to pay a one-time success fee equal to the greater of $1.6 million or 1% of the gross amount of proceeds from the sale of new shares and shares by existing stockholders to the public market.

We also entered into an advisory fee agreement with PSource, dated October 23, 2009, pursuant to which we are obligated to pay PSource a 7% commission on the aggregate consideration for any private placement of shares of our common stock to any of a group of investors identified by PSource in the agreement. The commission is also payable on the future exercise of warrants sold in such private placements, as well as certain follow-on investments with such investors for two years. In 2009, we paid aggregate fees of $280,000 to PSource. Upon any exercise of certain outstanding warrants, we will be obligated to pay PSource up to an additional $525,000.

Related Party Expenses

During 2008 and 2007, we paid XL Tech $2.2 million and $1.7 million, respectively, as reimbursement for administrative, executive management, business development and other services. We do not expect to make any additional payments to XL Tech with respect to these services.

Assignment by our Principal Stockholder

On December 16, 2008, PetroTech acquired a shell company for $350,000 and, on December 19, 2008, assigned its entire interest in PA LLC to this shell company, which it then renamed PetroAlgae Inc.

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with the discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and our executive officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by our nominating and corporate governance committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Conduct.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2010, as adjusted to reflect the sale of shares of our common stock offered by us in this offering, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, we have assumed that                      shares of our common stock will be outstanding upon completion of this offering. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of our common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o PetroAlgae Inc., 1901 S. Harbor City Blvd., Suite 300, Melbourne, FL 32901. Beneficial ownership representing less than 1% is denoted below with an asterisk (*).

	Shares of Our Common Stock Beneficially Owned Before This Offering		Number of Shares Being Offered by Stockholder	Shares of Our Common Stock Beneficially Owned After This Offering
Name and Address of Beneficial Owners and Selling Stockholders	Number of Shares	Percentage of Class		Number of Shares	Percentage of Class
5% Stockholders
PetroTech Holdings Corp.(1)	102,043,366	94.05%
Directors and Executive Officers
Sayan Navaratnam	1,000,000	*
John S. Scott	—	*
David P. Szostak	—	*
Gregory W. Haskell(2)	—	*
Fred G. Tennant	—	*
Heinrich Gugger(2)	—	*
All directors and officers as a group (six persons)	1,000,000	*
Selling Stockholders
Engineering, Automation & Design, Inc.(3)	44,931	*

(1)	As of March 31, 2010, PetroTech Holdings Corp. (“PetroTech”) held 100,000,000 shares of our common stock and a $11,095,476 promissory note convertible into 2,043,366 shares of our common stock. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource SDL”). CCC is a wholly-owned subsidiary of the Fund. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets. Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource SDL is managed by LCM, subject to certain preapproval rights of the board of directors of PSource SDL. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource SDL, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs). The JOLs share voting and investment power over the securities of the Company held by PetroTech. PetroTech pledged all of the common shares it holds to L.V. Administrative Services, as administrator and collateral agent for Valens U.S., as security for a $417,511.92 promissory note made by PA LLC in favor of Valens U.S. In the event of a foreclosure on the shares, a change in control of PetroAlgae could occur. The address for PetroTech Holdings Inc. is c/o Laurus Capital Management, LLC, 875 Third Avenue, 3rd Floor, New York, New York 10022.
(2)	Messrs. Haskell and Gugger are the beneficial owners of unvested stock options in PetroAlgae Inc.
(3)	The address for Engineering, Automation & Design, Inc., or EAD, is 4610 South 133rd Street, Suite 106, Omaha, Nebraska 68137. We issued shares of our common stock to EAD as consideration in a contract for services.

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, we will amend our restated certificate of incorporation and restated bylaws. We will file copies of the forms of our amended and restated certificate of incorporation and amended and restated bylaws as exhibits to the registration statement of which this prospectus is a part. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering and relevant sections of the General Corporation Law of the State of Delaware, or the “DGCL,” are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering.

Authorized Capital Stock

Our authorized capital stock will consist of              shares, including: (i)              shares of our common stock, par value $0.001 per share, and (ii)              shares of preferred stock, $0.001 par value per share. As of March 31, 2010, we had outstanding 106,454,480 shares of our common stock, held of record by 393 stockholders, and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders will not be entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Upon the liquidation, dissolution or winding-up of our company, the holders of our common stock will be entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors will have the authority, subject to the limitations imposed by Delaware law, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. However, our board of directors may not, other than through an amendment to our amended and restated certificate of incorporation approved by our stockholders, adopt or approve any “rights plan,” “poison pill” or other similar plan, agreement or device designed to prevent or make more difficult a hostile takeover of our company by increasing the cost to a potential acquiror of such a takeover either through the issuance of new rights, shares of our common stock or preferred stock or any other security or device that may be issued to our stockholders other than all stockholders that carry severe redemption provisions, favorable purchase provisions or otherwise. This prohibition means that our board of directors will be prohibited from issuing preferred stock as a defensive mechanism to render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intentions to issue any shares of preferred stock.

Stock Options

As of March 31, 2010, 1,239,500 shares of our common stock were issuable upon the exercise of stock options outstanding and exercisable at a weighted-average exercise price of $8.36 per share of which 32,625 shares with a weighted-average exercise price of $8.50 per share would be vested if purchased upon exercise of these options as of March 31, 2010.

Warrants

As of March 31, 2010, 2,125,893 shares of our common stock were issuable upon the exercise of warrants outstanding and exercisable at an exercise price of $15.00 per share. Below is a list of recent issuances:

On August 6, 2010, we issued a warrant to purchase 10,000 shares of our common stock at an exercise price of $15.00 per share.

On June 29, 2010, we issued a warrant to purchase 81,250 shares of our common stock at an exercise price of $15.00 per share.

On May 5, 2010, April 7, 2010, March 1, 2010, October 9, 2009, September 29, 2009, September 14, 2009, September 4, 2009 and August 28, 2009, we issued warrants to purchase 1,250,000 shares of our common stock in the aggregate at an exercise price of $15.00 per share.

On March 1, 2010, we issued a warrant to purchase 12,500 shares of our common stock at an exercise price of $15.00 per share.

On February 6, 2010, we issued a warrant to purchase 6,250 shares of our common stock at an exercise price of $15.00 per share.

On December 24, 2009, we issued warrant to purchase 357,143 shares of our common stock at an exercise price of $15.00 per share.

On October 19, 2009, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $15.00 per share.

On October 9, 2009, we issued a warrant to purchase 375,000 shares of our common stock at an exercise price of $15.00 per share.

Stockholder Registration Rights

EAD is entitled to rights with respect to the registration of its shares under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and the holder of those shares, and include piggyback registration rights.

If we register any of our securities either for our own account or for the account of other security holders after the completion of this offering, the holder of these shares is entitled to include its shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holder of the shares being registered.

The registration rights terminate with respect to the registration rights of the holder on the date when the holder can sell all of the holder’s shares in any three month period without registration under the Securities Act.

Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Stockholder Action By Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may also be effected by consent in writing by such stockholders.

Requirements for Advance Notification of Stockholder Meeting, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders must be called upon the request of holders of not less than     % of the combined voting power of the voting stock, and may be called upon the request of our board of directors, or the chairman of the board, the vice chairman of the board (if any) or the chief executive officer.

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual or special meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Requirements for Amendment of Certificate and Bylaws

Our amended and restated certificate of incorporation will provide that the provisions in the amended and restated certificate of incorporation and our amended and restated bylaws relating to indemnification and exclusion of directors from personal liability may be amended only by a vote of         % or more of all of the outstanding shares of our capital stock then entitled to vote. Our amended and restated bylaws will provide that our stockholders may amend our bylaws only by a vote of more than         % of all of the outstanding shares of our capital stock then entitled to vote.

Delaware Law

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity person.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. These provisions cannot be amended without the affirmative vote of             % of the outstanding shares. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; and

•	improper distributions to stockholders.

We also intend to maintain director and officer liability insurance, if available on reasonable terms.

We have entered into indemnification agreements with our officers and directors, substantially in the form of the indemnification agreement filed by us as an exhibit to the registration statement of which this prospectus is a part. These indemnification agreements provide contractual indemnification to our officers and directors in addition to the indemnification provided in our amended and restated certificate of incorporation and bylaws.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

As of the date of this prospectus, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Listing

We intend to list our common stock on the              under the symbol “    ”.

Transfer Agent and Registrar

Upon the consummation of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

SHARES ELIGIBLE FOR FUTURE SALE

Shares of our common stock are currently listed on the OTC Bulletin Board. Future sales of shares of our common stock in the public market after this offering, the perception that these sales could occur and the availability of shares for future sale could adversely affect the market price of our common stock prevailing from time to time and could impair our future ability to raise equity capital. We intend to apply to list our common stock on the             .

Upon the closing of this offering, we will have outstanding an aggregate of              shares of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares from us and no exercise of then outstanding options or warrants. Of these shares, all shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares our “affiliates”, whose sales will be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Shares that were outstanding prior to this offering and which are not subject to lock-up agreements, other than those shares held by our affiliates, will be freely tradable in the United States provided any holding period under Rule 144 has expired with respect to such shares, subject, in the case of shares held by our affiliates, to the volume and manner of sale restrictions imposed by Rule 144.

No sooner than              months following the completion of the offering, we will file a registration statement with the SEC covering the exchange from time to time of an aggregate of              shares of our common stock issuable upon exchange of the outstanding LLC interests in PA LLC held by our employees or by Valens-Calliope. Any shares issued upon such exchange would be freely tradable by any exchanging holder subject, in the case of exchanging holders who are our affiliates, to the volume and manner of sale restrictions imposed by Rule 144.

In addition, of the                      shares of our common stock that were subject to stock options outstanding as of                     , 2010, options to purchase                      shares of common stock were vested as of                     , 2010 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting.”

Rule 144

Unrestricted shares of our common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities

Lock-Up Agreements

In connection with this offering, we, the selling stockholders, and all of our officers, directors and employees have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of the representatives.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the anticipated material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by Non-U.S. Holders, as defined below, who purchase our common stock in this offering and hold such common stock as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on currently existing provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws, including but not limited to controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates and persons who have acquired our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment. This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

As used in this discussion, the term “Non-U.S. Holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i)	an individual who is a citizen or resident of the U.S.;

(ii)	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)	a trust (a) if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Distributions

As described above under “Dividend Policy,” we do not intend to declare or pay cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as a gain from the sale of stock as described below under “Sale, Exchange or Other Disposition.”

We or a withholding agent will be required to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a Non-U.S. Holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation, or (ii) the dividends are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S., or where an applicable income tax treaty provides, the dividends are attributable to a U.S. permanent establishment of such Non-U.S. Holder, and the Non-U.S. Holder provides to us or such agent proper IRS documentation. A Non-U.S. Holder described in (ii) in the preceding sentence generally will be subject to U.S. federal income tax with respect to such dividends at the same graduated individual or corporate rates applicable to U.S. persons, unless an applicable income tax treaty otherwise provides. Additionally, a Non-U.S. Holder that is a corporation could be subject to U.S. federal “branch profits tax” on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such Non-U.S. Holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless:

(i)	the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the U.S., or where an applicable income tax treaty provides, the gain is attributable to a U.S. permanent establishment of such Non-U.S. Holder;

(ii)	such Non-U.S. Holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other conditions are met; or

(iii)	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such Non-U.S. Holder held our common stock.

A Non-U.S. Holder described in (i) above will be required to pay tax on the net gain realized from such sale, exchange or other disposition under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (ii) above will be required to pay U.S. federal income tax at a rate of 30% on the gain realized from such sale, exchange or other disposition, which gain may be offset by other U.S. source capital losses realized during the same taxable year.

We do not believe that we have been, are currently, or are likely to become a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continues to be traded, a Non-U.S. Holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our common stock only if such Non-U.S. Holder actually or constructively owned more than 5% of our common stock during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such Non-U.S. Holder held our common stock.

Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets includible in such individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The U.S. federal estate tax was automatically repealed effective January 1, for the estates of decedents dying in the year 2010. Accordingly, at present, there is no U.S. federal estate tax. However, unless Congress acts to make the current repeal permanent, the estate tax will be reinstated with respect to decedents who die after December 31, 2010. In view of the continuing uncertainty regarding the federal estate tax law, prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of shares of our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS the amount of any dividends or other distributions we pay and the amount of tax we withhold on these distributions, regardless of whether withholding is required. Similarly, we must report to each Non-U.S. Holder the amount of any dividends or other distributions we pay to such Non-U.S. Holder and the amount of tax we withhold on these distributions, regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which a Non-U.S. Holder resides, pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

Backup withholding tax (currently at a rate of 28%, and scheduled to increase to 31% for taxable years beginning after December 31, 2010) may also apply to payments made to a Non-U.S. Holder on or with respect to our common stock, unless the Non-U.S. Holder certifies as to its status as a Non-U.S. Holder under penalties of perjury, or otherwise establishes an exemption, and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation will materially change the requirements for obtaining an exemption from U.S. withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with the additional certification, information reporting and other specified requirements will result in the imposition of a 30% withholding tax on “withholdable payments,” including payments of dividends and proceeds from the sale of our common stock, to certain Non-U.S. Holders. These rules will apply to payments made after December 31, 2012 with respect to our common stock. Prospective investors should consult their tax advisors regarding this legislation and its potential effect on their ownership and disposition of our common stock.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., UBS Securities LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
UBS Securities LLC
Citigroup Global Markets Inc.
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
Piper Jaffray & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the             . They may exercise that option for              days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by PetroAlgae Inc.	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, we, the selling stockholders, and all of our officers, directors and employees have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of the representatives.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been only a limited public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list our common stock on              under the symbol “             .” In order to meet one of the requirements for listing our common stock on             , the underwriters have undertaken to sell lots of              or more shares to a minimum of              beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des marchés financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des marchés financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D-411-2, D.734-1, D744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a translation that, in accordance with article L.411-2-ll-1[o]-or-2[o] -or 3[o] of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L411-2, L412-1 and L621-8 through L.621-8-3 of the French Code monétaire et financier.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

UBS AG, an affiliate of UBS Securities LLC, holds 500,000 shares of our common stock and a warrant to purchase 500,000 shares of our common stock at an exercise price of $15.00 per share. UBS AG purchased the securities from the company on October 19, 2009 in a private placement transaction for an aggregate purchase price of $4 million.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Torys LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York. As of the date of this prospectus, Torys LLP beneficially owns less than 1% of our common stock.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have so been included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the unrestricted shares of our common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov. Copies of documents we file with the SEC are also available on the our web site, www.petroalgae.com.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007, 2008 and 2009	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009 and for the period from September 22, 2006 (Inception) through December 31, 2009	F-4
Consolidated Statement of Changes in Stockholders’ Deficit	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009 and for the period from September 22, 2006 (Inception) through December 31, 2009	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009	F-28
Consolidated Statements of Operations for the three month periods ended March 31, 2009 and 2010 and for the period from September 22, 2006 (Inception) through December 31, 2009	F-29
Consolidated Statements of Cash Flows for the three month periods ended March 31, 2009 and 2010 and for the period from September 22, 2006 (Inception) through December 31, 2009	F-30
Notes to Consolidated Financial Statements	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

PetroAlgae Inc.

We have audited the accompanying consolidated balance sheets of PetroAlgae Inc. (A Development Stage Entity), a Delaware Corporation, and Subsidiary as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations and cash flows for the years then ended and for the cumulative period from inception (September 22, 2006) to December 31, 2009, and the statement of stockholders’ deficit for the cumulative period from inception (September 22, 2006) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroAlgae Inc. (A Development Stage Entity) and Subsidiary as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 and for the period from inception (September 22, 2006) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company incurred significant losses from operations and has a working capital deficit and no revenue generating operations. These factors, among others, as discussed in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3, errors were discovered by management of the Company resulting in the need to restate its previously filed financial statements. Accordingly, the accompanying consolidated balance sheets of PetroAlgae Inc. and Subsidiary as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations and cash flows for the years then ended and for the cumulative period from inception (September 22, 2006) to December 31, 2009, and the statement of stockholders’ deficit for the cumulative period from inception (September 22, 2006) to December 31, 2009 have been restated as a result of these corrections.

/s/ GRANT THORNTON LLP

Orlando, Florida

August 5, 2010

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Balance Sheets

	December 31, 2009 (as restated)	December 31, 2008 (as restated)	December 31, 2007 (as restated)
Assets:
Current assets:
Cash and cash equivalents	$2,679,302	$10,416,823	$184,145
Restricted cash	2,000,000	—	—
Prepaid expenses	129,333	110,277	6,344
Receivable	1,200,000	—	—
Other current assets	341,726	—	—

Total current assets	6,350,361	10,527,100	190,489

Property and equipment	3,653,225	1,390,712	578,052
Accumulated depreciation	(1,416,350)	(324,507)	(55,816)

Net property and equipment	2,236,875	1,066,205	522,236

Deposits	5,200	5,000	7,700

Total assets	$8,592,436	$11,598,305	$720,425

Liabilities and stockholders’ deficit:
Current liabilities:
Accounts payable	$536,328	$1,043,285	$330,901
Accrued expenses	1,617,191	1,786,341	409,824
Accrued expenses - related party	2,144,840	349,779	63,491
Liability related to equity issuance	7,500,000	—	—

Total current liabilities	11,798,359	3,179,405	804,216

Other liability	2,000,000
Note payable - related party	35,114,096	23,623,844	8,907,793

Total liabilities	48,912,455	26,803,249	9,712,009

Commitments and contingencies	—	—	—
Stockholders’ deficit:
Common stock - $.001 par value, 300,000,000 shares authorized 106,229,356, 104,274,189 and 100,000,000 shares issued and outstanding, respectively	106,229	104,274	100,000
Paid in capital	24,115,788	14,398,134	665,518
Deficit accumulated during the development stage	(60,012,830)	(29,744,952)	(9,757,102)

PetroAlgae Inc. stockholder’s deficit	(35,790,813)	(15,242,544)	(8,991,584)
Non-controlling interest	(4,529,206)	37,600	—

Total stockholders’ deficit	(40,320,019)	(15,204,944)	(8,991,584)

Total liabilities and stockholders’ deficit	$8,592,436	$11,598,305	$720,425

See accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Statements of Operations

	December, 31 2009 (as restated)	December, 31 2008 (as restated)	December, 31 2007 (as restated)	For the Period From September 22, 2006 (Inception) Through December 31, 2009 (as restated)
Revenue	$—	$—	$—	$–

Costs and expenses:
Selling, general and administrative	17,400,801	8,251,676	2,984,416	28,816,514
Research and development	15,085,060	9,865,844	4,863,382	31,044,681
Interest expense—related party	3,198,642	1,764,039	443,472	5,406,153
Depreciation	1,137,733	268,691	55,108	1,462,240

Total costs and expenses	36,822,236	20,150,250	8,346,378	66,729,588

Net loss before non-controlling interest	(36,822,236)	(20,150,250)	(8,346,378)	(66,729,588)
Net loss attributable to non-controlling interest	6,554,358	162,400	—	6,716,758

Net loss attributable to PetroAlgae Inc.	$(30,267,878)	$(19,987,850)	$(8,346,378)	$(60,012,830)

Basic and diluted common shares outstanding	104,866,065	100,362,021	100,000,000

Basic and diluted loss per share	($0.29)	($0.20)	($0.08)

See accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Statement of Changes in Stockholders’ Deficit

(as restated)

	Common Stock Shares	Amount	Paid In Capital	Non Controlling Interest	Deficit Accumulated During the Development Stage	Total
Shares issued at inception for cash	100,000,000	$100,000	$388,532	$—	$—	$488,532
Net loss	—	—	—	—	(1,410,724)	(1,410,724)

Balance—December 31, 2006	100,000,000	$100,000	$388,532	$—	$(1,410,724)	$(922,192)

Issuance of PA LLC interests to employees	—	—	276,986	—	—	276,986
Net loss	—	—	—	—	(8,346,378)	(8,346,378)

Balance—December 31, 2007	100,000,000	$100,000	$665,518	$—	$(9,757,102)	$(8,991,584)

Issuance of PA LLC interests to employees	—	—	2,240,041	200,000	—	2,440,041
Shares issued for cash	3,174,603	3,175	9,996,825	—	—	10,000,000
Shares issued for unearned services	1,000,000	1,000	(1,000)	—	—	—
Amortization of unearned services	—	—	43,750	—	—	43,750
Issuance of option as additional consideration for debt	—	—	1,453,000	—	—	1,453,000
Reverse merger	99,586	99	—	—	—	99
Loss attributable to non controlling interest	—	—	—	(162,400)	—	(162,400)
Net loss	—	—	—	—	(19,987,850)	(19,987,850)

Balance—December 31, 2008	104,274,189	$104,274	$14,398,134	$37,600	$(29,744,952)	$(15,204,944)

Shares issued for services	160,524	160	537,652	—	—	537,812
Shares issued for cash	500,000	500	3,999,500	—	—	4,000,000
Shares issued with purchase price guaranty	937,500	938	(938)	—	—	—
Shares and warrants issued for other current assets	357,143	357	3,017,787	—	—	3,018,144
Issuance of PA LLC interests to employees	—	—	—	1,987,552	—	1,987,552
Issuance of options to employees	—	—	588,653	—	—	588,653
Amortization of unearned services	—	—	1,575,000	—	—	1,575,000
Loss attributable to non controlling interest	—	—	—	(6,554,358)	—	(6,554,358)
Net loss	—	—	—	—	(30,267,878)	(30,267,878)

Balance—December 31, 2009	106,229,356	$106,229	$24,115,788	$(4,529,206)	$(60,012,830)	$(40,320,019)

See accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Period From September 22, 2006 (Inception) Through December 31, 2009
	(as restated)	(as restated)	(as restated)	(as restated)
Cash flows from operating activities:
Net loss	$(36,822,236)	$(20,150,250)	$(8,346,378)	$(66,729,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of original issue discount	562,000	516,000	—	1,078,000
Amortization of company options	588,653	—	—	588,653
Amoritization of unearned services	1,575,000	43,750	—	1,618,750
Employee compensation by grant of PA LLC units	1,987,552	2,440,041	276,986	4,704,579
Expenses paid and interest added to note payable—related party	2,723,313	3,044,739	3,607,793	9,375,845
Expenses paid by issuance of common stock	1,214,230	—	—	1,214,230
Depreciation	1,137,733	268,691	55,108	1,462,240
Loss on disposition of equipment	126,830	—	—	126,830
Increase in prepaid expenses	(19,056)	(103,933)	(5,284)	(129,333)
(Increase) decrease in deposits	(200)	2,700	(7,700)	(5,200)
Increase (decrease) in accounts payable	(506,957)	712,384	241,355	589,981
Increase (decrease) in accrued expenses	(169,150)	1,376,516	(488,929)	1,627,028

Net cash used in operating activities	$(27,602,288)	$(11,849,362)	$(4,667,049)	$(44,477,985)
Cash flows from investing activities:
Proceeds from sale of asset	36,000	—	—	36,000
Acquisition of property and equipment	(2,471,233)	(812,660)	(485,283)	(3,861,945)

Net cash used in investing activities	$(2,435,233)	$(812,660)	$(485,283)	$(3,825,945)
Cash flows from financing activities:
Member contributions	—	—	—	488,532
Reverse merger	—	99	—	99
Common stock and warrants issued for cash	11,500,000	10,000,000	—	21,500,000
Borrowings under notes payable—related party	10,000,000	12,894,601	5,300,000	28,194,601
Issuance of common stock and warrants for cash	800,000	—	—	800,000

Net cash provided by financing activities	$22,300,000	$22,894,700	$5,300,000	$50,983,232

Net (decrease) increase in cash	(7,737,521)	10,232,678	147,668	2,679,302
Cash and cash equivalents—beginning of period	10,416,823	184,145	36,477	—
Cash and cash equivalents—end of period	$2,679,302	$10,416,823	$184,145	$2,679,302

Non-cash investing and financing activities:
Stock and warrants issued for other liability	$7,500,000	$—	$—	$7,500,000
Common stock issued for unearned services	$—	$3,150,000	$—	$3,150,000
Issuance of shares for other current assets	$1,200,000	$—	$—	$1,200,000
Long term liability incurred for restricted cash	$2,000,000	$—	$—	$2,000,000

See accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

Note 1 Organization

PetroAlgae Inc. (the “Company”) began its operations through its controlled subsidiary, PetroAlgae LLC (“PA LLC”), on December 19, 2008, as the outcome of the reverse acquisition described below. PA LLC was formed by XL TechGroup, Inc., (“XLTG”, a related party) its sponsor and parent until December 19, 2008, on September 22, 2006 as a Delaware limited liability company to develop technologies to commercially grow, harvest and process micro-crops. PA LLC’s primary business model is to license this technology to large customers who will commercially produce this biomass, which in turn is processed into two co-products: (1) renewable fuel feedstock, and (2) protein for supplementation of animal feed and potentially human food ingredients.

Reverse Acquisition

On December 16, 2008, Corporate Services International, a Delaware corporation, sold 9,000,000 shares of Series B preferred stock of the Dover Glen, Inc. and 10,000,000 shares of common stock of Dover Glen, Inc. to PetroTech Holdings Corp., a Delaware corporation (“PetroTech Holdings”), for $350,000 in a private placement transaction.

On December 16, 2008, PetroTech Holdings submitted a conversion notice to the Dover Glen, Inc. for its 9,000,000 shares of Series B preferred stock. Each share of Series B preferred stock of the Dover Glen, Inc. converted into 10 shares of common stock of the Dover Glen, Inc. As a result of the acquisition of shares and subsequent conversion, PetroTech Holdings was the owner of 100,000,000 shares of common stock of the Dover Glen, Inc. which, as of December 16, 2008, represented 99.9% of the total issued and outstanding common stock of the Dover Glen, Inc.

On December 19, 2008, PetroTech Holdings assigned its entire interest in representing approximately 81.3% of the membership interests on a fully diluted basis of PA LLC, to Dover Glen, Inc. for no consideration. This assignment had the effect of causing Dover Glen, Inc. to cease being a shell company. As a result of the assignment, the business of PA LLC has become the sole line of business of Dover Glen, Inc. Also, on December 19, 2008, the Dover Glen, Inc. changed its name to “PetroAlgae Inc.” As the former members of PA LLC control PetroAlgae Inc. after the transaction, the merger was accounted for as a reverse acquisition under which, for accounting purposes, PA LLC is deemed to be the acquirer and PetroAlgae Inc., the legal acquirer, is deemed to be the acquired entity. No goodwill was recognized as PetroAlgae Inc. was a “shell” company. The former shareholders of PetroAlgae Inc. retained an aggregate of 99,586 shares of common stock, which were recorded at par value of $99.

Note 2 Going Concern

The Company is currently in the development stage at December 31, 2009 as it is continuing the development of its product and has not yet recognized any revenues. The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has never been profitable and it has incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2009, 2008, and 2007, it reported net losses of $30.3 million, $20.0 million, and $8.3 million, respectively, and negative cash flow from operating activities of $27.6 million, $11.8 million, and $4.7 million, respectively. As of December 31, 2009, the Company had an aggregate accumulated deficit of $60.0 million. The Company anticipates that operations will continue to report losses and negative cash flow during 2010. As a result of these net losses and cash flow deficits and other factors, there is a substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets of $8.6 million (with the exception of cash and restricted cash of $4.7 million) and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock and warrants, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. The Company is currently seeking additional funding from its principal shareholder and unrelated third parties. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding, we may be unable to continue in business.

Note 3 Correction of Errors

The Company recently identified certain errors in its previously issued annual financial statements for the years ended December 31, 2009, 2008 and 2007. These errors, which have been corrected in this financial statement, include the following items:

•

In 2008 and 2007, the Board of Directors of PA LLC, granted 106 employees restricted ownership units in PA LLC. These ownership units generally vest over a period of four years. At each grant date, the restricted ownership unit awards were accounted for based upon an incorrect fair value calculation. Revised grant values determined using corrected Company fair value estimates resulted in additional compensation expense of approximately $2.0 million, $2.4 million and $277,000 in 2009, 2008 and 2007, respectively.

•

The nature and amount of the Company’s expenditures have changed and increased from inception (September 22, 2006) through December 31, 2009. Consequently, it has been determined that a new category, Selling, General and Administrative (“SG&A”) expense, should be presented through this period. This category includes senior management and overhead costs, business development expenditures, system infrastructure costs, accounting and legal costs and intellectual property management costs. Other costs, which are related to experimentation and development of the Company’s technology, are presented as Research and Development expense. The effect of this reclassification was to decrease Research and Development expense by $6.1 million, $1.7 million and $1.3 million and to increase SG&A expense by the same amount in 2009, 2008 and 2007, respectively, with no net increase to expenses.

•

In 2008, an option to purchase ownership units in PA LLC was issued to XL Tech Group, LLC, a related party (“XL”), in connection with continued borrowings under a Company debt facility outstanding with XL. This option, which remains outstanding, had a fair value of approximately $1.5 million and was not recorded at issuance. This transaction has now been accounted for as a discount from the carrying amount of the related debt and the amortization of the discount added $562,000 and $516,000 to interest expense in 2009 and 2008, respectively.

•

In 2009, the Company issued common stock and warrants, with a fair value of $3.0 million, to an unrelated party that provided it with equity funding and certain business development services. Cash proceeds from this equity issuance were received partially at December 31, 2009 ($0.8 million) and partially in January 2010 ($1.2 million). The $1.0 million balance of the fair value of the securities issued was expensed as a business development cost within selling, general and administrative expense in 2009. The Company originally recorded the $3.0 million fair value of the securities issued as a 2009 research and development expense. In addition, the Company received $2.0 million of additional cash in connection with this transaction, which is subject to repayment to the unrelated party at that party’s option. This amount has been deposited in escrow and reported in restricted cash and other liabilities at December 31, 2009.

•

In 2009, the Company entered into a series of agreements with a third party for the design, engineering, and construction of a facility for the growth, harvesting and processing of micro-crops. This facility was to be used to demonstrate our technology to potential customers. Company shares were issued in partial payment, in advance, for these services. The Company expensed $1.0 million related to this transaction and reported the full amount at the inception of the transaction rather than as services were performed. The shares earned and retained by the third party have been adjusted to reflect their estimated fair value at issuance of approximately $145,000 and have now been charged to research and development expense. The shares returned by the third party after year-end, which had an estimated value of $342,000, have now been added to other current assets. The net effect of these adjustments reduced 2009 research and development expense by $855,000.

The effect of the correction of these errors on the financial statements is as follows:

Selected Condensed Financial Data

Balance sheet as of December 31, 2009

	Previously Reported	Increase (Decrease)	As Restated
Current assets	$4,808,635	$1,541,726	$6,350,361
Other assets	2,242,075	—	2,242,075

Total assets	$7,050,710	$1,541,726	$8,592,436

Current liabilities	$14,598,359	$(2,800,000)	$11,798,359
Long-term liabilities	36,248,013	866,083	37,114,096
Total liabilities	50,846,372	(1,933,917)	48,912,455
Par stock and paid in capital	20,708,476	3,513,541	24,222,017
Development stage deficit	(58,860,269)	(1,152,561)	(60,012,830)
Noncontrolling interest	(5,643,869)	1,114,663	(4,529,206)

Total liabilities and deficit	$7,050,710	1,541,726	$8,592,436

Statement of operations for the year ended December 31, 2009
	Previously Reported	Increase (Decrease)	As Restated
Revenue	$—	$—	$—
Selling, general and administrative expense(1)	9,293,798	8,107,003	17,400,801
Research and development expense	24,070,534	(8,985,474)	15,085,060
Total expenses	37,138,707	(316,471)	36,822,236
Noncontrolling interest	(5,643,869)	(910,489)	(6,554,358)
Net loss	$(31,494,838)	$(1,226,960)	$(30,267,878)

Basic and diluted loss per share	$(0.30)	$(0.01)	$(0.29)

(1)	- previously General and administrative expense

Selected Condensed Financial Data

Balance sheet as of December 31, 2008

	Previously Reported	Increase (Decrease)	As Restated
Current assets	$10,527,100	$—	$10,527,100
Non-current assets	1,071,205	—	1,071,205

Total assets	$11,598,305	$—	$11,598,305

Current liabilities	$3,179,405	$—	$3,179,405
Long-term liabilities	25,319,761	(1,695,917)	23,623,844
Total liabilities	28,499,166	(1,695,917)	26,803,249

Par stock and paid in capital	10,464,570	4,037,838	14,502,408
Development stage deficit	(27,365,431)	(2,379,521)	(29,744,952)
Noncontrolling interest	—	37,600	37,600

Total liabilies and deficit	$11,598,305	—	$11,598,305

Statement of operations for the year ended December 31, 2008
	Previously Reported	Increase (Decrease)	As Restated
Revenue	$—	$—	$—

Selling, general and adminstrative expense(1)	5,051,293	3,200,383	8,251,676
Research and development expense	10,867,277	(1,001,433)	9,865,844
Total expenses	17,166,609	2,983,641	20,150,250
Noncontrolling interest	(40,211)	(122,189)	(162,400)
Net loss	$(17,126,398)	$2,861,452	$(19,987,850)

Basic and diluted loss per share	$(0.17)	$0.03	$(0.20)

(1)	- previously General and administrative expense

Selected Condensed Financial Data

Balance sheet as of December 31, 2007

	Previously Reported	Increase (Decrease)	As Restated
Current assets	$190,489	$—	$190,489
Non-current assets	529,936	—	529,936

Total assets	$720,425	$—	$720,425

Current liabilities	$804,216	$—	$804,216
Long-term liabilities	9,666,710	(758,917)	8,907,793
Total liabilities	10,470,926	(758,917)	9,712,009

Par stock and paid in capital	488,532	276,986	765,518
Development stage deficit	(10,239,033)	481,931	(9,757,102)
Noncontrolling interest	—	—	—

Total liabilities and deficit	$720,425	—	$720,425

Statement of operations for the year ended December 31, 2007
	Previously Reported	Increase (Decrease)	As Restated
Revenue	$—	$—	$—

Selling, general and administrative expense(1)	1,604,098	1,380,318	2,984,416
Research and development expense	6,813,459	(1,950,077)	4,863,382
Total expenses	8,861,029	(514,651)	8,346,378
Noncontrolling interest	(32,720)	32,720	—
Net loss	$(8,828,309)	$(481,931)	$(8,346,378)

Basic and diluted loss per share	$(0.09)	$(0.00)	$(0.08)

(1)	- previously General and administrative expense

Note 4 Basis of Presentation

Principles of Consolidation

The consolidated financial statements presented herein include the accounts of the Company and its consolidated subsidiary PA, LLC. Noncontrolling interests are accounted for based upon the value or cost attributed to their investment adjusted for the share of income or loss that relates to their percentage ownership of the entire Company. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense. Actual results may differ from these estimates.

Revenue Recognition

The Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. To the extent cash is received in advance of the Company’s performance or the availability of rights under a license agreement, such amounts are reported as deferred revenue.

Cash and Cash Equivalents and Cash Concentration

The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company at December 31, 2009, has approximately $4.7 million on deposit at a single financial institution.

Restricted Cash

Restricted cash consists of cash received by the Company related to a license for intellectual property, which will be held in escrow until certain actions are taken by the licensee.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009, 2008 and 2007. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts payable, and accrued expenses. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate the amounts expected to be received or paid.

The carrying value of the Company’s note payable approximated its fair value based on the current market conditions for similar debt instruments.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major improvements and additions are added to property and equipment, while replacements, maintenance and repairs which do not extend the useful lives are expensed.

Long Lived Assets

The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts and circumstances that suggest impairment. Should there be an impairment, the Company would measure the amount of the impairment based on the amount that the carrying value of the impaired asset exceeds the discounted cash flows expected to result from the use and eventual disposal of the impaired assets. There were no impairments in 2009, 2008 or 2007.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

As required by ASC 740-10-05, Accounting for Uncertainty in Income Taxes the Company recognizes the financial statement effects of a tax position when it is more likely than not (defined as a likelihood of more than 50%), based on the technical merits, that the position will be sustained upon examination. The evaluation of whether a tax position meets the more-likely-than-not recognition threshold requires a substantial degree of judgment by management based on the individual facts and circumstances. Actual results could differ from these estimates.

PA LLC is organized as a limited liability company under the state law of Delaware. As a limited liability company that has elected to be taxed as a partnership, the Company’s earnings pass through to the members and are taxed at the member level. Accordingly, no income tax provision has been included in these financial statements for the operations related to PA LLC.

Loss Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti-dilutive.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Stock Compensation. This Statement requires that the cost resulting from all stock-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for stock-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for stock-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in stock-based payment transactions.

Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company’s adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Non-controlling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company’s adoption of the new accounting standard did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS 160, Non-controlling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the non-controlling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all non-controlling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. The Company’s adoption of this new accounting standard resulted in a change in the description and classification of amounts formerly reported as minority interest.

Fair Value Measurement and Disclosure

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments—Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of the new standard on April 1, 2009 did not have a material on the Company’s consolidated financial statements.

In April 2009, the Company adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. The Company’s adoption of this new accounting standard did not have a material effect on the Company’s consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

The Company’s common stock is traded on the Over The Counter Bulletin Board or OTCBB. The Company shares became public through a reverse acquisition and a very small percentage of the issued and outstanding shares are available for active trading since a large majority of shares are held by affiliates. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume in our common stock, our public shares are susceptible to unusual swings in price based on very few trades. Consequently, we determined that the OTCBB trading price of the common stock was no longer a reasonable indicator of the fair value of shares when not issued for cash. Instead, the fair value of our common stock was estimated using a Level 3 fair value measurement. Specifically, fair value of our equity has been estimated by applying discounted cash flow valuation techniques to the Company’s estimate of future cash flows from its business as of the valuation date.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No.133). The new accounting standard requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company’s consolidated financial statements.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, Investments—Debt and Equity Securities (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments), and other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

Accounting Standards Not Yet Effective

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated (“ASU”) 2009-16. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company’s consolidated financial statements.

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, Amending FASB Interpretation No. 46(R), was adopted into Codification in December 2009 through the issuance of ASU 2009-17 which is effective for calendar year reporting entities beginning after January 1, 2010. The revised guidance amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The effect of this new guidance on the Company’s revenues, which in turn depends upon the final structure of the Company’s contracts with customers, is still being analyzed.

Note 5 Property and Equipment

Property and equipment and related accumulated depreciation and amortization consist of:

	As of December 31,			Estimated useful lives
	2009	2008	2007
Leasehold improvements	$613,863	$365,160	$64,090	5-10 years
Furniture and fixtures	81,716	22,567	13,417	3-7 years
Automobiles	62,641	32,344	12,252	2-5 years
Computer and office equipment	230,068	127,019	25,778	1-7 years
Engineering equipment	2,276,908	607,050	357,175	2-7 years
Software and networking	388,029	236,572	105,340	1-5 years
Total cost basis	$3,653,225	$1,390,712	$578,052

Less accumulated depreciation and amortization	(1,416,350)	(324,507)	(55,816)

	$2,236,875	$1,066,205	$522,236

Depreciation expense was $1,137,733, $268,691, $55,108 and $1,462,240 for the years ended December 31, 2009, 2008 and 2007 and the period from inception to December 31, 2009, respectively. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term.

Note 6 Accrued Expenses

Accrued expenses are comprised of the following components:

	2009	2008	2007
Accrued payroll and bonus	$606,454	$1,042,299	$83,649
Accrued vacation compensation	$651,839	$344,051	$31,718
Other accruals	$358,898	$399,991	$294,457

Total accrued expenses	$1,617,191	$1,786,341	$409,824

Note 7 Notes Payable—Related Party

On July 24, 2009, the Company entered into agreements with its principal lender to restructure all of the Company’s loans. The Company, PA LLC, PetroTech Holdings, and LV Administrative Services, Inc., as administrative and collateral agent for PetroTech Holdings, fully executed an Omnibus Amendment, Joinder and Reaffirmation Agreement, which amended (i) the demand notes issued by PA LLC to PetroTech Holdings dated August 21, 2008, September 3, 2008, September 18, 2008 and September 25, 2008 in the aggregate principal amount of $7,222,089, (ii) the convertible demand notes issued by PA LLC to PetroTech Holdings dated April 24, 2009 and May 11, 2009 in the aggregate principal amount of $10,000,000, (iii) the demand note issued by PA LLC to Valens US SPV I, LLC in the principal amount of $417,512 dated August 8, 2008, ((iv) the promissory note dated June 12, 2008 issued by PA LLC in favor of XLTG and assigned to PetroTech Holdings in the principal amount of $25,000,000 and (v) a master security agreement dated August 21, 2008 by PA LLC in favor of LV Administrative Services, Inc. on behalf of PetroTech Holdings. The Company also delivered an equity pledge agreement and a guaranty in connection with the Omnibus Amendment, Joinder and Reaffirmation Agreement. Principally, the maturity of the loans was changed to the dates below.

Notes payable consist of the following at December 31, 2009, 2008 and 2007:

	2009	2008	2007
Note Payable to Valens US	$417,512	$417,512
• Collateral—all assets of the Company
• Interest accrues monthly, at 12% per annum
• Note is due on June 30, 2012

Note Payable to PetroTech Holdings Corp.	7,222,089	7,222,089
• Collateral—all assets of the Company
• Interest accrues monthly, at 12% per annum
• Note is due on June 30, 2012

Convertible Note Payable to PetroTech Holdings Corp.	10,000,000
• Collateral—all assets of the Company
• Interest accrues monthly, at 12% per annum
• Note is due on June 30, 2012 if not converted to common shares as described below

Up to $25,000,000 Note Payable to PetroTech Holdings Corp.	17,849,495	16,921,243	8,907,793
• Collateral—all assets of the Company
• Interest payable monthly, and is drawn into note on a monthly basis at Prime + 2% (5.25% at December 31, 2009)
• Note is due on June 30, 2012
• Permits additional draws to fund interest. Maximum balance of this note is limited to $25 million

Subtotal	35,489,096	24,560,844	8,907,793
Original Issue Discount	(375,000)	(937,000)

Total	$35,114,096	$23,623,844	$8,907,793

The Convertible Note Payable allows the holder to convert all or any portion of the issued and outstanding principal amount and/or accrued interest and fees then due into shares of common stock at a fixed conversion price of $5.43 per share.

Each note payable and the related master security agreement and equity pledge and guaranty agreement contain provisions that specify events of default which could lead to acceleration of the maturity of the debt. These provisions prohibit the encumbrance or sale of the assets of the Company and require maintenance and insurance of the assets of the Company. An event of default would also arise if the Company became insolvent, filed bankruptcy, allowed a change in control or had unresolved judgments against the Company’s assets. As of the balance sheet dates above, none of these events had occurred.

A portion of the notes payable at December 31, 2007, were held by XLTG. During 2007 and 2008 the Company received funding from XLTG in the form of a note with the interest rate at prime + 2%, with the interest drawing into the note after each month. Activity under this note included cash advances of $5,255,000 and $5,300,000 in 2008 and 2007, respectively, and non cash advances totaling $2,758,450 and $3,607,793 in 2008 and 2007, respectively. Non cash advances included PIK interest of $928,252 and $961,749 in 2008 and 2007, respectively. In January 2008, an option to acquire 2,029,337 membership interests in PetroAlgae, LLC for 30 years at a price of less than one cent each was issued to XLTG as additional consideration for funding under the note. The issuance of this option has been accounted for as an original issue discount on the related debt in the initial amount of approximately $1.45 million and is being amortized over the remaining term of the debt. The amortization of this discount of $562,000 and $516,000 in 2009 and 2008, respectively, has been included in interest expense.

In August 2008, the note and related option to acquire PetroAlgae, LLC membership interests that was held by XLTG was acquired by PetroTech Holdings.

The balance of this note at December 31, 2009 and 2008, was $17,849,495 and $16,921,243. A portion of the note was assigned to Valens US, the controlling interest in PetroTech Holdings and an affiliate of the Company.

Interest expense related to these notes, including the amortization of original issue discount, was $3,198,642, $1,764,039, $433,472 and $5,406,153 during the years ended December 31, 2009, 2008 and 2007 and the period from inception to December 31, 2009, respectively. No interest was capitalized during these periods.

Note 8 Leases

The Company has non-cancellable operating leases for office space and certain land used in its business that expire through 2010. The Company has four extension periods remaining on its land lease, which provide for an increase in annual rent of approximately 20% during the extension period. In addition, XLTG currently sub leases office space to PetroAlgae Inc. on a month to month basis, at a current rate of $41,321 per month.

Rental expense for all operating leases during 2009, 2008, 2007 and since inception was $749,890, $436,592, $73,725 and $1,271,675, respectively.

Note 9 Stockholders’ (Deficit) Equity

Authorized Capital. The Company’s equity consists of 300,000,000 shares of $.001 par value common stock, of which approximately 106,229,000 shares have been issued and are outstanding at December 31, 2009. In addition, the Company may issue up to 25,000,000 shares of preferred stock. No preferred stock is outstanding.

Issuance of Common Stock

At Inception, the Company issued 100,000,000 shares of common stock (as adjusted to reflect the capital accounts of the legal acquirer in the reverse acquisition that took place in December 2008) in exchange for cash of $488,532.

To date, the Company has used a Level 3 valuation method to determine share fair value as well as the value of PA LLC’s ownership interests. Specifically, the Company employed valuation experts to conduct valuations based primarily upon a discounted cash flow analysis using inputs that were not externally observable, in this case its management’s estimate of future cash flows from its business, to determine fair value. The Company uses this methodology because the trading price of its common stock on the Over The Counter Bulletin Board service or OTCBB is considered a less meaningful indication of fair value because a very small percentage (less than 1%) of the issued and outstanding shares are available for active trading since a large majority of shares are held by affiliates or are restricted securities. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume, the Company’s public shares are susceptible to unusual swings in price based on very few trades. Consequently, the Company concluded that the OTCBB trading price of the common stock is not considered a reasonable indicator of the fair value of its shares.

During December 2008, the Company issued 3,174,603 shares of common stock for cash of $3.15 per share aggregating $10,000,000 pursuant to a private placement with a related party.

Issuance of Common Stock for Services

During December 2008, the Company issued 1,000,000 shares of common stock for consulting services to be performed by a related party through December 2010. The shares were valued at $3.15 per share aggregating $3,150,000 based on the sale of common stock described above which approximated fair market value on the date it was agreed the shares would be issued. The $3,150,000 was recorded as deferred compensation and $1,575,000 and $43,750 was amortized during 2009 and 2008.

On January 15, 2009, the Company entered into a Stock Purchase Agreement with Engineering Automation and Design Inc., a Nebraska corporation (“EAD”), pursuant to which the we issued 151,057 shares of common stock as partial consideration, in advance, for certain services relating to the design, engineering, and construction of facilities for the growth, harvesting and processing of micro-crops for demonstration of our technology to potential customers. In February 2010, EAD returned 106,126 shares of common stock to the Company, which were canceled. The shares earned and retained by EAD under the related agreements were accounted for at their estimated fair value at issuance of approximately $144,678 (44,931 shares at $3.22 fair value per share) and charged to research and development expense. The shares returned after year-end, which had an estimated value of $341,725, have been included in other current assets at December 31, 2009.

During December 2009, the Company issued approximately 9,500 shares of common stock valued at an estimated fair value of $5.50 per share for legal services.

Issuance of Common Stock and Warrants (“units”)

During August through October 2009, the Company sold 1,437,500 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years for $8.00 per unit or $11,500,000 as follows:

562,500 units to an affiliate

875,000 units to third parties

The units sold to the third parties included an additional 875,000 warrants exercisable at $8.00 per share and 875,000 options exercisable at $15.00 per share through December 31, 2009. These additional rights expired unexercised and the fair value at issuance of these rights was determined to be negligible.

The 562,500 units sold to the affiliate and 375,000 of the units to a third party contained share price and warrant exercise price guarantees. The purchase price of the common stock and the exercise price of the warrants will be adjusted in the event that the Company issues common stock or warrants at a price below $8.00 for common shares or a $15.00 exercise price for warrants for a period of six months from the purchase date. Because of these potential adjustments, the shares issued and the warrants are accounted for as liabilities. The cash proceeds received of $7,500,000 were allocated between the fair values of the common stock and warrants (averaging $5.75 per common share and $2.25 per warrant) and the total was recorded as a liability due to the uncertain number of shares that will be required to be issued due to the share price guarantee. The fair value of the warrants was estimated using the Black-Scholes valuation model, based on the estimated fair value of the common stock on the valuation date, an expected dividend yield of 0%, a risk-free interest rate based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining term of the instruments, an expected life equal to the remaining term of the instruments and an estimated volatility of 75%. Because the guaranty provisions were not required to be fulfilled by the Company, the common stock and warrants will be reclassified to equity.

During December 2009, the Company issued 357,143 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years in exchange for a 30% interest in Green Sciences Energy, LLC, a subsidiary of Congoo, LLC. The units were valued at $8.00 per unit or $2,857,144. The value of the units issued was allocated between the fair values of the common stock and warrants of $2,021,429 ($5.66 per share) and $835,714 ($2.34 per warrant), respectively. The fair value of the warrants was estimated using the Black-Scholes valuation model, based on the estimated fair value of the common stock on the valuation date, an expected dividend yield of 0%, a risk-free interest rate based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining term of the instruments, an expected life equal to the remaining term of the instruments and an estimated volatility of 75%. In addition, the Company issued an additional 250,000 warrants exercisable at $8.00 per share for a period of 6 months and 250,000 warrants exercisable at $15.00 per share for a period of 6 months. These additional warrants expired unexercised on June 30, 2010. The Company estimated the fair value of the 500,000 additional warrants using the Black-Scholes option pricing model and the same assumptions stated above, resulting in an estimated fair value of the options of $161,000. The excess of the fair value of all securities issued to Green Sciences Energy, LLC of $3,018,144 over the $2 million of cash received in 2009 ($.8 million) and 2010 ($1.2 million) has been recognized as a business development cost included in SG&A expense in 2009. The Company simultaneously entered into a license of its technology with these entities, as explained in Note 10.

Noncontrolling Interest

During 2006, the Company issued 5% of the Class A voting units (1,000,000 units) of PA LLC as partial consideration for a license to certain technology from AzTE. AzTE has been granted anti-dilution rights and is entitled to 5% of the fully diluted capitalization of PA LLC. Pursuant to the anti-dilution clause, the Company would be required to issue AzTE an additional 156,017 units as of December 31, 2009.

Grant of PA LLC Profits Interests to Employees

PA LLC has an equity compensation plan which allows it to grant employees and consultants awards of profits interests in restricted Class B ownership units (“the Interests”) and is limited to 14% of the total outstanding units.

The Company granted 674,500 and 2,816,471 Interests during 2007 and 2008, respectively, to the majority of its employees as of the date that they began employment with the Company. As of December 31, 2009, the granted Interests, net of Interests forfeited, totaled approximately 2.9 million or 12.6% of total outstanding units. These Interests give the recipient the right to participate in the income of PA LLC and any distribution that may arise from a liquidity event to the extent that such realized amounts exceed the ownership unit fair value at the date of grant. The Company determined the fair value of these grants using a probability-weighted present value calculation, as further described below.

The fair value of the Interests granted was calculated by modeling the cash impact of possible future Company liquidity event scenarios in relation to the economics of the agreements. The key steps in this process for each grant were as follows:

•	The likelihood and expected value of an IPO, a sale to a strategic buyer, and a financial sale or LBO were estimated based on information that was available to management at the date of the grants,

•	The probability of achieving each scenario was estimated based the Company’s outlook at grant date based upon milestones accomplished at that point and future hurdles,

•	The probability-weighted future values were converted to future liquidity per share by dividing projected proceeds by the units outstanding before each grant,

•

The estimated fair value per unit at grant date (determined by employing discounted cash flow analyses to the business’ projections) was deducted from the estimated future value per unit to derive the gross potential Interest associated with each grant,

•

The gross cash flow estimated for each Interest was then discounted to present value based upon the weighted average time required to accomplish estimated liquidity events using a 60% discount rate, which is consistent with discount rates applied in the valuation of development stage technology companies.

The grants of Interests contain restrictions that allow the Company to repurchase the units for nominal consideration until a service period or other condition is met. This restriction is removed over a service period (generally four years) with regard to approximately 2.15 million Interests. During 2009, 2008 and 2007, compensation expense related to these Interests was $2.0 million, $2.4 million and $0.3 million, respectively. The related compensation expense is recognized as a S,G&A or research and development expense, depending upon the recipient’s role in the Company. Unrecognized compensation cost related to these Interests which are still restricted totaled $3.0 million as of December 31, 2009 and is expected to be expensed over the next three years. An aggregate of approximately 655,000 of these Interests remained restricted at December 31, 2009. An aggregate of 257,860, 156,300 and 127,800 of these Interests were forfeited and repurchased during 2009, 2008 and 2007, respectively.

Five senior officers were granted an aggregate 1.34 million Interests that are subject to repurchase for nominal consideration until a significant liquidity event is accomplished. Because that condition has not yet been met, these grants are considered contingent and are not currently amortized. This amount will be recognized as compensation expense during the period when the liquidity event is fully accomplished. The amount and nature of the liquidity event was changed in July 2009 from a requirement to obtain $150 million of distributions and/or debt repayments to the Company’s controlling shareholder to a requirement to obtain $25 million of new liquidity for the Company. This change resulted in a $4.6 million increase in the unrecognized compensation expense to $6.0 million as of December 31, 2009. All of these Interests remain restricted and outstanding as of December 31, 2009.

Stock Options

On June 17, 2009, the Company adopted the 2009 Equity Compensation Plan. The plan is intended to provide employees, consultants and others the opportunity to receive incentive stock options. The plan is administered by the Board of Directors and is limited to 4,000,000 shares of the Company’s common stock. The exercise price shall be equal to or greater than the fair value of the underlying common stock on the date the option is granted and its term shall not exceed ten years. Awards shall not vest in full prior to the third anniversary of the award date.

These options generally become exercisable on a ratable basis over four years beginning at each recipient’s date of hire. Two senior officers received grants that become exercisable either ratably over four years or upon the accomplishment of two of four business objectives, whichever occurs sooner. The Company estimates that the business objective criteria will be met in two years and is amortizing the cost of these grants over a two year period. The Company determined the fair value of these options using the Black-Scholes model using assumptions described in detail below. Compensation cost is being recognized as a S,G&A or research and development expense, depending upon the recipient’s role in the Company, over the required service period of each grant.

The fair value of the employee option grants were determined by incorporating the following assumptions into the Black-Scholes option pricing model:

Grant dates	June 2009	July 2009
Share fair value	$4.22	$4.40
Exercise price	$8.50	$8.00
Risk-free interest rate	3.01%	2.8%
Expected term	6 1/4 years	6 1/4 years
Expected volatility	75.2%	75.2%
Dividend yield	0%	0%

The Black-Scholes calculations resulted in the determination of the following compensation cost:

	June 2009	July 2009
Fair value per option	$2.36	$2.54
Number of options granted	1,072,500	45,000
Fair Value	$2,531,100	$114,300

To date, the Company has used a Level 3 valuation method to determine share fair value. Specifically, the Company employed valuation experts to conduct valuations based primarily upon a discounted cash flow analysis using inputs which were not externally observable, in this case our management’s estimate of future cash flows from our business, to determine fair value. The Company uses this methodology because the trading price of its common stock on the Over The Counter Bulletin Board service or OTCBB is considered a less meaningful indication of the fair value because a very small percentage (less than 1%) of the issued and outstanding shares are available for active trading since a large majority of shares are held by affiliates or are restricted securities. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume, the Company’s public shares are susceptible to unusual swings in price based on very few trades. Consequently, the Company concluded that the OTCBB trading price of the Company common stock is not considered a reasonable indicator of the fair value of its shares.

The Company estimates volatility in accordance with SEC SAB No. 107, “Share-based Payment” based on an analysis of expected volatility of share trading prices for a peer group of companies. Over a period of time similar to that of the expected option life, the volatility in share price of these alternative energy and clean-tech companies averaged 75%.

The risk-free interest rate is based on the yield of U.S. Treasury securities with a remaining maturity equal to the expected term of the option as of the date of issuance. Because the Company does not have history on which to judge the period over which the options will be outstanding, the expected life of the options has been determined utilizing the simplified method allowed for “plain vanilla” options as described by SAB No. 107. The Company’s expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on common stock.

Because the Company has very little history from which to estimate forfeiture of options or grants, it accounts for such forfeitures prospectively, that is, in the period in which they actually occur.

A summary of stock option activity is as follows:

	Number of shares	Weighted average exercise price	Weighted average fair value
Balance at December 31, 2008	—	—	—
Granted June 17, 2009	1,072,500	$8.50	$2.36
Granted July 16, 2009	45,000	$8.00	$2.54
Exercised/Forfeited	(200,000)	$(8.50)	$2.36

Balance at December 31, 2009	917,500	$8.48	$2.37

During 2009, a total of 7,000 of the options granted during the year became exercisable by year-end and the fair value of such options at December 31, 2009, was $16,520. Unrecognized compensation cost related to unvested options totaled approximately $2.1 million as of December 31, 2009 and is expected to be expensed over the next four years. No options were exercised during 2009.

As of December 31, 2009, the aggregate intrinsic value of all stock options outstanding and expected to vest was $0.00 and the aggregate intrinsic value of currently exercisable stock options was $0.00. The intrinsic value of each option share is the difference between the estimated fair market value of the common stock and the exercise price of such option share. The Company estimates that at the end of the year, the fair value of its common stock is less than the exercise price of all outstanding options.

Inputs to both the PA LLC profits interest fair value calculation and the Company’s stock option Black-Scholes model are subjective and generally require significant judgment to determine. If, in the future, the Company determines that another method for calculating the fair value of its stock-based compensation is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for its stock-based compensation could change significantly. Regarding stock options, higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

Note 10 Licenses for Intellectual Property

During 2007, a minority member of PA LLC contributed licensed intellectual property to PA LLC. In exchange for the licensed intellectual property, the member accepted an ownership interest of 1,000,000 Class A Units (see Note 9), $1,550,000 in cash, and a contingent obligation to make certain payments if licensed products derived from this intellectual property are sold. The Company determined that the intellectual property will not be used in its products and accordingly expensed the non-refundable portion of the payments to research and development expense.

In December 2009, entered into a master license agreement with Congoo, LLC which was later assigned to Green Science Energy, LLC, its controlled affiliate. Under this agreement, the Company granted the licensee the right to market and sell sub-licenses and licensed product within Egypt and Morocco for 13 months. The agreements provided for a $2.0 million payment to us which has been escrowed and recorded as restricted cash. The licensee has the right to exercise an option to cease marketing the Company’s intellectual property and will be refunded the $2.0 million if it does so and delivers a sufficient list of prospective customers to the Company by January 2011.

Note 11 Retirement Plan

Employees of PA LLC may participate in a 401k retirement plan sponsored by the Company. PA LLC will match the contribution made by participating employees up to 4% of their eligible salaries. Matching contributions were $220,263, $97,228 and $3,881 during 2009, 2008 and 2007, respectively.

Note 12 Income Taxes

The Company has not recorded any income tax expense or benefit for the years ended December 31, 2009 and 2008 primarily due to our history of operating losses. Because the Company was a limited liability company and passed through its losses to its owners before the reverse acquisition (December 19, 2008), no federal or state tax benefit or provision was reported by the Company for periods before that date.

The reconciliation of income tax benefit at the statutory federal income tax rate of 35% to net income tax benefit for the years ended December 31, 2009 and 2008 is as follows:

	December 31,
	2009	2008
U.S. federal benefit at statutory rate	$(12,887,783)	$(7,052,588)
State income taxes, net of federal benefit	(1,243,056)	(29,453)
Losses incurred as LLC (before reverse acquisition)	—	6,760,481

Nondeductible equity compensation	695,627	—
Other items	22,372	(12,277)
Increase in valuation allowance	13,412,840	333,837

	$—	$—

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2009	2008
Deferred tax assets
Net operating loss and research and development credit carryforwards	$14,300,976	$352,168
Intangibles and fixed assets	9,676,196	10,385,445
Accruals and other items	444,064	497,856
Stock-based compensation	227,073	—
Total deferred tax assets	24,648,309	11,235,469
Less: Valuation allowance	(24,648,309)	(11,235,469)

Net deferred tax assets	$—	$—

At December 31, 2009 and 2008 we had net operating loss carryforwards of approximately 37.0 million and 0.9 million, respectively, available to reduce future taxable income, if any, for federal and state income tax purposes. The net operating loss carryforwards expire between 2023 and 2024, and valuation allowances equal to the full amounts have been provided.

Utilization of the net operating loss carryforwards may be subject to an annual limitation if the Company experiences a tax code defined change in ownership in excess of percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of the net operating loss before utilization.

The Company reviews its deferred tax assets on a regular basis to evaluate their recoverability based upon expected future reversals of deferred tax liabilities, projections of future taxable income, and tax planning strategies that it might employ to utilize such assets, including net operating net operating loss carryforwards. Based on the positive and negative evidence of recoverability, the Company establishes a valuation allowance against the net deferred assets unless it is “more likely than not” that it will recover such assets through the above means. In the future, the Company’s evaluation of the need for the valuation allowance will be significantly influenced by its ability to achieve profitability and its ability to predict and achieve future projections of taxable income.

As required by ASC 740-10-05, Accounting for Uncertainty in Income Taxes the Company recognizes the financial statement effects of a tax position when it is more likely than not (defined as a likelihood of more than 50%), based on the technical merits, that the position will be sustained upon examination. The evaluation of whether a tax position meets the more-likely-than-not recognition threshold requires a substantial degree of judgment by management based on the individual facts and circumstances. Actual results could differ from these estimates. The Company adopted ASC 740-10-05 on January 1,2007. Since adoption, the Company has not recognized any liability for unrecognized tax benefits or incurred any interest or penalties under this pronouncement.

The Company files U.S. and state income tax returns with varying statutes of limitations. Both 2008 and 2009 tax years remain open to examination.

Note 13 Related Party Transactions

During 2008, 2007 and the period from inception to December 31, 2009, the Company paid XLTG an aggregate of $2,166,524, $1,699,047 and $4,154,714, respectively, as reimbursement for administrative, executive management, business development and other services which have been included in SG&A expense for those periods.

As of December 31, 2008 and 2007, approximately $62,000 and $200,000, respectively, was due to XLTG for administrative services performed for the Company and is included in accrued expenses in the accompanying consolidated balance sheets.

The Company currently sub-leases office space from XLTG on a month to month basis at a rate of $41,321 per month.

The Company leases land where its bioreactor demonstration site is located from a related party on an annual basis for approximately $47,000. The Company has four extension periods on this lease, subject to a one-time increase in annual rent of approximately 20% that would be effective in July 2011.

During December 2008, the Company issued 1,000,000 shares of common stock for consulting services to be performed by a company owned by a board member through December 2010. These consulting services consist of general business and financial consulting and assistance in negotiating sales, financing and other agreements. The fair value of the shares issued was $3,150,000 which was initially recorded as unearned compensation, a reduction of paid in capital. The balance of unearned compensation is displayed separately as additional information on our statement of changes in stockholder’s deficit. During 2009 and 2008, $1,575,000 and $43,750, respectively, was amortized as SG&A expense.

During 2009, the Company paid approximately $373,000 for consulting services performed by related parties and affiliates of the Company. No amounts were payable to these parties at December 31, 2009.

Note 14 Subsequent Events

Equity Issuances

From February through May 2010, the Company sold an aggregate of 787,500 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years for $8.00 per unit or $6.3 million as follows:

687,500 units sold to affiliates for $5.5 million

100,000 units to sold third parties for $0.8 million

The 687,500 units sold to affiliates contained share price and warrant exercise price guarantees. The purchase price of the common stock and the exercise price of the warrants will be adjusted in the event that the Company issues common stock or warrants at a price below $8.00 for common shares or a $15.00 exercise price for warrants for a period of six months from the purchase date. Because of these potential adjustments, the full $5.5 million in proceeds will be recorded as a liability due to the uncertain number of shares that will be required to be issued due to the share price guarantee in accordance with ASC guidance. liability If at the expiration of the six month share price guaranty period the guaranty provisions are not required to be fulfilled by the Company, it is expected that the common stock and warrants will no longer be required to be accounted for as liabilities and will be reclassified to equity.

Debt Issuances

On May 27, 2010, June 23, 2010, and July 21, 2010 PetroTech Holdings Corp. funded $2,300,000, $1,100,000, and $1,000,000, respectively, to PA LLC pursuant to the terms of a separate secured term notes. Each of these notes provide for interest at 12%, which is accrued as a PIK amount, and are due on June 30, 2012.

Return of Company Shares

On June 2, 2010, the Company entered into an agreement with AzTE that provides for recovery of the 1,000,000 class A voting units of PA LLC, which were issued to AzTE during 2006. The agreement also provided for return of AzTE-licensed technology, the cancellation of all existing and future obligations and agreements between PetroAlgae and AzTE and the payment of $600,000 by the Company to AzTE. The PA LLC interests that were recovered were canceled.

ITEM 1.	FINANCIAL STATEMENTS

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Balance Sheets

	March 31, 2010 (Unaudited and restated)	December 31, 2009 (as restated)
ASSETS
Current assets:
Cash and cash equivalents	$190,677	$2,679,302
Restricted cash	2,000,000	2,000,000
Prepaid expenses	96,900	129,333
Other current assets	—	1,541,726

Total current assets	2,287,577	6,350,361

Property and equipment	4,034,088	3,653,225
Accumulated depreciation	(1,675,055)	(1,416,350)

Net property and equipment	2,359,033	2,236,875
Deposits	5,200	5,200

Total assets	$4,651,810	$8,592,436

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$727,738	$536,328
Accrued expenses	1,769,318	1,617,191
Accrued expenses—related party	2,677,175	2,144,840
Liability related to equity issuance	7,500,000	7,500,000

Total current liabilities	12,674,231	11,798,359

Notes payable—related party	35,489,896	35,114,096
Other liabilities	2,000,000	2,000,000

Total liabilities	50,164,127	48,912,455

Commitments and Contingencies
Stockholders’ deficit:
Common stock—$.001 par value, 300,000,000 shares authorized, 106,454,480 and 106,229,356 shares issued and outstanding, respectively	106,454	106,229
Paid in capital	27,200,441	24,115,788
Deficit accumulated during the development stage	(67,219,715)	(60,012,830)

Total PetroAlgae Inc. stockholders’ deficit	(39,912,820)	(35,790,813)
Non-controlling interest	(5,599,497)	(4,529,206)

Total stockholders’ deficit	(45,512,317)	(40,320,019)

Total liabilities and stockholders’ deficit	$4,651,810	$8,592,436

See the accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Statements of Operations

(Unaudited and restated)

	Three Months Ended		For the Period From September 22, 2006 (Inception) Through March 31, 2010
	March 31, 2010	March 31, 2009
Revenue	$—	$—	$—

Costs and expenses:
Selling, general and administrative	3,549,530	4,403,307	32,366,044
Research and development	4,049,374	2,639,006	35,094,055
Interest expense—related party	909,889	592,826	6,316,042
Depreciation	258,706	162,921	1,720,946

Total costs and expenses	8,767,499	7,798,060	75,497,087

Net loss before non-controlling interest	(8,767,499)	(7,798,060)	(75,497,087)

Net loss attributable to non-controlling interest	1,560,614	1,450,439	8,277,372

Net loss attributable to PetroAlgae Inc.	$(7,206,885)	$(6,347,621)	$(67,219,715)

Basic and diluted common shares outstanding	106,275,826	104,400,070

Basic and diluted loss per share	$(0.07)	$(0.06)

See the accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Unaudited and restated)

	Three Months Ended		For the Period From September 22, 2006 (Inception) Through March 31, 2010
	March 31, 2010	March 31, 2009
Cash flows from operating activities:
Net loss	$(8,767,499)	$(7,798,060)	$(75,497,087)
Adjustments to reconcile net loss before non-controlling interest to net cash used in operating activities:
Amortization of original issue discount	140,500	140,500	1,218,500
Amortization of company options	382,854	—	971,507
Amortization of unearned services	393,750	393,750	2,012,500
Employee compensation by grant of PA LLC units	490,323	559,496	5,194,902
Expenses paid and interest added to notes payable—related party	235,300	227,423	9,674,636
Expenses paid by issuance of common stock	—	144,680	1,214,230
Depreciation	258,706	162,921	1,720,946
Loss on disposition of equipment	—	808	126,830
Decrease (increase) in prepaid expenses	32,433	(32,377)	(96,900)
Increase in deposits	—	—	(5,200)
Increase in accounts payable	191,410	760,487	781,391
Increase (decrease) in accrued expenses	684,462	(372,182)	2,247,999

Net cash used in operating activities	$(5,957,761)	$(5,812,554)	$(50,435,746)

Cash flows from investing activities:
Proceeds from sale of asset	—	—	36,000
Acquisition of property and equipment	(380,864)	(1,012,562)	(4,242,809)

Net cash used in investing activities	$(380,864)	$(1,012,562)	$(4,206,809)

Cash flows from financing activities:
Member contributions	—	—	488,532
Reverse merger	—	—	99
Common stock and warrants issued for cash	2,650,000	—	24,150,000
Borrowings under notes payable—related party	—	—	28,194,601
Issuance of common stock and warrants for cash	1,200,000	—	2,000,000

Net cash provided by financing activities	$3,850,000	$—	$54,833,232

Net (decrease) increase in cash	(2,488,625)	(6,825,116)	190,677

Cash and cash equivalents—beginning of period	2,679,302	10,416,823	—

Cash and cash equivalents—end of period	$190,677	$3,591,707	$190,677

Non-cash investing and financing activities:
Stock and warrants issued for other liability	$2,500,000	$—	$10,000,000
Common stock issued for other current asset	$(342,000)	$342,000	$—
Common stock issued for unearned services	$—	$—	$3,150,000
Long term liability incurred for restricted cash	$—	$—	$2,000,000

See accompanying notes to the consolidated financial statements.

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2010

(Unaudited and restated)

Note 1 Organization

PetroAlgae Inc. (the “Company”) began its operations through its controlled subsidiary, PetroAlgae LLC (“PA LLC”), on December 19, 2008, as the outcome of the reverse acquisition described below. PA LLC was formed by XL TechGroup, Inc. (“XL”, a related party and its sponsor and parent until December 19, 2008) on September 22, 2006 as a Delaware limited liability company to develop technologies to commercially grow, harvest and process micro-crops. PA LLC’s primary business model is to license this technology to large customers who will commercially produce this biomass, which in turn is processed into two co-products: (1) renewable fuel feedstock, and (2) protein for supplementation of animal feed and potentially human food ingredients.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and Rule 8.03 of Regulation S-X. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of the Company as of December 31, 2009 and 2008, and for the years then ended and the period from inception to December 31, 2009, included in the Company’s Form 10-K/A.

The accompanying financial statements are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense. Actual results may differ from these estimates.

Principles of Consolidation

The consolidated financial statements presented herein include the accounts of the Company and its consolidated subsidiary PA, LLC. Non-controlling interests are accounted for based upon the value or cost attributed to their investment adjusted for the share of income or loss that relates to their percentage ownership of the entire Company. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense. Actual results may differ from these estimates.

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2010. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts payable, accrued expenses, notes payable and due to affiliates. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate the amounts expected to be received or paid.

The carrying value of the Company’s notes payable approximated their fair value based on the current market conditions for similar debt instruments.

Loss Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti-dilutive.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Stock Compensation. This Statement requires that the cost resulting from all stock-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for stock-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for stock-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in stock-based payment transactions.

Reverse Acquisition

On December 19, 2008, a reverse acquisition was completed under which, for accounting purposes, PA LLC is deemed to be the acquirer and PetroAlgae Inc., the legal acquirer, is deemed to be the acquired entity. No goodwill was recognized as PetroAlgae Inc. was a “shell” company before the acquisition. The former shareholders of PetroAlgae Inc. retained an aggregate of 99,586 shares of common stock, which were recorded at par value of $99.

Note 2 Going Concern

The Company is currently in the development stage at March 31, 2010 as it is continuing the development of its product and has not yet recognized any revenues. The Company’s external auditors issued a going concern opinion as of December 31, 2009. The Company’s consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

The Company has never been profitable and has incurred significant losses and cash flow deficits. For the three months ended March 31, 2010 and 2009 and the period from September 22, 2006 (inception) to March 31, 2010, the Company reported net losses of $7.2 million, $6.3 million, and $67.2 million, respectively, and negative cash flow from operating activities of $6.0 million, $5.8 million, and $50.4 million, respectively. As of March 31, 2010, the Company has an aggregate accumulated deficit of $67.2 million. The Company anticipates that operations will continue to report losses and negative cash flow during the remainder of 2010. As a result of these net losses and cash flow deficits and other factors, there is a substantial doubt about the Company’s ability to continue as a going concern. The Company is currently seeking additional funding from its principal shareholder and unrelated third parties. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 Correction of Errors

The Company recently identified certain errors in its previously issued quarterly financial statements for the three months ended March 31, 2010 and 2009. These errors, which have been corrected in this financial statement, include the following items:

•

In 2008 and 2007, the Board of Directors of PA LLC, granted 106 employees restricted ownership units in PA LLC. These ownership units generally vest over a period of four years. At each grant date, the restricted ownership unit awards were accounted for based upon an incorrect fair value calculation. Revised grant values determined using corrected Company fair value estimates resulted in additional compensation expense of approximately $0.5 million and $0.6 million for the three months ended March 31, 2010 and March 31, 2009, respectively.

•

The nature and amount of the Company’s expenditures have changed and increased from inception (September 22, 2006) through December 31, 2009. Consequently, it has been determined that a new category, Selling, General and Administrative (“SG&A”) expense, should be presented through this period. This category includes senior management and overhead costs, business development expenditures, system infrastructure costs, accounting and legal costs and intellectual property management costs. Other costs, which are related to experimentation and development of the Company’s technology, are presented as Research and Development expense. The effect of this reclassification was to decrease Research and Development expense by $1.2 million for each of the three month periods ended March 31, 2010 and March 31, 2009 and to increase SG&A expense by the same amounts with no net increase to expenses.

•

In 2008, an option to purchase ownership units in PA LLC was issued in connection with the issuance of a Company debt instrument. This option, which remains outstanding, had a fair value of approximately $1.5 million and was not recorded at issuance. This transaction has now been accounted for as a discount from the carrying amount of the related debt and the amortization of the discount added $140,500 to interest expense for each of the three month periods ended March 31, 2010 and March 31, 2009.

•

In 2009, the Company issued common stock and warrants, with a fair value of $3.0 million, to an unrelated party that provided it with equity funding and certain business development services. Cash proceeds from this equity issuance were received partially in December 31, 2009 ($0.8 million) and partially in January 2010 ($1.2 million). The $1.0 million balance of the

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

fair value of the securities issued was expensed as a business development cost within selling, general and administrative expense in 2009. The Company originally recorded the $3.0 million fair value of the securities issued as a 2009 research and development expense. In addition, the Company received $2.0 million of additional cash in connection with this transaction, which is subject to repayment to the unrelated party at that party’s option. This amount has been deposited in escrow and reported in restricted cash and other liabilities at March 31, 2010. This adjustment resulted in the reversal of $500,000 of revenue previously reported for the three months ended March 31, 2010. Also, previously reported deferred revenue of $1.5 million at March 31, 2010 has been reversed.

•

In January 2009, the Company entered into a series of agreements with a third party for the design, engineering, and construction of a facility for the growth, harvesting and processing of micro-crops. This facility was to be used to demonstrate our technology to potential customers. Company shares were issued in partial payment, in advance, for these services. The Company expensed $1.0 million related to this transaction and reported the full amount at the inception of the transaction rather than as services were performed. The cost of the shares issued has been adjusted to estimated fair value in the first quarter of 2009. The shares not earned by the third party were returned and cancelled by the Company in the first quarter of 2010, resulting in an approximately $342,000 reduction in paid in capital. Originally, this entry was not recorded during the quarter.

The effect of the correction of these errors on the financial statements is as follows:

Selected Condensed Financial Data

Balance sheet as of March 31, 2010

	Previously Reported	Increase (Decrease)	Restated
Current assets	$2,287,577	$—	$2,287,577
Other assets	2,364,233	—	2,364,233

Total assets	$4,651,810	$—	$4,651,810

Current liabilities	$16,174,231	$(3,500,000)	$12,674,231
Long-term liabilities	36,483,313	1,006,583	37,489,896

Total liabilities	52,657,544	(2,493,417)	50,164,127

Par stock and paid in capital	24,132,226	3,174,669	27,306,895
Development stage deficit	(65,260,814)	(1,958,901)	(67,219,715)
Non-controlling interest	(6,877,146)	1,277,649	(5,599,497)

Total liabilities and deficit	$4,651,810	$—	$4,651,810

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

Statement of operations for the three months ended March 31, 2010

	Previously Reported	Increase (Decrease)	Restated
Revenue	$500,000	$(500,000)	$—

Selling, general and administrative expense(1)	2,300,203	1,249,327	3,549,530

Research and development expense	5,064,230	(1,014,856)	4,049,374

Total expenses	8,133,822	633,677	8,767,499

Non-controlling interest	(1,233,277)	(327,337)	(1,560,614)

Net loss	$(6,400,545)	$(806,340)	$(7,206,885)

Basic and diluted loss per share	$(0.06)	$(0.01)	$(0.07)

(1)	- previously General and administrative expense

Selected Condensed Financial Data

Balance sheet as of December 31, 2009

	Previously Reported	Increase (Decrease)	Restated
Current assets	$4,808,635	$1,541,726	$6,350,361
Other assets	2,242,075	—	2,242,075

Total assets	$7,050,710	$1,541,726	$8,592,436

Current liabilities	$14,598,359	$(2,800,000)	$11,798,359
Long-term liabilities	36,248,013	866,083	37,114,096

Total liabilities	50,846,372	(1,933,917)	48,912,455

Par stock and paid in capital	20,708,476	3,513,541	24,222,017
Development stage deficit	(58,860,269)	(1,152,561)	(60,012,830)
Non-controlling interest	(5,643,869)	1,114,663	(4,529,206)

Total liabilities and deficit	$7,050,710	$1,541,726	$8,592,436

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

Statement of operations for the three months ended March 31, 2009

	Previously Reported	Increase (Decrease)	Restated
Revenue	$—	$—	$—

Selling, general and administrative expense(1)	2,952,100	1,451,207	4,403,307

Research and development expense	4,548,958	(1,909,952)	2,639,006

Total expenses	7,953,384	(155,324)	7,798,060

Non-controlling interest	(1,162,805)	(287,634)	(1,450,439)

Net loss	$(6,790,579)	$442,958	$(6,347,621)

Basic and diluted loss per share	$(0.07)	$0.01	$(0.06)

(1)	- previously General and administrative expense

Note 4 Property and Equipment

Property and equipment and related accumulated depreciation and amortization consist of:

	As of March 31, 2010	As of December 31, 2009
Leasehold improvements	$586,853	$613,863
Furniture and fixtures	81,716	81,716
Automobiles	62,641	62,641
Computer and office equipment	225,520	230,068
Demonstration system and engineering equipment	2,675,988	2,276,908
Software and networking	401,370	388,029

Total cost basis	4,034,088	3,653,225
Less accumulated depreciation and amortization	(1,675,055)	(1,416,350)

Total Property and Equipment	$2,359,033	$2,236,875

Note 5 Accrued Expenses

Accrued expenses are comprised of the following components:

	As of March 31, 2010	As of December 31, 2009
Accrued payroll and bonus	$495,332	$606,454
Accrued vacation liability	672,257	651,839
Other accrued expenses	601,729	358,898

Total Accrued Expenses	$1,769,318	$1,617,191

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

Note 6 Notes Payable—Related Party

On July 24, 2009, the Company entered into agreements with Valens US and PetroTech Holdings Corp. to extend the maturity of all of the Company’s loans to June 30, 2012.

Notes payable-related party consists of the following:

	As of March 31, 2010	As of December 31, 2009
Note Payable to Valens US	$417,512	$417,512

• Interest accrues monthly, at 12% per annum

• Note is due on June 30, 2012

Note Payable to PetroTech Holdings Corp.

• Interest accrues monthly, at 12% per annum	7,222,089	7,222,089

• Note is due on June 30, 2012

Convertible Note Payable to PetroTech Holdings Corp.

• Interest accrues monthly, at 12% per annum	10,000,000	10,000,000

• Note is due on June 30, 2012

Up to $25,000,000 Note Payable to PetroTech Holdings Corp.

• Interest payable monthly, and is drawn into note on a monthly basis at Prime + 2% (5.25% at March 31, 2010 and December 31, 2009)

• Permits additional draws to fund interest. Maximum balance of this note is limited to $25,000,000

• Note is due on June 30, 2012	18,084,795	17,849,495

Subtotal	35,724,396	35,489,096
Original Issue Discount	(234,500)	(375,000)

Notes Payable—Related Party	$35,489,896	$35,114,096

The notes are collectively secured by all of the Company’s assets.

The $18,084,795 note payable permits additional draws by the Company only to fund interest that accrued in the prior month up to a maximum balance of $25,000,000. As of March 31, 2010, interest in the amount of $2.6 million was accrued related to the notes payable.

Interest charged to operations on these notes was $0.9 million, $0.6 million and $6.3 million during the periods ended March 31, 2010 and 2009, and the period from September 22, 2006 (inception) to March 31, 2010, respectively.

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

Note 7 Stockholders’ Deficit

Authorized Capital. The Company’s equity consists of 300,000,000 shares of $.001 par value common stock, of which 106,454,480 shares have been issued and are outstanding at March 31, 2010. In addition, the Company may issue up to 25,000,000 shares of preferred stock. No preferred stock is outstanding.

Issuance of Common Stock and Warrants

Shortly after the reverse acquisition in December 2008, the trading of our common stock on the Over The Counter Bulletin Board ceased to follow a rational pattern, likely due to the very limited number of shares held by non-affiliates and the resulting low trading volume in our common stock, which made our shares susceptible to unusual swings in price based on very few trades. Consequently, the Company determined that the trading price of the common stock was no longer a reasonable indicator of the fair value of shares when not issued for cash. Instead, the fair value of the Company’s common stock was estimated based upon applying discounted cash flow valuation techniques to the Company’s then-current estimate of future cash flows from its business.

During December 2009, the Company issued 357,143 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years in exchange for a 30% interest in Green Sciences Energy, LLC, a subsidiary of Congoo, LLC. The units were valued at $8.00 per unit or $2,857,144. The value of the units issued was allocated between the fair values of the common stock and warrants of $2,021,429 ($5.66 per share) and $835,714 ($2.34 per warrant), respectively. The fair value of the warrants was estimated using the Black-Scholes valuation model, based on the estimated fair value of the common stock on the valuation date, an expected dividend yield of 0%, a risk-free interest rate based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining term of the instruments, an expected life equal to the remaining term of the instruments and an estimated volatility of 75%. In addition, the Company issued an additional 250,000 warrants exercisable at $8.00 per share for a period of 6 months and 250,000 warrants exercisable at $15.00 per share for a period of 6 months. These additional warrants expired unexercised on June 30, 2010. The Company estimated the fair value of the 500,000 additional warrants using the Black-Scholes option pricing model and the same assumptions stated above, resulting in an estimated fair value of the options of $161,000. The excess of the fair value of all securities issued to Green Sciences Energy, LLC of $3,018,144 over the $2.0 million of cash received in 2009 ($0.8 million) and 2010 ($1.2 million) has been recognized as a business development cost included in SG&A expense in 2009. The Company simultaneously entered into a license of its technology with these entities.

From February 12, 2010 to March 1, 2010, the Company sold 331,250 units, each consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years, for $8.00 per unit ($5.60 per common share and $2.40 per warrant) or $2,650,000 as follows:

•	312,500 units to an affiliate

•	18,750 units to third parties

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

The 312,500 units sold to the affiliate contained share price and warrant exercise price guarantees. The purchase price of the common stock and the exercise price of the warrants will be adjusted in the event that the Company issues common stock or warrants at a price below $8.00 for common shares or a $15.00 exercise price for warrants for a period of six months from the purchase date. Because of these potential adjustments, the shares issued and the warrants will be accounted for as derivative instrument liabilities in accordance with ASC guidance. The cash proceeds received of $2,650,000 will be allocated between the common stock and the warrants and the fair values of the common stock and warrants of $1.9 million ($5.60 per share) and $0.8 million ($2.40 per warrant), respectively, were recorded as a liability. For the warrants the Company estimated the fair value using the Black-Scholes valuation model, based on the estimated fair value of the common stock on the valuation date, an expected dividend yield of 0%, a risk-free interest rate based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining term of the instruments, an expected life equal to the remaining term of the instruments and an estimated volatility of 75%. If at the expiration of the six month share price guaranty period the guaranty provisions are not required to be fulfilled by the Company, it is expected that the common stock and warrants will no longer be required to be accounted for as liabilities and will be reclassified to equity.

Non-controlling Interest and PA LLC Equity Incentive Plan

During 2006 the Company issued 5% of the Class A voting units (1,000,000 units) of PA LLC as partial consideration for a license to certain technology from AzTE. AzTE has been granted anti-dilution rights and is entitled to 5% of the fully diluted capitalization of PA LLC. Pursuant to the anti-dilution clause, the Company would be required to issue AzTE an additional 156,017 units as of March 31, 2010.

PA LLC has an equity compensation plan which allows it to grant employees and consultants awards of profits interests in restricted Class B ownership units (the “Interests”) and is limited to 14% of the total outstanding units.

The Company granted 674,500 and 2,816,471 Interests during 2007 and 2008, respectively, to the majority of its employees these Interests as of the date that they began employment with the Company. As of March 31, 2010, the granted Interests, net of Interests forfeited, totaled approximately 2.9 million or 12.6% of total outstanding units. These Interests give the recipient the right to participate in the income of PA LLC and any distribution that may arise from a liquidity event to the extent that such realized amounts exceed the ownership unit fair value at the date of grant. The Company determined the fair value of these grants using a probability-weighted present value calculation that models the cash impact of possible future Company liquidity event scenarios in relation to the economics of the agreements.

The grants of Interests contain restrictions that allow the Company to repurchase the units for nominal consideration until a service period or other condition is met. This restriction is removed over a service period (generally four years) with regard to approximately 2.15 million Interests. For the three months ended March 31, 2010 and 2009 and the period from September 22, 2006 (inception) to March 31, 2010, compensation expense related to these Interests was $0.5 million, $0.6 million and $5.2 million, respectively. The related compensation expense is recognized as a SG&A or research and development expense, depending upon the recipient’s role in the Company. Unrecognized

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

compensation cost related to these Interests which are still restricted totaled approximately $2.5 million as of March 31, 2010 and is expected to be expensed over the next three years; 542,481 of these Interests remained restricted at March 31, 2010. An aggregate of 20,000, 26,800 and 561,000 of these Interests were forfeited and repurchased during the three months ended March 31, 2010 and 2009 and the period from September 22, 2006 (inception) to March 31, 2010, respectively.

Five senior officers were granted an aggregate 1.34 million Interests that are subject to repurchase for nominal consideration until a significant liquidity event is accomplished. Because that condition has not yet been met, these grants are considered contingent and are not currently amortized. This amount will be recognized as compensation expense during the period when the liquidity event is fully accomplished. The amount and nature of the liquidity event was changed in July 2009 from a requirement to obtain $150 million of distributions and/or debt repayments to the Company’s controlling shareholder to a requirement to obtain $25 million of new liquidity for the Company. This change resulted in a $4.6 million increase in the unrecognized compensation expense to $6.0 million as of March 31, 2010. All of these Interests remain restricted and outstanding as of March 31, 2010.

As of March 31, 2010, non-controlling interest parties collectively owned approximately 18% of PA LLC, and have absorbed their respective portion of the loss of PA LLC. The amount of loss absorbed was $1.6 million, $1.5 million and $8.3 million, for the three months ended March 31, 2010 and 2009 and the period from September 22, 2006 (inception) to March 31, 2010, respectively.

Stock Options

On June 17, 2009, the Company adopted the 2009 Equity Compensation Plan. The plan is intended to provide employees, consultants and others the opportunity to receive incentive stock options and is limited to 4,000,000 shares of the Company’s common stock. The exercise price shall be equal to or greater than the fair value of the underlying common stock on the date the option is granted and its term shall not exceed ten years. Awards shall not vest in full prior to the third anniversary of the award date.

During January 2010, the Company granted 322,000 options, in the aggregate, to purchase common shares at an exercise price of $8.00 per share. The options vest over a period of 4 years from the employee’s date of hire and expire 10 years from the grant date. The fair value of the options aggregated $1.1 million and was calculated using the following assumptions expected term of 6 1/4 years, risk free interest rate of approximately 2.8%, an estimated volatility of 75%, and a dividend yield 0%. The expected term of options granted to employees was based upon the simplified method allowed for “plain vanilla” options as described by SEC SAB No. 107. The fair value will be charged to operations over the remaining vesting periods commencing on the grant date. The weighted average period over which options not vested through March 31, 2010 are expected to vest is 30 months. During the three months ended March 31, 2010, approximately $0.4 million was charged to operations related to these all outstanding options.

To date, the Company has used a “Level 3 valuation method” to determine share fair value. Specifically, the Company employed valuation experts to conduct valuations based primarily upon a discounted cash flow analysis using inputs which were not externally observable—in this case

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

management’s estimate of future cash flows from the business—to determine fair value. The Company uses this methodology because the trading price of its common stock on the OTCBB is considered a less meaningful indication of fair value because a very small percentage (less than 1%) of the issued and outstanding shares are available for active trading and since a large majority of shares are held by affiliates or are restricted securities. Due to the very limited number of shares held by non-affiliates and the resulting low trading volume in its common stock, the Company’s public shares are susceptible to unusual swings in price based on very few trades. Consequently, shortly after trading began, the Company concluded that the OTCBB trading price of the common stock was no longer a reasonable indicator of the fair value of shares.

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Balance at December 31, 2008	—	—	—
Granted June 2009	1,072,500	$8.50	$2.36
Granted July 2009	45,000	$8.00	$2.54
Exercised/Forfeited	(200,000)	$(8.50)	$2.36

Balance at December 31, 2009	917,500	$8.48	$2.37
Granted January 2010	322,000	$8.00	$3.53
Exercised/Forfeited	—	$—	$—

Balance March 31, 2010	1,239,500	$8.36	$2.67

The following table summarizes information about fixed-price stock options at March 31, 2010:

	Outstanding
Exercise Prices	Weighted Average Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price
$8-8.50	1,239,500	9.4 years	$8.36

As of March 31, 2010, a total of 32,625 of the options granted were exercisable and the fair value of such options was $76,995.

Because the Company has very little history from which to estimate forfeiture of options or grants, it accounts for such forfeitures prospectively, that is, in the period in which they actually occur.

The Company will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its own stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

Inputs to both the profits interest fair value calculation and the stock option Black-Scholes model are subjective and generally require significant judgment to determine. If, in the future, the Company

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

determines that another method for calculating the fair value of its stock-based compensation is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for stock-based compensation could change significantly. Regarding stock options, higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

As of March 31, 2010, the aggregate intrinsic value of all stock options outstanding and expected to vest was $0.00 and the aggregate intrinsic value of currently exercisable stock options was $0.00. The intrinsic value of each option share is the difference between the fair value of the Company’s stock of and the exercise price of such option. The Company estimates that at the March 31, 2010, the fair value of its common stock is less than the exercise price of all outstanding options.

No stock options were exercised during the three months ended March 31, 2010.

Note 8 Related Party Transactions

The Company currently sub-leases office space from XL on a month to month basis at a rate of $41,321 per month.

The Company leases land where its bioreactor demonstration site is located from a related party on an annual basis for approximately $47,000. The Company has four extension periods on this lease, subject to a one-time increase in annual rent of approximately 20% that would be effective in July 2011.

During December 2008, the Company issued 1,000,000 shares of common stock for business and financial consulting services to be performed by a company owned by a board member through December 2010. The fair value of the shares issued was recorded as unearned compensation, shown on the balance sheet as a component of paid in capital. During the three months ended March 31, 2010 and 2009 and the period from September 22, 2006 (inception) to March 31, 2010, $0.4 million, $0.4 million and $2.0 million was amortized as SG&A expense, respectively.

Note 9 Subsequent Events

On June 2, 2010, the Company entered into an agreement with AzTE that provides for recovery of the 1,000,000 class A voting units of PA LLC, which were issued to AzTE during 2006, and the cancellation of all existing and future obligations and agreements between PetroAlgae and AzTE, in exchange for return of certain AzTE-licensed technology and a payment of $600,000. The Company remitted the payment to AzTE on June 3, 2010.

Equity Issuances

From April through June 2010, the Company sold an aggregate of 456,250 units consisting of one share of common stock and a warrant to purchase a share of common stock at $15.00 for a period of 5 years for $8.00 per unit or $3.65 million as follows:

375,000 units sold to affiliates for $3.0 million

81,250 units to sold third parties for $0.65 million

PetroAlgae Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

March 31, 2010

(Unaudited and restated)

The 375,000 units sold to affiliates contained share price and warrant exercise price guarantees. The purchase price of the common stock and the exercise price of the warrants will be adjusted in the event that the Company issues common stock or warrants at a price below $8.00 for common shares or a $15.00 exercise price for warrants for a period of six months from the purchase date. Because of these potential adjustments, the full $3.0 million in proceeds will be recorded as a liability due to the uncertain number of shares that will be required to be issued due to the share price guarantee in accordance with ASC guidance. liability If at the expiration of the six month share price guaranty period the guaranty provisions are not required to be fulfilled by the Company, it is expected that the common stock and warrants will no longer be required to be accounted for as liabilities and will be reclassified to equity.

Debt Issuances

On May 27, 2010, June 23, 2010, and July 21, 2010 PetroTech Holdings Corp. funded $2,300,000, $1,100,000, and $1,000,000, respectively, to PA LLC pursuant to the terms of separate secured term notes. Each of these notes provide for interest at 12%, which is accrued as a payment-in-kind (“PIK”) amount, and are due on June 30, 2012.

            Shares

PetroAlgae Inc.

Common Stock

Goldman, Sachs & Co.

UBS Investment Bank

Citi

Baird

Cowen and Company

Piper Jaffray

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the              listing fee.

SEC registration fee	$14,260
FINRA filing fee	$20,500
listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be included by amendment.

Item 14.	Indemnification Of Directors And Officers

Pursuant to Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, a corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred in connection therewith. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote and agreement or otherwise.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitations on liability for its directors.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. The Registrant currently maintains liability insurance for its directors and officers. In connection with this offering, the Registrant will obtain additional liability insurance for its directors and officers. Such insurance would be available to its directors and officers in accordance with its terms.

The Registrant’s restated certificate of incorporation permits the Registrant to (A) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Registrant), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Registrant and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful; (B) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper; (C) indemnify a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) above or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (A) or (B) above (unless ordered by a court) and as distinguished from (C) above will be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the Registrant’s board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Registrant as authorized in its restated certificate of incorporation.

The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL and the full text of the Registrant’s restated certificate of incorporation, which is filed as Exhibit 3.1 hereto. Reference is made to the form of underwriting agreement to be filed as Exhibit 1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales Of Unregistered Securities

•

On August 6, 2010, we issued and sold 10,000 shares of our common stock to Jeff Peterson for a purchase price of $8.00 per share and a warrant to purchase 10,000 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $80,000.

•

On June 29, 2010, we issued and sold 81,250 shares of our common stock to CNW Investment Company LLC for a purchase price of $8.00 per share and a warrant to purchase 81,250 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $650,000.

•

On May 5, 2010, April 7, 2010, March 1, 2010, October 9, 2009, September 29, 2009, September 14, 2009, September 4, 2009 and August 28, 2009, we issued and sold in the aggregate (i) 686,625 shares of our common stock to Valens U.S. SPV I, LLC for a purchase price of $8.00 per share and warrants to purchase 686,625 shares of our common stock at an exercise price of $15.00 per share, and (ii) 563,375 shares of our common stock to Valens Offshore SPV I, Ltd. for a purchase price of $8.00 per share and warrants to purchase 563,375 shares of our common stock at an exercise price of $15.00 per share. The aggregate proceeds from these private placements was $10,000,000.

•

On December 22, 2008, we issued and sold 666,667 shares of our common stock to Valens U.S. SPV I, LLC for a purchase price of $3.15 per share and 2,507,936 shares of our common stock to Valens Offshore SPV I, Ltd. for a purchase price of $3.15 per share for consideration of $2,100,000 and $7,900,000, respectively.

•

On March 1, 2010, we issued and sold 12,500 shares of common stock to Crale Realty LLC for a purchase price of $8.00 per share and a warrant to purchase 12,500 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $100,000.

•

On February 6, 2010, we issued and sold 6,250 shares of our common stock to Lynn November for a purchase price of $8.00 per share and a warrant to purchase 6,250 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $50,000.

•

On December 24, 2009, we issued and sold 357,143 shares of our common stock to Green Science Energy LLC and a warrant to purchase 357,143 shares of our common stock at an exercise price of $15.00 per share in exchange for 30% of the outstanding equity interests in Green Science Energy LLC.

•	On November 23, 2009, we issued 9,467 shares of our common stock to Torys LLP as consideration for legal services rendered.

•

On October 9, 2009, we issued and sold 375,000 shares of our common stock to Green Alternative Energy USA, LLC for a purchase price of $8.00 per share and a warrant to purchase 375,000 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $3,000,000.

•

On October 19, 2009, we issued and sold 500,000 shares of our common stock to UBS AG for a purchase price of $8.00 per share and a warrant to purchase 500,000 shares of our common stock at an exercise price of $15.00 per share for an aggregate purchase price of $4,000,000.

•	On January 15, 2009, we issued 151,057 shares of our common stock to Engineering Automation and Design, Inc. as consideration for services rendered.

•

On December 19, 2008, we issued 1,000,000 shares of our common stock to Nationwide Solutions, Inc., the sole owner of which is Sayan Navaratnam (a director of the Company), as compensation for services rendered under a consulting agreement.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits And Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index beginning on page E-1, which follows the signature pages hereof and is incorporated herein by reference.

(b)	Financial Statements Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida on the 11th day of August, 2010.

PETROALGAE INC.

By:	/s/ John S. Scott
John S. Scott Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John S. Scott and David P. Szostak and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post effective amendments or any abbreviated or subsequent registration statement and any amendments thereto filed pursuant to Rule 462(b) and any supplement to any prospectus included in this registration statement or any such amendment or any abbreviated or subsequent registration statement filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ John S. Scott John S. Scott	Chairman and Chief Executive Officer (Principal Executive Officer)	August 11, 2010

/s/ David P. Szostak David P. Szostak	Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2010

/s/ Sayan Navaratnam Sayan Navaratnam	Director	August 11, 2010

/s/ Isaac Szpilzinger Isaac Szpilzinger	Director	August 11, 2010

Exhibit Index

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*

3.1	Restated Certificate of Incorporation of PetroAlgae Inc.*

3.2	Bylaws of PetroAlgae Inc.*

4.1	Specimen Stock Certificate evidencing shares of common stock.*

4.2	Warrant, dated June 29, 2010, with CNW Investment Company LLC*

4.3	Warrant, dated August 6, 2010, with Jeff Peterson*

4.4	Warrant, dated March 1, 2010, with Crale Realty LLC*

4.5	Warrant, dated February 6, 2010, with Lynn November*

4.6	Warrant, dated December 24, 2009, with Green Science Energy LLC*

4.7	Warrant, dated October 9, 2009, with Valens U.S. SPV I, LLC*

4.8	Warrant, dated October 9, 2009, with Valens Offshore SPV Ltd.*

4.9	Warrant, dated October 9, 2009, with Green Alternative Energy USA, LLC*

4.10	Warrant, dated September 29, 2009, with Valens U.S. SPV I, LLC*

4.11	Warrant, dated September 29, 2009, with Valens Offshore SPV I, Ltd.*

4.12	Warrant, dated September 14, 2009, with Valens U.S. SPV I, LLC*

4.13	Warrant, dated September 14, 2009, with Valens Offshore SPV I, Ltd.*

4.14	Warrant, dated September 4, 2009, with Valens U.S. SPV I, LLC*

4.15	Warrant, dated September 4, 2009, with Valens Offshore SPV I, Ltd.*

4.16	Warrant, dated August 28, 2009, with Valens U.S. SPV I, LLC*

4.17	Warrant, dated August 28, 2009, with Valens Offshore SPV I, Ltd.*

4.18	Warrant, dated March 1, 2010, with Valens U.S. SPV I, LLC*

4.19	Warrant, dated March 1, 2010, with Valens Offshore SPV Ltd*

4.20	Warrant, dated April 7, 2010, with Valens U.S. SPV I, LLC*

4.21	Warrant, dated April 7, 2010, with Valens Offshore SPV I, Ltd*

4.22	Warrant, dated May 5, 2010, with Valens U.S. SPV I, LLC*

4.23	Warrant, dated May 5, 2010, with Valens Offshore SPV I, Ltd.*

4.24	Warrant, dated October 19, 2009, with UBS AG*

4.25	Registration Rights Agreement, dated March 9, 2009, between Engineering, Automation & Design, Inc. and the registrant*

5.1	Opinion of Torys LLP regarding legality.*

10.1	2009 Equity Compensation Plan*

10.4	Securities Purchase Agreement, dated March 1, 2010, with Valens U.S. SPV I, LLC*

10.5	Securities Purchase Agreement, dated March 1, 2010, with Valens Offshore SPV I, Ltd.*

10.6	Securities Issuance Agreement, dated December 24, 2009, with Green Science Energy LLC*

10.7	Master License Agreement, dated December 24, 2009, between PA LLC and Congoo, LLC*

Exhibit Number	Description of Document
10.8	Option Agreement, dated December 24, 2009, between PA LLC and Congoo, LLC*

10.9	Securities Purchase Agreement, dated October 19, 2009, with UBS AG*

10.10	Securities Purchase Agreement, dated October 9, 2009, with Green Alternative Energy USA, LLC*

10.11	Securities Purchase Agreement, dated October 9, 2009, with Valens U.S. SPV I, LLC*

10.12	Securities Purchase Agreement, dated October 9, 2009, with Valens Offshore SPV I, Ltd.*

10.13	Securities Purchase Agreement, dated September 29, 2009, with Valens U.S. SPV I, LLC *

10.14	Securities Purchase Agreement, dated September 29, 2009, with Valens Offshore SPV I, Ltd.*

10.15	Securities Purchase Agreement, dated September 14, 2009, with Valens U.S. SPV I, LLC*

10.16	Securities Purchase Agreement, dated September 14, 2009, with Valens Offshore SPV I, Ltd.*

10.17	Securities Purchase Agreement, dated September 4, 2009, with Valens U.S. SPV I, LLC*

10.18	Securities Purchase Agreement, dated September 4, 2009, with Valens Offshore SPV I, Ltd.*

10.19	Securities Purchase Agreement, dated August 28, 2009, with Valens U.S. SPV I, LLC*

10.20	Securities Purchase Agreement, dated August 28, 2009, with Valens Offshore SPV I, Ltd.*

10.21	Amended and Restated Master Security Agreement, dated July 28, 2009, among PA LLC and PetroAlgae Inc. in favor of LV Administrative Services, Inc. for the benefit of PetroTech Holdings Corp.*

10.22	Joinder Agreement, dated July 28, 2009, by PetroAlgae Inc. and PA LLC and delivered to LV Administrative Services, Inc., as administrative and collateral agent for PetroTech Holdings Corp.*

10.23	Equity Pledge Agreement, dated July 28, 2009, among PetroAlgae Inc. and LV Administrative Services, Inc., as administrative and collateral agent for PetroTech Holdings Corp.*

10.24	PetroAlgae Inc. Guaranty, dated July 28, 2009*

10.25	Omnibus Amendment, Joinder and Reaffirmation Agreement, dated July 28, 2009, among PetroAlgae Inc., PA LLC and LV Administrative Services, as administrative and collateral agent for Valens U.S. SPV I, LLC*

10.26	Second Amended and Restated Term Note, dated July 28, 2009, in the principal amount of $417,511.92, issued by PA LLC to Valens U.S. SPV I, LLC*

10.27	Amended and Restated Master Security Agreement, dated July 28, 2009, among PA LLC and PetroAlgae Inc. in favor of LV Administrative Services, Inc. for the benefit of Valens U.S. SPV I, LLC*

10.28	Joinder Agreement, dated July 28, 2009, by PetroAlgae Inc., PA LLC and PetroTech Holdings Corp. and delivered to LV Administrative Services, Inc., as administrative and collateral agent for Valens U.S. SPV I, LLC*

10.29	Second Amended and Restated Secured Term Note, dated July 28, 2009, in the principal amount of $7,222,089, issued by PA LLC to PetroTech Holdings Corp.*

10.30	Omnibus Amendment, Joinder and Reaffirmation Agreement, dated July 28, 2009, by and among PetroAlgae Inc., PA LLC and LV Administrative Services, Inc., as administrative and collateral agent for PetroTech Holdings Corp.*

10.31	Amended and Restated Secured Convertible Note, dated July 28, 2009, in the principal amount of $10,000,000, issued by PA LLC to PetroTech Holdings Corp.*

10.32	Letter Agreement, dated May 12, 2009, with PetroTech Holdings Corp.*

Exhibit Number	Description of Document
10.33	Amendment One to Master License Agreement, dated April 30, 2009, by and between PA LLC and GTB Power Enterprise, Ltd.*†

10.34	Side Letter to Master License Agreement, dated March 5, 2009, between PA LLC and GTB Power Enterprise, Ltd.*

10.35	Master License Agreement, dated March 5, 2009, by and between PA LLC and GTB Power Enterprise, Ltd.*†

10.36	Stock Purchase Agreement, dated January 15, 2009, between PetroAlgae Inc. and Engineering Automation and Design, Inc.*

10.37	Demand Note, dated December 26, 2008, in the principal amount of $10,000,000, issued by PA LLC to PetroAlgae Inc.*

10.38	Consulting Agreement, dated December 19, 2008, between PetroAlgae Inc. and Nationwide Solutions Inc.*

10.39	Substitute Membership Agreement, dated December 19, 2008, between PetroTech Holdings Corp. and PetroAlgae Inc.*

10.40	Consent Agreement, dated September 24, 2008, made by Arizona Sciences and Technology Enterprises, LLC*

10.41	Consent Agreement, dated August 14, 2008, by and among Arizona Sciences and Technology Enterprises, LLC, PA LLC, LV Administrative Services, Inc. and PetroTech Holdings Corp.*

10.42	Promissory Note, dated June 12, 2008, issued by PA LLC to XL TechGroup, Inc. and assigned to PetroTech Holdings Corp., as amended by the Omnibus Amendment, Joinder and Reaffirmation Agreement, dated July 28, 2009, by and among PetroAlgae Inc., PA LLC and LV Administrative Services, Inc., as administrative and collateral agent for PetroTech Holdings Corp.*

10.43	Amended and Restated Limited Liability Company Agreement of PA LLC, dated February 16, 2007*

10.44	Securities Purchase Agreement, dated April 7, 2010, with Valens U.S. SPV I, LLC*

10.45	Securities Purchase Agreement, dated April 7, 2010, with Valens Offshore SPV I, Ltd.*

10.46	Securities Purchase Agreement, dated May 5, 2010, with Valens U.S. SPV I, LLC*

10.47	Securities Purchase Agreement, dated May 5, 2010, with Valens Offshore SPV I, Ltd.*

10.48	Secured Term Note, dated May 27, 2010, issued by PA LLC to PetroTech Holdings Corp.*

10.49	Secured Term Note, dated June 23, 2010, issued by PA LLC to PetroTech Holdings Corp.*

21.1	Subsidiary of the Registrant.*

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Torys LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (see page II-5 of this Form S-1).

99.1	Letter Agreement, dated August 15, 2008, between PetroTech Holdings Corp. and XL TechGroup, Inc.*

*	To be filed by amendment.
†	The Securities and Exchange Commission has granted confidential treatment pursuant to Rule 24b-2 under the Exchange Act for portions of this exhibit. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.